2025 ANNUAL REPORT CITIZENS COMMUNITY BANCORP, INC.

TABLE OF CONTENTS A Message from the CEO ...................................................................................................... 1 Management's Discussion and Analysis of Financial Condition and Results of Operations .................................................................................... 26 Consolidated Financial Statements ...................................................................................... 54 Stockholder Information ...................................................................................................... 123 Corporate Information ......................................................................................................... 124

To Our Valued Stockholders, We meaningfully advanced our business objectives in 2025 due to the noteworthy quality of our earnings and the strength of our balance sheet, which we repositioned following the 2023 bank liquidity crisis. Our Tangible Capital Ratio was nearly 9% at yearend 2025, our historically high loan deposit ratio contracted to under 90%, and we had interest-bearing cash at the Federal Reserve at year-end of over $100 million. Loan growth returned in the last quarter of the year with a solid loan pipeline entering 2026 which we expect to generate historical growth of three to six percent. Year over year earnings per share grew modestly on the surface but the linked year was supported by negative provision. Deposit growth continued as our incentive plans and credit appetite favor strong relationships that yield deposits and the use of Treasury Management services offered by our bank. Cultural change here started in late 2022, and we feel it is now embedded in our go-to-market strategy. This has enabled us to diversify the composition of deposits and lower the cost or interest expense in this rate environment. Our net interest margin showed the impact of time deposit repricing as COVID-era fixed rate loans approach repricing this year and next, and new loans price at today’s market rates, which have been notably better since the Fed began cutting. We have published in our earnings releases the amount and weighted average rates of lower-priced loans that will be repriced in the last two quarters of 2026 and the first two quarters of 2027, which should support further margin expansion from the fourth quarter reading of 3.15%. Our markets have been resilient, evidenced by unemployment rates below the national average and generally strong credit performance, including net charge-offs of approximately three basis points since 2021. We believe that our non-performing loans are well balanced by our loss experience and our allowance for credit losses, which stood at 1.67% of total loans at year-end 2025; notably, the non-performing loan balance is concentrated in two larger loans. Capital management is top of mind. We prioritize our capital to support organic growth, dividends to shareholders, share repurchases, and mergers and acquisition. In January this year, we converted our dividend from annual to quarterly and increased the dividend by 16% to $0.42/share annualized. In addition, we repurchased 861 thousand shares, mostly below tangible book value, over the last two years and our authorization allows for further buy back activity. Various policy, regulatory, and tax law developments could shape the operating environment in 2026. Geopolitical events may temper some of that potential; however, we remain optimistic that 2026 will build on the momentum we have established. I appreciate the effort and commitment of our colleagues and look forward to their continued contributions. We are a proud, dedicated team and appreciate your investment in Citizens! Yours truly, Stephen Bianchi Chairman of the Board, President & Chief Executive Officer April 29, 2026 Forward-looking statements made in this letter are subject to the cautionary statement in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 5, 2026, under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” 1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 001-33003 CITIZENS COMMUNITY BANCORP, INC. (Exact name of registrant as specified in its charter) Maryland 20-5120010 (State or other jurisdiction of incorporation or organization) (IRS Employer Identification Number) 2174 EastRidge Center, Eau Claire, WI 54701 (Address of principal executive offices) 715-836-9994 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, $.01 par value per share CZWI NASDAQ Global Market Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ¨ No ý Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ¨ No ý Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ý No ¨ 2

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ý No ¨ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☒ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of common stock held by non-affiliates of the registrant, computed by reference to the closing price as of June 30, 2025, was approximately $105.1 million. APPLICABLE ONLY TO CORPORATE REGISTRANTS Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date: At March 5, 2026 there were 9,628,612 shares of the registrant’s common stock, par value $0.01 per share, outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the Proxy Statement for the 2026 Annual Meeting of the Stockholders of the Registrant are incorporated by reference into Part III of this report. 3

CITIZENS COMMUNITY BANCORP, INC. FORM 10-K December 31, 2025 TABLE OF CONTENTS Page Number PART I 6 ITEM 1. BUSINESS 6 ITEM 1A. RISK FACTORS 13 ITEM 1B. UNRESOLVED STAFF COMMENTS 21 ITEM 1C CYBERSECURITY 21 ITEM 2. PROPERTIES 23 ITEM 3. LEGAL PROCEEDINGS 23 ITEM 4. MINE SAFETY DISCLOSURES 23 PART II 23 ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 23 ITEM 6. RESERVED 24 ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 25 ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 50 ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 53 ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 114 ITEM 9A. CONTROLS AND PROCEDURES 114 ITEM 9B. OTHER INFORMATION 115 ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION 115 PART III 117 ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 117 ITEM 11. EXECUTIVE COMPENSATION 117 ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 117 ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE 117 ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES 118 PART IV 118 ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES 118 SIGNATURES 121 4

As used in this report, the terms “we,” “us,” “our,” “Citizens Community Bancorp” and the “Company” mean Citizens Community Bancorp, Inc. and its wholly owned subsidiary, Citizens Community Federal N.A., unless the context indicates another meaning. As used in this report, the term “Bank” means our wholly owned subsidiary, Citizens Community Federal N.A. Forward-Looking Statements Certain matters discussed in this Annual Report on Form 10-K contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the Company intends that these forward-looking statements be covered by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “estimates,” “intend,” “may,” “preliminary,” “planned,” “potential,” “should,” “will,” “would,” or the negative of those terms or other words of similar meaning. Similarly, statements that describe the Company’s future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are inherently subject to many uncertainties in the Company’s operations and business environment. Factors that could affect actual results or outcomes include the matters described under the caption “Risk Factors” in Item 1A of this report and the following: • conditions in the financial markets and economic conditions generally; • the impact of inflation on our business and our customers; • geopolitical tensions, including current or anticipated impact of military conflicts; • higher lending risks associated with our commercial and agricultural banking activities; • future pandemics; • cybersecurity risks; • adverse impacts on the regional banking industry and the business environment in which we operate; • interest rate risk; • lending risk; • changes in the fair value or ratings downgrades of our securities; • the sufficiency of allowance for credit losses; • competitive pressure from others in the financial services industry, including non-depository institutions; • disintermediation risk (including the use of emerging financial technologies such as cryptocurrencies); • our ability to maintain our reputation; • our ability to maintain or increase our market share; • our ability to realize the benefits of net deferred tax assets; • our ability to obtain needed liquidity; • our ability to raise capital needed to fund growth or meet regulatory requirements; • our ability to attract and retain key personnel; • our ability to keep pace with technological change; • prevalence of fraud and other financial crimes; • the possibility that our internal controls and procedures could fail or be circumvented; • our ability to successfully execute our acquisition growth strategy; • risks posed by acquisitions and other expansion opportunities, including difficulties and delays in integrating acquired business operations or fully realizing the cost savings and other benefits; • restrictions on our ability to pay dividends; • volatility of our stock price (including possible removal from the Russell 3000® Index); • climate change; • accounting standards for credit losses; • legislative or regulatory changes or actions, or significant litigation, adversely affecting the Company or Bank; • public company reporting obligations; • changes in federal or state tax laws; and • changes in accounting principles, policies or guidelines and their impact on financial performance. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward- looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking 5 statements made herein are only made as of the date of this filing and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances occurring after the date of this report. In this Annual Report, the periods presented are the fiscal years ended December 31, 2025 (which we sometimes refer to in this Annual Report as “fiscal 2025”) and December 31, 2024 (which we sometimes refer to in this Annual Report as “fiscal 2024”). 6

PART 1 ITEM 1. BUSINESS General Citizens Community Bancorp, Inc. (the “Company”) is a Maryland corporation organized in 2004. The Company is a bank holding company and is subject to regulation by the Office of the Comptroller of the Currency (“OCC”) and by the Federal Reserve Bank. Our primary activities consist of holding the stock of our wholly-owned subsidiary bank, Citizens Community Federal N.A. (the “Bank”), and providing commercial, agricultural and consumer banking activities through the Bank. At December 31, 2025, we had approximately $1.782 billion in total assets, $1.524 billion in deposits, and $187.9 million in equity. Citizens Community Federal N.A. The Bank is a federally chartered National Bank serving customers in Wisconsin and Minnesota through 21 full-service branch locations. Its primary markets include the Chippewa Valley Region in Wisconsin, the Twin Cities and Mankato markets in Minnesota, and various rural communities around these areas. The Bank offers traditional community banking services to businesses, Agricultural operators and consumers, including one-to-four family residential mortgages. Internet Website We maintain a website at www.ccf.us. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements for our annual stockholders’ meetings and amendments to those reports or documents, as soon as reasonably practicable after we electronically file those materials with, or furnish them to, the Securities and Exchange Commission (“SEC”). We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants. Yields Earned and Rates Paid This information is included in Item 7; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the heading “Statement of Operations Analysis” herein. Rate/Volume Analysis This information is included in Item 7; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the heading “Statement of Operations Analysis” herein. Average Balance, Interest and Average Yields and Rates This information is included in Item 7; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the heading “Statement of Operations Analysis” herein. Lending Activities We offer a variety of loan products including commercial real estate loans, commercial and industrial (C&I) loans, agricultural real estate loans, agricultural operating loans, residential mortgages, home equity lines-of-credit and consumer loans. We make real estate, consumer, commercial and agricultural loans in accordance with the basic lending policies established by Bank management and approved by our Board of Directors. We focus our lending activities on individual consumers and small commercial borrowers within our market areas. Our lending has been historically concentrated primarily within Wisconsin and Minnesota. Competitive and economic pressures exist in our lending markets, and recent and any future developments in (a) the general economy, (b) real estate lending markets, and (c) the banking regulatory environment could have a material adverse effect on our business and operations. These factors may impact the credit quality of our existing loan portfolio, or adversely impact our ability to originate sufficient high quality loans in the future. Our total gross outstanding loans, before net deferred loan costs and unamortized discounts on acquired loans, as of December 31, 2025, were $1.343 billion, consisting of $1.074 billion in commercial/agricultural real estate loans, $139.3 million in C&I/agricultural operating loans, $123.8 million in residential mortgage loans and $6.2 million in consumer installment loans. See Item 7; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the heading “Balance Sheet Analysis” for further analysis of our loan portfolio. 7

Investment Activities We maintain a portfolio of investments, consisting primarily of mortgage-backed securities, asset-backed securities, U.S. Government sponsored agency securities and corporate debt securities. We attempt to balance our portfolio to manage interest rate risk, regulatory requirements, and liquidity needs while providing an appropriate rate of return commensurate with the risk of the investment. See Item 7; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the heading “Balance Sheet Analysis Investment Securities” for further analysis of our investment portfolio. Deposits and Other Sources of Funds General. The Company’s primary sources of funds are deposits; amortization, prepayments and maturities of outstanding loans; other short- term investments; and funds provided from operations. Deposits. We offer a broad range of deposit products through our branches, including demand deposits, various savings and money-market accounts and certificates of deposit. Deposits are insured by the Deposit Insurance Fund (“DIF”) of the Federal Deposit Insurance Corporation (“FDIC”) up to statutory limits. At December 31, 2025, our total deposits were $1.524 billion including interest bearing deposits of $1.260 billion and non-interest bearing deposits of $0.264 billion. Borrowings. In addition to our primary sources of funds, we maintain access to additional sources of funds through borrowing, including FHLB borrowings, lines of credit with the Federal Reserve Bank, our Revolving Loan and our Federal Funds Purchased Lines of Credit. See Item 7; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the heading “Balance Sheet Analysis Federal Home Loan Bank (FHLB) advances and other borrowings” for further analysis of our borrowings. Competition We compete with other financial institutions and businesses both in attracting and retaining deposits and making loans in all of our principal markets. We believe the primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, technology, convenient locations and office hours, and alternative delivery systems. One such delivery system is remote deposit capture for those commercial customers that are not conveniently located near one of our branches or mobile banking for retail customers. Competition for deposit products comes primarily from other banks, credit unions and non-bank competitors, including insurance companies, money market and mutual funds, and other investment alternatives. We believe the primary factors in competing for loans are interest rates, loan origination fees, and the quality and the range of lending services. Successful loan originations tend to depend not only on interest rate and terms of the loan but also on being responsive and flexible to the customer’s needs. Competition for loans comes primarily from other banks, mortgage banking firms, credit unions, finance companies, leasing companies and other financial intermediaries. Some of our competitors are not subject to the same degree of regulation as that imposed on national banks or federally insured institutions, and these other institutions may be able to price loans and deposits more aggressively. We also face direct competition from other banks and their holding companies that have greater assets and resources than ours. However, we have been able to compete effectively with other financial institutions by building customer relationships with a focus on small-business solutions, including internet and mobile banking, electronic bill pay and remote deposit capture. Regulation and Supervision The banking industry is highly regulated, and the Company and the Bank are subject to numerous laws and regulations. As a bank holding company, the Company is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve (the “FRB”). The Bank is also subject to regulation, supervision and examination by the OCC. The Bank is a member of the Federal Reserve System and the Federal Home Loan Bank System. In addition, the Bank’s deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Bank. The following is a brief summary of material statutes and regulations that affect the Company and the Bank. The following summary is not a complete discussion or analysis and is qualified in its entirety by reference to the statutes and regulations summarized below. The laws and regulations applicable to the Company and the Bank are subject to change. The likelihood and timing of any changes, and the impact such changes may have on the Company and the Bank, are difficult to predict, including any changes resulting from the U.S. presidential administration and U.S. Congress. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to the Company or the Bank. All of the foregoing may have a material adverse effect on our business, operations, and earnings. 8

Securities Regulation and Listing Our common stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is listed on the NASDAQ Global Market under the symbol “CZWI.” We are subject to the information, proxy solicitation, insider trading, corporate governance, and other disclosure requirements and restrictions of the Exchange Act, as well as the Securities Act of 1933 (the “Securities Act”), both administered by the SEC. As a company listed on the NASDAQ Global Market, we are subject to NASDAQ standards for listed companies. On June 29, 2025, the FTSE selected Citizens Community Bancorp, Inc. for inclusion in the Russell 3000® Index as part of the 2025 annual reconstitution. The Company is currently a “smaller reporting company” which allows us to provide certain simplified and scaled disclosures in our filings with the SEC. We will remain a smaller reporting company for so long as the market value of the Company’s common stock held by non-affiliates as of the end of its most recently completed second fiscal quarter is less than $250 million, or as of the same period the Company’s annual revenues are less than $100 million and its public float is less than $700 million. Sarbanes-Oxley Act The Sarbanes-Oxley Act of 2002 (SOX) was enacted to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. SOX and the SEC’s implementing regulations include provisions addressing, among other matters, the duties, functions and qualifications of audit committees for all public companies; certification of financial statements by the chief executive officer and the chief financial officer; the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; disclosure of off-balance sheet transactions; a prohibition on personal loans to directors and officers, except (in the case of banking companies) loans in the normal course of business; expedited filing requirements for reports of beneficial ownership of company stock by insiders; disclosure of a code of ethics for senior officers, and of any change or waiver of such code; the formation of a public accounting oversight board; auditor independence; disclosure of fees paid to the company’s auditors for non-audit services and limitations on the provision of such services; attestation requirements for company management and external auditors, relating to internal controls and procedures; and various increased criminal penalties for violations of federal securities laws. Section 404 of SOX requires management of the Company to undertake a periodic assessment of the adequacy and effectiveness of the Company’s internal control over financial reporting. As an “accelerated filer,” we are subject to the provisions of Section 404(b) of the Sarbanes-Oxley Act. Section 404(b) requires that an independent registered public accounting firm provide an attestation report on the Company’s internal control over financial reporting and the operating effectiveness of these controls, making the public reporting process more costly. Federal Banking Regulation Federal banking institutions, like the Bank, their holding companies and their affiliates are extensively regulated under federal law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of applicable statutes and by the regulations and policies of various bank regulatory agencies, including our primary regulator, the Federal Reserve, and the Bank’s primary regulator, the OCC, as well as the FDIC, as the insurer of our deposits. Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board (“FASB”), securities laws administered by the Securities and Exchange Commission (“SEC”) and state securities authorities, and anti-money laundering laws enforced by the U.S. Department of the Treasury (“Treasury”) have an impact on our business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to our operations and results. Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of federal banking institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of our business, the kinds and amounts of investments we may make, required capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, our ability to merge, consolidate and acquire, dealings with the Company’s and the Bank’s insiders and affiliates and our payment of dividends. In reaction to the global financial crisis and particularly following passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), we experienced heightened regulatory requirements and scrutiny. Although the reforms primarily targeted systemically significant financial service providers, their influence filtered down in varying degrees to community banks over time and caused our compliance and risk management processes, and the costs thereof, to increase. The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 9

(“Regulatory Relief Act”) eliminated questions about the applicability of certain Dodd-Frank Act reforms to community bank systems, including relieving us of any requirement to engage in mandatory stress tests, maintain a risk committee or comply with the Volcker Rule’s complicated prohibitions on proprietary trading and ownership of private funds. In 2022, the Company adopted a clawback policy that is consistent with Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and the listing standards adopted by the Nasdaq Stock Market, as mandated by the Dodd-Frank Act. The supervisory framework for U.S. banking organizations subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations. The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision. Capital Adequacy Banks and bank holding companies, as regulated institutions, are required to maintain minimum levels of capital. The FRB and the OCC have adopted minimum risk-based capital requirements (Tier 1 capital, common equity Tier 1 capital (“CET1”) and total capital) and leverage capital requirements, as well as guidelines that define components of the calculation of capital and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines. In addition to the minimum risk-based capital and leverage ratios, banking organizations must maintain a “capital conservation buffer” consisting of CET1 in an amount equal to 2.5% of risk-weighted assets in order to avoid restrictions on their ability to make capital distributions and to pay certain discretionary bonus payments to executive officers. In order to avoid those restrictions, the capital conservation buffer effectively increases the minimum CET1 capital, Tier 1 capital, and total capital ratios for U.S. banking organizations to 7.0%, 8.5%, and 10.5%, respectively. Banking organizations with capital levels that fall within the buffer will be required to limit dividends, share repurchases or redemptions (unless replaced within the same calendar quarter by capital instruments of equal or higher quality), and discretionary bonus payments. The Bank’s capital categories are determined solely for the purpose of applying the “prompt corrective action” rules described below and they are not necessarily an accurate representation of its overall financial condition or prospects for other purposes. Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. See “Bank Regulation - Prompt Corrective Action” below. Bank Holding Company Regulation As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956 (the “BHCA”) and regulation and supervision by the FRB. A bank holding company is required to obtain the approval of the FRB before making certain acquisitions or engaging in certain activities. Bank holding companies and their subsidiaries are also subject to restrictions on transactions with insiders and affiliates. A bank holding company is required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, and before it may acquire ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than five percent of the voting shares of such bank. The approval of the FRB is also required for the merger or consolidation of bank holding companies. Pursuant to the BHCA, the FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. The Company is required to file periodic reports with the FRB and provide any additional information the FRB may require. The FRB also has the authority to examine the Company and its subsidiaries, as well as any arrangements between the Company and its subsidiaries, with the cost of any such examinations to be borne by the Company. Banking subsidiaries of bank holding companies are also subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. 10

Federal law restricts the amount of voting stock of a bank holding company or a bank that a person or group may acquire without the prior approval of banking regulators. Under the federal Change in Bank Control Act (“CBCA”) and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, and the OCC before acquiring control of any national bank, such as the Bank. The CBCA prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company. In addition, the CBCA prohibits any entity from acquiring 25% (the BHCA has a lower limit for acquirers that are existing bank holding companies) or more of a bank holding company’s or bank’s voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the Federal Reserve. The Board of Governors of the Federal Reserve has clarified and codified the Federal Reserve’s standards for determining whether one company has control over another. Such rule established four categories of tiered presumptions of non-control that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of non-control. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily being deemed to have a controlling influence. Late in the preceding administration, the standards by which bank and financial institution acquisitions would be evaluated underwent change by the OCC, FDIC and Department of Justice (“DOJ”), but not the Federal Reserve. These review and changes were incorporated into non-binding guidance. The DOJ withdrew its 1995 Bank Merger Guidelines and issued the 2024 Banking Addendum to its 2023 Merger Guidelines. The DOJ clarified that it will assess competition considerations in connection with bank and bank holding company mergers using its 2023 Merger Guidelines, which is the general merger review framework the DOJ used to evaluate transactions in all segments of the economy, and the 2024 Banking Addendum. The 2024 Banking Addendum provided guidance on how the DOJ would apply heightened scrutiny to assess competition in the context of bank and bank holding company mergers. In May 2025, the FDIC rescinded its 2024 policy statement on bank merger review and reinstated prior guidance. The OCC also rescinded the 2024 policy statement and reinstated regulatory provisions providing for expedited processing of bank mergers under its pre-2024 policies. The current administration is seeking to implement a regulatory reform agenda that is significantly different than that of the prior administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. We may be required to implement different compliance procedures and modify our policies and activities to comply with changes set forth by the current administration. This may cause us to incur additional costs and expenses, and dedicate additional resources, to achieve compliance with any changes from the current administration, which can impact our financial condition and the results of our operations. Bank Regulation Anti-Money Laundering and OFAC Regulation. The Bank is subject to a number of anti-money laundering laws (“AML”) and regulations. The Bank Secrecy Act of 1970 (“BSA”) and subsequent laws and regulations require the Bank to take steps to prevent the use of the Bank or its systems from facilitating the flow of illegal or illicit money or terrorist funds. Those requirements include ensuring effective board and management oversight, establishing policies and procedures, performing comprehensive risk assessments, developing effective monitoring and reporting capabilities, ensuring adequate training and establishing a comprehensive independent audit of BSA compliance activities. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“Patriot Act”) significantly expanded the AML and financial transparency laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. Regulations promulgated under the Patriot Act impose various requirements on financial institutions, such as standards for verifying client identification at account opening and maintaining expanded records (including “Know Your Customer” and “Enhanced Due Diligence” practices) and other obligations to maintain appropriate policies, procedures and controls to aid the process of preventing, detecting, and reporting money laundering and terrorist financing. An institution subject to the Patriot Act must provide AML training to employees, designate an AML compliance officer and annually audit the AML program to assess its effectiveness. The FDIC continues to issue regulations and additional guidance with respect to the application and requirements of BSA and AML. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. Based on their administration by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), these are typically known as the “OFAC” rules. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or 11 investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “United States persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to United States jurisdiction (including property in the possession or control of United States persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure of a financial institution to maintain and implement adequate BSA, AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution and result in material fines and sanctions. The Bank has implemented policies and procedures to comply with the foregoing requirements. Privacy Restrictions The Gramm-Leach-Bliley Act of 1999 (“GLBA”), in addition to making changes to permissible non-banking activities in which banks are permitted to engage, also requires financial institutions in the U.S. to provide certain privacy disclosures to customers and consumers, to comply with certain restrictions on sharing and usage of personally identifiable information, and to implement and maintain commercially reasonable customer information safeguarding standards. In addition to the GLBA, we are, or may become in the future, subject to a variety of complex and evolving laws, regulations, rules and standards regarding privacy and cybersecurity. Privacy and cybersecurity are currently areas of considerable legislative and regulatory attention, with new or modified laws, regulations, rules and standards being frequently adopted and potentially subject to divergent interpretation or application in a manner that may create inconsistent or conflicting requirements for businesses. Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, in which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each category. A “well-capitalized” bank is one that is not required to meet and maintain a specific capital level for any capital measure pursuant to any written agreement, order, capital directive, or prompt corrective action directive, and has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 8%, a CET1 capital ratio of at least 6.5%, and a Tier 1 leverage ratio of at least 5%. Generally, a classification as well capitalized will place a bank outside of the regulatory zone for purposes of prompt corrective action. However, a well-capitalized bank may be reclassified as “adequately capitalized” based on criteria other than capital, if the federal regulator determines that a bank is in an unsafe or unsound condition, or is engaged in unsafe or unsound practices, which requires certain remedial action. The FRB may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards and future regulatory change could impose higher capital standards as a routine matter. The Bank, as a matter of prudent management, targets as its goal the maintenance of capital ratios which exceed these minimum requirements and that are consistent with the Bank’s risk profile. Deposit Insurance. The deposits of the Bank are insured by the DIF of the FDIC up to the limits set forth under applicable law and are subject to the deposit insurance premium assessments of the DIF. The current maximum per depositor FDIC insurance amount is $250,000. The FDIC applies a risk-based system for setting deposit insurance assessments. Under this system, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at an assessment rate for a banking institution, the FDIC places it in one of four risk categories determined by reference to its capital levels and supervisory ratings. In addition, in the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios or, if applicable, its long-term debt ratings. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. In addition to deposit insurance assessments, the FDIC is authorized to collect assessments from FDIC insured depository institutions to service the outstanding obligations of Financing Corporation (FICO). The FDIC currently defines the base for FDIC insurance assessments based on average consolidated total assets less average tangible equity. Federal Home Loan Bank (“FHLB”) System. The Bank is a member of the FHLB of Chicago, which is one of the 11 regional Federal Home Loan Banks. The primary purpose of the FHLBs is to provide funding to their saving association members in support of the home financing credit function of the members. Each FHLB serves as a reserve or central bank for its members within its assigned region. FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. FHLBs make loans or advances to members in accordance with policies and procedures 12 established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Financing Board. All advances from a FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. Long-term advances are required to be used for residential home financing and small business and agricultural loans. As a member, the Bank is required to purchase and maintain stock in the FHLB of Chicago based on activity and membership requirements. As of December 31, 2025, the Bank had $3.7 million in FHLB stock, which was in compliance with this requirement. The Bank receives dividends on its FHLB stock. Community Reinvestment Act. The Community Reinvestment Act (“CRA”) is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations. The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from “outstanding” to a low of “substantial noncompliance.” The Bank had a CRA rating of “Satisfactory” as of its most recent regulatory examination. In October 2023, the Federal Reserve, FDIC and OCC issued a final rule to amend their regulations implementing the CRA. The rule materially revises the current CRA framework, including the assessment areas with which a bank is evaluated to include activities associated with online and mobile banking, the tests used to evaluate the bank in its assessment areas, new methods of calculating credit for lending, investment and service activities and additional data collection and reporting requirements. The rule was originally intended to take effect on April 1, 2024, with most of the provisions becoming applicable on January 1, 2026, and reporting of the collected data would not be required until 2027. Several banking industry groups filed a lawsuit seeking to invalidate the final rule, in which they argued that the agencies exceeded their statutory authority in adopting it. In March 2024, a preliminary injunction was granted that provides a day-for- day extension for each day the injunction remains in place. The court’s decision granting a preliminary injunction is on appeal to the U.S. Court of Appeals for the Fifth Circuit. Uncertainty consequently remains around the actual implementation date, as well as around which elements of the final rule may be implemented. Consumer Compliance and Fair Lending Laws. The Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Patriot Act, BSA, the Foreign Account Tax Compliance Act, CRA, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, various state law counterparts, and the Consumer Financial Protection Act of 2010, which constitutes part of the Dodd-Frank Act. The enforcement of fair lending laws has been an increasing area of focus for regulators, including the OCC. Enforcement Authority The federal banking agencies have broad authority to issue orders to depository institutions and their holding companies prohibiting activities that constitute violations of law, rule, regulation or administrative order, or that represent unsafe or unsound banking practices, as determined by the federal banking agencies. The federal banking agencies also are empowered to require affirmative actions to correct any violations or practice; issue administrative orders that can be judicially enforced; direct increases in capital; limit dividends and distributions; restrict growth; assess civil money penalties against institutions or individuals who violate any laws, regulations, orders or written agreements with the agencies; order termination of certain activities of holding companies or their non-bank subsidiaries; remove officers and directors; order divestiture of ownership or control of a non-banking subsidiary by a holding company; or terminate deposit insurance and appoint a conservator or receiver. Effects of Government Monetary Policy The earnings of the Company are affected by general and local economic conditions and by the policies of various governmental regulatory authorities. In particular, the FRB regulates money supply, credit conditions and interest rates in order to influence general economic conditions, primarily through open market operations in United States Government Securities, varying the discount rate on member bank borrowings, setting reserve requirements against member and nonmember bank deposits, regulating interest rates payable by member banks on time and savings deposits and expanding or contracting the 13 money supply. FRB monetary policies have had a significant effect on the operating results of commercial banks and their holding companies, including the Bank and the Company, in the past and are expected to continue to do so in the future. Human Capital We are focused on the success, health and long-term growth and development of our employees and our objective is to attract and reward individuals with the talent and skills to help support our business objectives. Our employees are integral to the success of our business, particularly because most are customer-facing on behalf of our Company. Our ability to develop and retain our customers depends on the integrity, capabilities and knowledge of our employees. Therefore, in order to compete effectively and continue to provide best in class service to our customers, we must attract, retain and motivate our employees. We believe our human capital efforts, which include employee training, employee health and benefits packages, and engaging employees in volunteer activities in the communities that we serve, all contribute to our success in attracting, retaining and motivating strong employee talent. At March 5, 2026, we had 217 full-time employees and 238 total employees, company-wide. We have no unionized employees, and we are not subject to any collective bargaining agreements. ITEM 1A. RISK FACTORS The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our future business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such cases, the trading price of our common stock could decline. RISKS RELATED TO ECONOMIC CONDITIONS Our business may be adversely affected by conditions in the financial markets and economic conditions generally. We operate primarily in the Wisconsin and Minnesota markets. As a result, our financial condition, results of operations and cash flows are significantly impacted by changes in the economic conditions in those areas. In addition, our business is susceptible to broader economic trends within the United States economy. Economic conditions have a significant impact on the demand for our products and services, as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A significant decline in general economic conditions caused by inflation, recession, trade policies, tariffs, unemployment, changes in securities markets, rate cuts by the Federal Reserve, changes in housing market prices, geopolitical uncertainties, natural disasters, pandemics and election outcomes or other factors could impact economic conditions and, in turn, could have a material adverse effect on our financial condition and results of operations. Inflation may have an adverse impact on our business and on our customers. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. The annual inflation rate as of December 2025 was 2.7% measured by consumer price index. Inflation increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us or the willingness of businesses to take loans with us. Geopolitical tensions, including current or anticipated impact of military conflicts, could adversely affect general economic industry conditions. Geopolitical tensions may affect our earnings. Adverse economic conditions may result from a variety of factors including domestic and global economic and political developments, including civil unrest, terrorism, foreign investment restrictions, various political or military action, such as the armed conflict between Ukraine and Russia and corresponding sanctions imposed by the United States and other countries or the conflict in the Middle East and the surrounding areas, geopolitical events (including China-Taiwan and U.S.-China relations), and new or evolving legal and regulatory requirements on business investment, hiring, migration, labor supply and global supply chains. We are subject to higher lending risks with respect to our commercial and agricultural banking activities which could adversely affect our financial condition and results of operations. Our loans include commercial and agricultural loans, which include loans secured by real estate as well as loans secured by personal property. Commercial real estate lending, including agricultural loans, typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Agricultural operating loans carry significant risks as they may involve larger balances concentrated with a single borrower or group of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan for which an operating loan is utilized. Farming operations may be affected by factors outside of the borrower’s control, including adverse weather conditions, such as drought, hail or floods that can severely limit crop yields and declines in market prices for agricultural products. Furthermore, severe weather events such as catastrophic fire, tornado, or 14 other events could impact the markets that we serve and adversely impact our customers, such as hindering our borrowers’ ability to timely repay their loans and diminish the value of the collateral held by us. Although the Bank manages lending risks through its underwriting and credit administration policies, no assurance can be given that such risks will not materialize, in which event, our financial condition, results of operations, cash flows and business prospects could be materially adversely affected. Future pandemics could materially affect our results of operations, financial position and/or liquidity. Future pandemics could present, the following risks, among others: inflation; increased unemployment levels; disruptions in global supply chains and financial markets; adverse legislative or regulatory actions; operational disruptions; increased general and administrative expenses; financial market disruption; and an economic downturn. These risks could materially and adversely impact our results of operations, financial position and/or liquidity. RISKS RELATED TO OUR BUSINESS AND OPERATIONS We rely on network and information systems and other technologies, and, as a result, we are subject to various cybersecurity risks. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. Our business involves the storage and transmission of customers’ personal information. While we have internal policies and procedures designed to prevent or limit the effect of a failure, interruption or security breach of our information systems, as well as contracts and service agreements with applicable outside vendors, we cannot be assured that any such failures, interruptions or security breaches will not occur or, if they do, that they will be addressed adequately. Any failure or interruption of these systems could result in failures or disruptions in our loan, deposit, general ledger and other systems. We rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business. Although we have implemented measures to prevent security breaches, cyber incidents and other security threats, our facilities and systems, and those of third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human error, or other similar events that could have a material adverse effect on our business. Additionally, emerging technologies, including the use of automation, artificial intelligence and robotics, introduces new information security risks and exposure for us and for our third-party service providers, and, additionally, such technologies may be used to identify vulnerabilities. Such technologies have also resulted in a substantial increase in the volume and sophistication of cyberattacks against financial and other institutions, including the use of generative artificial intelligence to conduct more sophisticated social engineering attacks. Although, to date, we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the outsourcing of some of our business operations, the continued uncertain global economic environment, the increased sophistication and activities of organized crime, hackers, terrorists, nation-states, nation-state supported actors, activists and other external parties. Additionally, the techniques used by cyber criminals change frequently, may not be recognized until launched (or may evade detection for considerable time), can be initiated from a variety of sources. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Our ability to maintain, timely update and replace systems can become more challenging as the speed, frequency, volume, interconnectivity and complexity of the information on these systems increases. Furthermore, the storage and transmission of such data is regulated at the federal and state level. Increasing privacy information security laws and regulation changes, and compliance therewith, may result in cost increases due to system changes and the development of new administrative processes. If we fail to comply with applicable laws and regulations or experience a data security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or our vendors, our reputation could be damaged, possibly resulting in lost future business, and we could be subject to fines, penalties, administrative orders and other legal risks as a result of a breach or non-compliance. Additionally risks could arise in connection with any failure, or perceived failure, to timely or sufficiently update or expand our privacy notices and policies to be fully compliant with quickly evolving state privacy requirements, and any failure to sufficiently respond to, or respond in a sufficiently timely manner to, consumer rights and other requests exercised under such state privacy laws, in each case to the extent they are applicable to us. The impact of larger or similar-sized financial institutions encountering financial difficulties may adversely affect the Company's business, earnings and financial condition. The Company is exposed to the risk that when a peer financial institution experiences financial difficulties, there could be an adverse impact on the regional banking industry and the business environment in which it operates. The bank failures of Silicon Valley Bank in California, Signature Bank in New York, and First Republic Bank in California during the first and second quarters of 2023 have caused a degree of concern and uncertainty in the investor community and among bank customers generally. Uncertainty may be compounded by the reach and depth of media attention and its ability to disseminate concerns about these types of events. In addition, institutions larger than the Company may have the advantage of being perceived by the 15 public as more secure in times of financial uncertainty as evidenced by the migration of deposits to large banks in response to such banks’ failures. This public uncertainty and concern could potentially affect the Bank despite its relatively high percentage of deposits (79% as of December 31, 2025) that are either insured or collateralized and its balance sheet liquidity and collateralized borrowing capacity being well in excess of the uninsured deposit balances. While the Company does not believe that the circumstances of these three banks' failures are indicators of broader issues with the banking system, the failures may reduce customer confidence, affect sources of funding and liquidity, increase regulatory requirements and costs, adversely affect financial markets and/or have a negative reputational ramification for the banking industry, including the Company. The Company will continue to monitor any future potential bank failures and volatility within the banking industry generally, together with any responsive measures taken by the banking regulators to mitigate or manage potential turmoil in the banking industry. We are subject to interest rate risk. Through our banking subsidiary, the Bank, our profitability depends in large part on our net interest income, which is the difference between interest earned from interest earning assets, such as loans and mortgage-backed securities, and interest paid on interest bearing liabilities, such as deposits and borrowings. Our net interest income has been, and will continue to be, adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increase faster than the interest earned on loans and investments. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time due to many factors that are beyond our control, including but not limited to: general economic conditions and government policy decisions, especially policies of the Federal Reserve Bank. Accordingly, our results of operations, like those of other financial institutions, are, and have been, impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk. In particular, reduced interest rates negatively impact our results of operations. We are subject to lending risk. There are inherent risks associated with our lending activities. These risks include the impact of changes in interest rates and changes in the economic conditions in the markets we serve, as well as those across the United States. Our exposure to lending risk is managed through the use of consistent underwriting standards, and we avoid highly leveraged transactions as well as excessive industry and other concentrations, but there can be no assurance that our risk mitigation measures will be effective in avoiding undue credit risk. An increase in interest rates or weakening economic conditions (such as high levels of unemployment) could further adversely impact the ability of borrowers to repay outstanding loans, or could substantially weaken the value of collateral securing those loans. Downward pressure on real estate values could increase the potential for problem loans and thus have a direct impact on our consolidated results of operations. In addition, we may purchase real estate, or we may foreclose on and take title to real estate. Although we exercise prudent due diligence when making loans, we could be subject to environmental liabilities with respect to these properties. Changes in the fair value or ratings downgrades of our securities may reduce our stockholders’ equity, net earnings, or regulatory capital ratios. At December 31, 2025, $134.1 million of our securities, were classified as available-for-sale (AFS) and $80.2 million were classified as held to maturity (“HTM”). The estimated fair value of our AFS securities portfolio may increase or decrease depending on market conditions. Our AFS securities portfolio is comprised of fixed-rate, and to a lesser extent, floating rate securities. We increase or decrease stockholders’ equity by the amount of the change in unrealized gain or loss (the difference between the estimated fair value and amortized cost) of our AFS securities portfolio, net of the related tax benefit or provision, under the category of accumulated other comprehensive income/loss. Therefore, a decline in the estimated fair value of this portfolio due to interest rate changes will result in a decline in our reported stockholders’ equity, as well as our book value per common share and tangible book value per common share. This decrease will occur even though the securities are not sold. In the case of debt securities, if these securities are never sold, the decrease will be recovered over the life of the securities. We conduct a periodic review and evaluation of our securities portfolio to determine if the decline in the fair value of any security below its cost basis is due to credit impairment. Factors which we consider in our analysis include, but are not limited to, the severity and duration of the decline in fair value of the security, the financial condition and near-term prospects of the issuer, whether the decline appears to be related to issuer conditions or general market or industry conditions, our intent and ability to retain the security for a period of time sufficient to allow for any anticipated recovery in fair value and the likelihood of any near-term fair value recovery. We generally view changes in fair value caused by changes in interest rates as temporary, which is consistent with our experience. If we deem such decline to be due to credit impairment, an allowance for credit losses(“ACL”) will be established. The capital that we are required to maintain for regulatory purposes is impacted by, among other factors, the securities ratings on our portfolio. Therefore, ratings downgrades on our securities may also have a material adverse effect on our risk- based regulatory capital levels. Our allowance for credit losses - loans may be insufficient. To address risks inherent in our loan portfolio, we maintain an allowance for credit losses that represents the Company’s best estimate of the reserve necessary to adequately account for probable losses expected over the remaining life of the assets. Factors considered by the Company in evaluating the overall adequacy of the allowance include historical net loan losses, the level and composition of nonaccrual, past due and 16 modifications, trends in volumes and terms of loans, effects of changes in risk selection and underwriting standards or lending practices, lending staff changes, concentrations of credit, industry conditions and the current economic conditions in the region where the Company operates. The Company estimates the appropriate level of allowance for credit losses by evaluating loans collectively on a pooled basis when similar risk characteristics exist, and on an individual basis when management determines that a loan does not share similar risk characteristics with other loans. In evaluating our impaired loans, we assess repayment expectations and determine collateral values based on all information that is available to us. However, we must often make subjective decisions based on our assumption about the creditworthiness of the borrowers and the values of collateral securing these loans. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in our allowance for credit losses. In addition, bank regulatory agencies periodically examine our allowance for credit losses and may require an increase in the allowance or the recognition of further loan charge-offs, based on judgments different from those of our management. If charge-offs in future periods exceed our allowance for credit losses, we will need to take additional credit loss provisions to increase our allowance for credit losses. Any additional provision for credit losses will reduce our net income or increase our net loss, which could have a direct material adverse effect on our financial condition and results of operations. Competitive pressure from others in the financial services industry, including non-depository institutions, may affect our results. Competition in the banking and financial services industry is intense. Our profitability depends upon our continued ability to compete in our primary market area. We face strong competition in originating loans, in seeking deposits and in offering other banking services. We compete with commercial banks, trust companies, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms. Our market area is also served by commercial banks and savings associations that are substantially larger than us in terms of deposits and loans, have greater human and financial resources, and may offer certain services that we do not or cannot provide. This competitive climate can make it difficult to establish, maintain and retain relationships with new and existing customers and can lower the rate we are able to charge on loans, increase the rates we must offer on deposits, and affect our charges for other services. Those factors can, in turn, adversely affect our results of operations and profitability. Credit union competitors benefit from competitive advantages, including the credit union exemption from paying federal income tax and can, therefore, more aggressively price many products and services. The impact of the existing regulatory framework and any future changes to it could negatively affect our ability to compete with these institutions, which could have a material adverse effect on our results of operations. We expect that competition in the financial services industry will remain intense, with new competitors in the financial services industry continuing to emerge. For example, technological advances and the growth of e-commerce have made it possible for non-depository institutions to offer products and services that traditionally were banking products. Actions by competitors could put pressure on the pricing of our products and services. In addition, advocacy by non-banking competitors for exemptions from regulatory requirements could significantly disadvantage traditional financial institutions. The rise in technological advances in the financial services industry has led to simpler opportunities for consumers to shop for higher deposit interest rates at banks across the country, which may offer higher rates because they have few or no physical branches and open deposit accounts electronically. Further, in 2025, the United States passed the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “GENIUS Act”), which provides a regulatory framework for the issuance and adoption of stablecoins in the United States. The passage of the GENIUS Act may result in increased competition from issuers of stablecoins and providers of related technology, as well as non-bank competitors and financial institutions that offer to hold stablecoin reserve assets or custody stablecoins. Customers may decide to use emerging financial technologies such as cryptocurrencies rather than banks to complete their financial transactions, which could result in a loss of income to us. Technology and other changes are allowing customers to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, customers can now pay bills and transfer funds directly without going through a bank. These advances have also allowed financial institutions and other companies to provide electronic and internet-based financial solutions. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits. Additionally, customers may decide to remove money from accounts with us in favor of other banks or other types of cash management products, such as emerging financial technologies, including digital wallets, non-fungible tokens and digital currencies and cryptocurrencies. Competition from payment and exchange services in ways that were not previously possible may adversely affect our results of operations. We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance. We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being 17 an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected. Additionally, we are subject to reputational risk associated with environmental, social and governance issues – including different perspectives on the meaning of these issues. Such differing perspectives may expose us to increased scrutiny and criticism. In response to ESG developments (including, in particular DEI initiatives), there are increasing instances of “anti-ESG” legislation and anti-DEI executive orders, adverse media coverage, regulation, and litigation that could have unintended impacts on ordinary banking operations and increase litigation or reputational risk related to actions we choose to take and impact the results of our operations. Maintaining or increasing our market share may depend on lowering prices and market acceptance of new products and services. Our success depends, in part, on our ability to adapt our products and services to evolving industry standards and customer demands. We face increasing pressure to provide products and services at lower prices, which can reduce our net interest margin and revenues from our fee-based products and services. In addition, the widespread adoption of new technologies, including internet and mobile banking services, could require us to make substantial expenditures to modify or adapt our existing products and services. Also, these and other capital investments in our business may not produce expected growth in earnings anticipated at the time of the expenditure. We may not be successful in introducing new products and services, achieving market acceptance of our products and services, or developing and maintaining loyal customers, which in turn, could adversely affect our results of operations and profitability. We could experience an unexpected inability to obtain needed liquidity. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets and its access to alternative sources of funds. We seek to ensure our funding needs are met by maintaining an appropriate level of liquidity through asset/liability management. If we become unable to obtain funds when needed, it could have a material adverse effect on our business and, in turn, our consolidated financial condition and results of operations. Moreover, it could limit our ability to take advantage of what we believe to be good market opportunities for expanding our loan portfolio. Future growth, operating results or regulatory requirements may require us to raise additional capital but that capital may not be available. We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. To the extent our future operating results erode capital or we elect to expand through loan growth, we may be required to raise additional capital. Furthermore, our strategy includes growth through acquisition. Such expansion may also require us to raise additional capital which will depend on conditions in the capital markets, which are outside of our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital when needed or on favorable terms. If we cannot raise additional capital when needed or if we are subject to material unfavorable terms for such capital, we may be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These actions could negatively impact our ability to operate or further expand our operations and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our consolidated financial condition and results of operations. We may not be able to attract or retain key people. Our success depends, in part, on our ability to attract and retain key people. We depend on the talents and leadership of our executive team, including Stephen M. Bianchi, our Chief Executive Officer, and James S. Broucek, our Chief Financial Officer. Competition for the best people in most activities engaged in by us can be intense, and we may not be able to hire people or retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our local markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. We continually encounter technological change. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven innovations (such as the use of artificial intelligence and machine learning), products and services as well as evolving industry standards. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Our success in the competitive environment in which we operate requires investment of capital and human resources in innovation, particularly in light of the current “FinTech” environment, in which the financial services industry is undergoing rapid technological changes and financial institutions are investing significantly in evaluating new technologies, such as artificial intelligence, machine learning, blockchain and other distributed ledger technologies, and developing potentially industry-changing new products, services and industry standards. Our investment is directed at generating new products and services, and adapting existing products and services to the evolving standards and demands of the marketplace. Among other things, investing in innovation helps us maintain a mix of products and services that keeps pace with our competitors and achieve acceptable margins. However, many 18 of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations. Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes. As a bank, we are susceptible to fraudulent activity that may be committed against us or our customers which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customers' information, misappropriation of assets, privacy breaches against our customers, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity in recent periods. Given such increase in electronic fraudulent activity and the growing level of use of electronic, internet-based and networked systems to conduct business directly or indirectly with our clients, certain fraud losses may not be avoidable regardless of the preventative and detection systems in place. Nationally, reported incidents of fraud and other financial crimes have increased. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur. Our internal controls and procedures may fail or be circumvented. Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable assurances that the objectives of the system are met. Management believes that our internal controls over financial reporting are currently effective. While management will continue to assess our controls and procedures and take action to remediate any future issues, there can be no guarantee of the effectiveness of these controls and procedures on an ongoing basis. Any (a) failure or circumvention of our controls and procedures, (b) failure to adequately address any internal control deficiencies, or (c) failure to comply with regulations related to controls and procedures could have a material effect on our business, consolidated financial condition and results of operations. See Item 9A “Controls and Procedures” for further discussion of our internal controls. Our growth strategy includes selectively acquiring businesses through acquisitions of other banks, and our ability to consummate these acquisitions on economically advantageous terms acceptable to us in the future is unknown. Our growth strategy includes acquisitions of other banks that serve customers or markets we find desirable. The market for acquisitions remains highly competitive, and we may be unable to find satisfactory acquisition candidates in the future that fit our acquisition and growth strategy. This competition could increase prices for potential acquisitions that we believe are attractive. Any such acquisitions could be funded through cash from operations, the issuance of equity and/or the incurrence of additional indebtedness, which amount may be material, or a combination thereof. Any acquisition could be dilutive to our earnings and stockholders’ equity per share of our common stock. Also, acquisitions are subject to various regulatory approvals. Regulatory approval is required for acquisitions we seek to consummate. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Additionally, as the Company grows through acquisitions and pursues new initiatives that improve our operations and cost structure, the Company is also expanding and improving its information technologies, resulting in a larger technological presence, utilization of “cloud” computing services, and corresponding exposure to cybersecurity risk. Certain new technologies, such as use of artificial intelligence, present new and significant cybersecurity safety risks that must be analyzed and addressed before implementation. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks. If we are unable to find suitable acquisition candidates, this component of our growth strategy may be lost. Acquisition and expansion activities may disrupt our business, dilute existing stockholders and adversely affect our operating results. We seek to expand through acquisition and are evaluating potential acquisitions and expansion opportunities in the normal course of our business. We cannot assure you that we will be able to adequately or profitably manage the ongoing integration of any future acquisitions. Acquiring other banks or financial service companies, as well as other geographic and product expansion activities, involve various risks including: • risks of unknown or contingent liabilities; • unanticipated costs and delays; • risks that acquired new businesses do not perform consistent with our growth and profitability expectations; • risks of entering new markets or product areas where we have limited experience; • risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures; • exposure to potential asset quality issues with acquired institutions; 19

• difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities; • potential disruptions to our business; • possible loss of key employees and customers of acquired institutions; • potential short-term decreases in profitability; and • diversion of our management’s time and attention from our existing operations and business. Our failure to execute our acquisition growth strategy could adversely affect our business, results of operations, financial condition and future prospects. Our ability to pay dividends depends primarily on dividends from our banking subsidiary, the Bank, which is subject to regulatory and other limitations. We are a bank holding company and our operations are conducted primarily by our banking subsidiary, the Bank. Since we receive substantially all of our revenue from dividends from the Bank, our ability to pay dividends on our common stock depends on our receipt of dividends from the Bank. The Company is a legal entity separate and distinct from the Bank. As a bank holding company, the Company is subject to certain restrictions on its ability to pay dividends under applicable banking laws and regulations. Federal bank regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, federal bank regulators have stated that paying dividends that deplete a banking organization’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The ability of the Bank to pay dividends to us is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. The Bank may not be able to generate adequate cash flow to pay us dividends in the future. The Company’s ability to pay dividends is also subject to the terms of its Subordinated Note Purchase Agreement dated March 11, 2022 and Business Note Agreements dated June 26, 2019 and October 30, 2025, each of which prohibits the Company from declaring or paying dividends while an event of default has occurred and is continuing under each respective agreement. The Company has pledged 100% of the Bank’s stock as collateral for the loan and credit facilities provided for by the Business Note Agreements. The inability to receive dividends from the Bank could have an adverse effect on our business and financial condition. Furthermore, holders of our common stock are only entitled to receive the dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. Our shares of common stock are thinly traded and our stock price may be more volatile. Because our common stock is thinly traded, its market price may fluctuate significantly more than the stock market in general or the stock prices of similar companies, which are exchanged, listed or quoted on the NASDAQ Stock Market. There are approximately 9.2 million shares of our common stock held by nonaffiliates as of March 5, 2026. Thus, our common stock will be less liquid than the stock of companies with broader public ownership, and as a result, the trading prices for our shares of common stock may be more volatile, which may make it difficult for investors to resell shares at the volume, prices and times desired. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price of our stock than would be the case if our public float were larger. In addition, on June 29, 2025, the FTSE selected Citizens Community Bancorp, Inc. for inclusion in the Russell 3000® Index as part of the 2025 annual reconstitution. If our common stock does not continue to remain on the Russell 3000® Index and is removed because it does not meet the criteria for continued inclusion in such index, index funds, institutional investors, or other holders attempting to track the composition of that index may be required to sell our common stock, which would adversely impact the price and the frequency at which it trades. Climate change manifesting as physical or transition risks could adversely affect our operations, businesses, and customers. There is an increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include discrete events, such as flooding and wildfires, and longer-term shifts in climate patterns, such as extreme heat, and more frequent and prolonged drought. Under medium or longer-term scenarios, such events, if uninterrupted or unaddressed, could disrupt our operations or those of our customers or third parties on which we rely, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology and market initiatives. Transition risks, including changes in consumer preferences and additional regulatory requirements or supervisory expectations or taxes, could increase our expenses and undermine our strategies. In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our customers’ involvement, in certain industries 20 or projects, in the absence of mitigation and/or transition measures, associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. REGULATORY AND COMPLIANCE RISKS We operate in a highly regulated environment, and are subject to changes, which could increase our cost structure or have other negative impacts on our operations. The banking industry is extensively regulated at the federal and state levels. Insured depository institutions and their holding companies are subject to comprehensive regulation and supervision by financial regulatory authorities covering all aspects of their organization, management and operations. We are also subject to regulation by the SEC. Our compliance with these regulations, including compliance with regulatory commitments, is costly. Regulation includes, among other things, capital and reserve requirements, the level of deposit insurance premiums assessed, permissible investments and lines of business, mergers and acquisitions, restrictions on transactions with insiders and affiliates, anti-money laundering regulations, dividend limitations, community reinvestment requirements, limitations on products and services offered, loan limits, geographical limits, and consumer credit regulations. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the DIF, our depositors and the public, rather than our stockholders. The current U.S. Presidential administration together with the membership of Congress, will likely lead to changes in the laws or policies applicable to us and the agencies that regulate us. Further, some of the laws and regulations finalized in the prior administration that are applicable to financial institutions are subject to ongoing litigation creating further uncertainty. Additionally, different approaches to regulation by different jurisdictions, including potentially conflicting state-level regulation, could increase compliance costs or risks of non- compliance. Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations or legislation, or additional deposit insurance premiums could have a material impact on our operations. Failure to comply with applicable laws, regulations or policies could result in sanction by regulatory agencies, civil monetary penalties, and/or damage to our reputation, which could have a material adverse effect on our business, consolidated financial condition and results of operations. In addition, any change in government regulation could have a material adverse effect on our business or our ability to pay dividends. Federal law restricts the amount of voting stock of a bank holding company or a bank, that a person or group may acquire, without the prior approval of banking regulators. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, and the OCC before acquiring control of any national bank, such as the Bank. Under the BHCA and Federal Reserve guidance thereunder, a person or group will be presumed to control a bank holding company if they acquire a certain percentage of the bank holding company or if one or more other control factors are present. The Board of Governors of the Federal Reserve clarified and codified the Federal Reserve’s standards for determining whether one company has control over another. The rule established four categories of tiered presumptions of non-control that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of non-control. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily being deemed to have a controlling influence. The overall effect of the BHCA is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, stockholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other non-bank companies. Investors should be aware of these requirements when acquiring shares of our stock. Our reporting obligations as a public company are costly. Reporting requirements of a public company change depending on the reporting classification in which the Company falls as of the end of its second quarter of each fiscal year. The Company is currently a “smaller reporting company” which allows us to provide certain simplified and scaled disclosures in our filings. We will remain a smaller reporting company for so long as the market value of the Company’s common stock held by non-affiliates as of the end of its most recently completed second fiscal quarter is less than $250 million, or as of the same period the Company’s annual revenues are less than $100 million and its public float is less than $700 million. As an “accelerated filer,” we are subject to the provisions of Section 404(b) of the Sarbanes-Oxley Act. Section 404(b) requires that an independent registered public accounting firm provide an attestation report on the Company’s internal control over financial reporting and the operating effectiveness of these controls, making the public reporting process more costly. Changes in federal or state tax laws could adversely affect our business, financial condition and results of operations. Our business, financial condition and results of operations are impacted by tax policy implemented at the federal and state level. We cannot predict whether any other tax legislation will be enacted in the future or whether any such changes to existing federal or state tax law would have a material adverse effect on our business, financial condition and results of operations. 21

We are subject to changes in accounting principles, policies or guidelines. Our financial performance is impacted by accounting principles, policies and guidelines. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses. From time to time, the FASB and the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our financial statements. These changes are beyond our control, can be difficult to predict and could materially impact how we report our financial condition and results of operations. Changes in these standards are continuously occurring, and given recent economic conditions, more drastic changes may occur. The implementation of such changes could have a material adverse effect on our financial condition and results of operations. ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY We maintain an information security program and governance framework that are designed to protect our information systems against operational risks related to cybersecurity. Risk Management and Strategy Cyber risk management is a critical component of our risk management framework. Processes for assessing, identifying, and managing material risks arising from cybersecurity threats are integrated in our policies and procedures, including our enterprise risk appetite, risk assessment, risk treatment, risk acceptance or exceptions, and third party risk management policies. Our cybersecurity program (“Cybersecurity Program”) provides a framework for compliance with applicable cybersecurity and data protection laws. Our program is designed to ensure the security and confidentiality of customer information, protect against known or evolving threats to the security or integrity of customer records and personal information and protect against unauthorized access to or use of such information. We work with our regulators to ensure that these policies are adequately designed to appropriately safeguard personal information. We use a variety of processes and technologies to monitor for and identify cybersecurity threats, including vulnerabilities scans, endpoint and network monitoring software, and email scanning software. We also have a Cyber Incident Response Policy and detailed plans. We conduct annual cybersecurity risk assessments which drive strategic decisions. Employees are required to abide by our cybersecurity and data protection policies. We maintain a corporate cyber risk insurance policy as part of our cybersecurity risk strategy that is reviewed annually. To date, the Company has not experienced a material cybersecurity incident. Governance Cybersecurity and data protection are important for the Company to maintain the trust of our customers, team members and stakeholders. Overseen by the Board of Directors and the Bank’s Risk Oversight Committee (the “Risk Committee”), we regularly review, and as appropriate, adapt our Cybersecurity Program to an evolving landscape of emerging threats, evaluate effectiveness of key security controls, and assess cybersecurity best practices. The Chief Information Security Officer (“CISO”) and the Chief Technology Officer (“CTO”) are key management roles responsible for assessing and managing material risks from cybersecurity threats. The CISO reports to the Risk Committee and is responsible for implementing and maintaining our enterprise cybersecurity organization. The CISO maintains an Incident Response Plan. The CISO ensures that the Incident Response Plan is tested annually and presents testing results to the Risk Committee. The CISO and/or its delegate shares applicable threat information to ensure Board members and staff are informed on the evolving threat environment. The CISO is responsible for ensuring the Board of Directors and staff are trained annually on cybersecurity and information security awareness. Additionally, the CISO ensures staff is adequately trained on Incident Response Plan procedures. The CISO ensures security incidents are logged and maintained. The CTO provides our Cybersecurity Program with the technical and functional resources to achieve its strategic goals and objectives, and partners and collaborates with the CISO. The Risk Committee is responsible for overseeing the Company’s management of cybersecurity risk, including oversight into appropriate risk mitigation, strategies, processes, systems, and controls. The CISO has regular and direct communication with the Risk Committee, providing a written cybersecurity report to the Risk Committee and a written cybersecurity report and briefing to the full Board on an annual basis (more frequently as necessary), in order to inform the Risk Committee of the state of the Company’s Cybersecurity Program. These reports cover, but are not limited to, the Company’s cybersecurity posture, overall status of the Company’s compliance with the Cybersecurity Program, threat environment, material cybersecurity risks 22 and events, Cybersecurity Program improvements and effectiveness, and other material matters related to the Cybersecurity Program. 23

ITEM 2. PROPERTIES The Company leases its main administrative offices located at 2174 EastRidge Center, Eau Claire, WI 54701. At December 31, 2025, the Bank had a total of 21 full-service branch offices located in the Wisconsin cities of Altoona, Barron, Eau Claire, Ellsworth, Ettrick, La Crosse, Ladysmith, Lake Hallie, Mondovi, Osseo, Rice Lake, Spooner, Strum and Tomah (2); and the Minnesota cities of Albert Lea, Blue Earth, Fairmont, Mankato, Oakdale, and Wells. Of these, the Bank owns 19 and leases the remaining 2 branch offices. Management believes that our current facilities are adequate to meet our present and immediately foreseeable needs. For more information on our properties and equipment, see Note 5, Office Properties and Equipment of Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K. For more information on our leases, see Note 7, Leases of Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K. ITEM 3. LEGAL PROCEEDINGS In the normal course of business, the Company and/or the Bank occasionally become involved in various legal proceedings. While the outcome of any such proceeding cannot be predicted with certainty, in our opinion, we believe that any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Company. ITEM 4. MINE SAFETY DISCLOSURES None PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Historically, trading in shares of our common stock has been limited. Citizens Community Bancorp, Inc. common stock is traded on the NASDAQ Global Market under the symbol “CZWI”. We had approximately 507 stockholders of record at March 5, 2026. The number of stockholders does not separately reflect persons or entities that hold their stock in nominee or “street” name through various brokerage firms. We believe that the number of beneficial owners of our common stock on that date was substantially greater. Dividends The holders of our common stock are entitled to receive such dividends when and as declared by our Board of Directors and approved by our regulators. During the continuance of an event of default under its Subordinated Note Purchase Agreement dated March 11, 2022, or its Business Note Agreements dated June 26, 2019 or October 30, 2025, the Company would be restricted from declaring or paying any dividends on its capital stock. In determining the payment of cash dividends, our Board of Directors considers our earnings, capital and debt servicing requirements, the financial ratio guidelines of our regulators, our financial condition and other relevant factors. The Company’s ability to pay dividends on its common stock is dependent on the dividend payments it receives from the Bank, since the Company receives substantially all of its revenue in the form of dividends from the Bank. Future dividends are not guaranteed and will depend on the Company’s ability to pay them. For more information on dividends, see Note 10, Capital Matters of Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K. Securities Authorized for Issuance Under Equity Compensation Plans For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12. 24

Purchases of Equity Securities by the Issuer On July 24, 2025, the Board of Directors authorized a stock repurchase program of 5% of the outstanding shares on that date or 499,000 shares in open market or private transactions. The timing and amount of any share repurchases under the new authorization will be determined by management based on market conditions and other considerations. The new share repurchase authorization does not obligate the Company to repurchase any shares of its common stock. As of the beginning of the quarter ended December 31, 2025, 363,748 shares were available for purchase under the 2025 share repurchase program. During the quarter ended December 31, 2025, 250,000 shares were repurchased under the program. As of December 31, 2025, an additional 113,748 shares remain available for repurchase under the 2025 share repurchase program. Period Total Number of Shares Purchased Average Price Paid per Share Total Number of Shares purchased as Part of Publicly Announced Plans or Programs Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs October 1, 2025 - October 31, 2025 100,000 $ 15.65 100,000 263,748 November 1, 2025 - November 30, 2025 150,000 $ 16.13 150,000 113,748 December 1, 2025 - December 31, 2025 — $ — — 113,748 Total 250,000 $ 15.94 250,000 ITEM 6. RESERVED 25

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS GENERAL The following discussion sets forth management’s discussion and analysis of our results of operations for the year ended December 31, 2025 and December 31, 2024, and our financial position as of December 31, 2025 and December 31, 2024, respectively. The MD&A should be read in conjunction with our consolidated financial statements, related notes, the selected financial data and the statistical information presented elsewhere in this Annual Report on Form 10-K for a more complete understanding of the following discussion and analysis. Unless otherwise noted, years refer to the Company’s fiscal years ended December 31, 2025 and December 31, 2024. PERFORMANCE SUMMARY The following is a summary of some of the significant factors that affected our operating results for the twelve months ended December 31, 2025, compared to the same 2024 period. In 2025, net interest income increased $4.7 million, due to: (1) the ongoing impact of lower short-term interest rates on the Bank’s liability-sensitive balance sheet which lowered liability costs; (2) higher asset yields; partially offset by (3) the impact of lower interest income due to a smaller sized balance sheet. The Company recorded a $1.950 million provision for credit losses largely due to the impact of changes in credit quality, largely due to an increase in reserves on individually evaluated loans. The $3.175 million of negative provision for credit losses in 2024 was largely due to the impact of improving forecasted future economic conditions, as forecasted by Moody’s, who the Company utilizes for economic forecasts and the impact of balance sheet optimization, which resulted in loan portfolio shrinkage. Non-interest income for the twelve months ended December 31, 2025, compared to the same period in 2024 increased approximately $1.0 million. This increase was largely due to: (1) higher gains on equity securities; (2) higher gain on sale of loans, due to an increase in SBA gains and mortgage gains, with SBA being about two thirds of the increase; partially offset by (3) lower fee income on deposit activity, due to lower activity; and (4) a decrease in loan fees and service charges primarily due to lower fees collected on loan payoffs. Non-interest expense increased approximately 1.5% or $0.6 million primarily due to a $1.1 million increase in compensation due to higher incentive compensation and merit increases, partially offset by a decrease in other expense due to lower SBA recourse expense. When comparing year-over-year results, changes in net interest income, provision for credit losses, non-interest income and non-interest expense are primarily due to the items discussed above. See the remainder of this section for a more thorough discussion. Unless otherwise stated, all monetary amounts in the tables (but not the narrative) set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, other than share, per share and capital ratio amounts, are stated in thousands. We reported net income of $14.42 million for the twelve months ended December 31, 2025, compared to net income of $13.75 million for the twelve months ended December 31, 2024. Diluted earnings per share were $1.46 for the twelve months ended December 31, 2025, compared to $1.34 for the twelve months ended December 31, 2024. Return on average assets for the twelve months ended December 31, 2025, was 0.82%, compared to 0.76% for the twelve months ended December 31, 2024. The return on average equity was 7.89% for the twelve months ended December 31, 2025, and 7.84% for the comparable period in 2024. The Company utilized a balance sheet optimization strategy in 2025, which resulted in the runoff of non-strategic loan relationships with the proceeds used to reduce all borrowings at the Bank and reductions in wholesale deposits. 26

CRITICAL ACCOUNTING ESTIMATES Our consolidated financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amount of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. Some of these estimates are more critical than others. Below is a discussion of our critical accounting estimates. Allowance for Credit Losses We utilize a loss estimation methodology and third-party model to determine our allowance for credit losses, under the guidance of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), “Measurement of Credit Losses on Financial Instruments”. See also Notes 1 and 3 to the audited consolidated financial statements for further discussion of our adoption of ASU 2016-13. Allowance for Credit Losses - Loans. We maintain an allowance for credit losses to absorb probable and inherent losses in our loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated lifetime losses in our loan portfolio. In evaluating the level of the allowance for credit losses, we consider the types of loans and the amount of loans in our loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, prevailing economic conditions and other relevant factors determined by management. We follow all applicable regulatory guidance, including the “Interagency Policy Statement on Allowances for Credit Losses,” issued by the Office of the Comptroller of the Currency, Department of the Treasury, Board of Governors of the Federal Reserve, Federal Deposit Insurance Corporation, and National Credit Union Administration. We believe that the Bank’s Allowance for Credit Losses Policy conforms to all applicable regulatory requirements. However, based on periodic examinations by regulators, the amount of the allowance for credit losses recorded during a particular period may be adjusted. Our determination of the allowance for credit losses - loans is based on: (1) an individual allowance for specifically identified and evaluated loans that management has determined have unique risk characteristics. For these loans, the estimated loss is based on likelihood of default, payment history, and net realizable value of underlying collateral. Specific allocations for collateral dependent loans are based on the fair value of the underlying collateral relative to the amortized cost of the loans. For loans that are not collateral dependent, the specific allocation is based on the present value of expected future cash flows discounted at the loan’s original effective interest rate through the repayment period; and (2) a collective allowance for loans not specifically identified in (1) above. The allowance for these loans is estimated by pooling loans with a similar risk profile and calculating a collective loss rate using the pool’s risk drivers, historical loss experience, and reasonable and supportable future economic forecasts to project lifetime losses. This collectively estimated loss is adjusted for qualitative factors. Assessing the allowance for credit losses - loans is inherently subjective as it requires making material estimates, including the amount, and timing of future cash flows expected to be received on impaired loans, any of which estimates may be susceptible to significant change. In our opinion, the allowance, when taken as a whole, reflects estimated probable loan losses in our loan portfolio. 27

STATEMENT OF OPERATIONS ANALYSIS

Twelve months ended December 31, 2025 vs. Twelve months ended December 31, 2024

Net Interest Income. Net interest income represents the difference between the dollar amount of interest earned on interest bearing assets and the dollar amount of interest paid on interest bearing liabilities. The interest income and expense of financial institutions are significantly affected by general economic conditions, competition, policies of regulatory authorities and other factors.

Interest rate spread and net interest margin are used to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on interest earning assets and the rate paid for interest bearing liabilities that fund those assets. Net interest margin is expressed as the percentage of net interest income to average interest earning assets. Net interest margin exceeds interest rate spread because non-interest-bearing sources of funds ("net free funds"), principally demand deposits and stockholders' equity, also support interest earning assets. The narrative below discusses net interest income, interest rate spread, and net interest margin.

Net interest income was $51.2 million for 2025 compared to $46.5 million for 2024. The increase was largely due to the impact of lower short-term interest rates which, with the Company's liability sensitive balance sheet (See Market Risk Section of the MD&A), resulted in lower deposit costs, a decrease in other borrowing expense due to lower balances and modestly higher net yield on assets. These increases to net interest income were partially offset by $61 million lower asset balances, including an $84 million decrease in average loan balances, partially offset by higher balances in lower yielding cash and cash equivalents.

The net interest margin for 2025 was 3.12% compared to 2.73% for 2024. The increase in the net interest margin was largely due to lower liability costs of 0.36%.

Average Balances, Net Interest Income, Yields Earned and Rates Paid. The following table shows interest income from average interest earning assets, expressed in dollars and yields, and interest expense on average interest bearing liabilities, expressed in dollars and rates. Also presented is the weighted average yield on interest earning assets, rates paid on interest bearing liabilities and the resultant spread at December 31, 2025 and December 31, 2024. Non-accruing loans average balances are included in the table with the loans carrying a zero yield.

	Twelve months ended December 31, 2025			Twelve months ended December 31, 2024		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Average interest earning assets:						
Cash and cash equivalents	$ 59,930	$ 2,553	4.26 %	$ 20,864	$ 1,150	5.51 %
Loans receivable	1,347,088	77,500	5.75 %	1,430,631	79,738	5.57 %
Investment securities	222,528	7,020	3.15 %	238,851	7,977	3.34 %
Other investments	12,415	557	4.49 %	12,816	750	5.85 %
Total interest earning assets	$1,641,961	$ 87,630	5.34 %	$1,703,162	$ 89,615	5.26 %
Average interest bearing liabilities:						
Savings accounts	$ 159,860	$ 1,335	0.84 %	$ 171,069	$ 1,684	0.98 %
Demand deposits	372,972	7,876	2.11 %	353,107	8,083	2.29 %
Money market accounts	364,727	10,071	2.76 %	371,909	11,725	3.15 %
CD's	343,311	13,820	4.03 %	366,634	16,493	4.50 %
Total deposits	$1,240,870	$ 33,102	2.67 %	$1,262,719	$ 37,985	3.01 %
FHLB advances and other borrowings	57,890	3,344	5.78 %	99,731	5,156	5.17 %
Total interest bearing liabilities	$1,298,760	$ 36,446	2.81 %	$1,362,450	$ 43,141	3.17 %
Net interest income		$ 51,184			$ 46,474	
Interest rate spread			2.53 %			2.09 %
Net interest margin			3.12 %			2.73 %
Average interest earning assets to average interest bearing liabilities			1.26			1.25

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Rate/Volume Analysis. The following table presents the dollar amount of changes in interest income and interest expense for the components of interest earning assets and interest bearing liabilities that are presented in the preceding table. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to: (1) changes in volume, which are changes in the average outstanding balances multiplied by the prior period rate (i.e., holding the initial rate constant); and (2) changes in rate, which are changes in average interest rates multiplied by the prior period volume (i.e., holding the initial balance constant). Rate variances were discussed previously above. Volume variances for the twelve months ended December 31, 2025, compared to the same period in 2024 were: (1) lower average total loan balances in 2025, due to the full year impact of 2024 loan shrinkage and additional 2025 loan shrinkage; partially offset by (2) higher average balances of interest-bearing cash, (3) lower average balances in certificates due to lower brokered deposit balances, and (4) lower borrowing balances due to reductions in FHLB advances and subordinated debt.

	Twelve months ended December 31, 2025 v. 2024 increase (decrease) due to		
	Volume (1)	Rate (1)	Total Increase / (Decrease)
Interest income:			
Cash and cash equivalents	$ 1,791	$ (388)	$ 1,403
Loans receivable	(4,755)	2,517	(2,238)
Interest bearing deposits	—	—	—
Investment securities	(528)	(429)	(957)
Other investments	(23)	(170)	(193)
Total interest earning assets	$ (3,515)	$ 1,530	$ (1,985)
Interest expense:			
Savings accounts	$ (105)	$ (244)	$ (349)
Demand deposits	440	(647)	(207)
Money market accounts	(223)	(1,431)	(1,654)
CD's	(1,006)	(1,667)	(2,673)
Total deposits	(894)	(3,989)	(4,883)
FHLB advances and other borrowings	(988)	(824)	(1,812)
Total interest bearing liabilities	(1,882)	(4,813)	(6,695)
Net interest income	$ (1,633)	$ 6,343	$ 4,710

(1) The change in interest due to both rate and volume has been allocated in proportion to the relationship to the dollar amounts of the change in each.

Provision for Credit Losses. We determine our provision for credit losses ("provision") based on our desire to provide an adequate Allowance for Credit Losses ("ACL") - Loans to reflect estimated lifetime losses in our loan portfolio and ACL - Unfunded Commitments to reflect estimated losses on our unfunded commitments to lend. We use a third-party model to collectively evaluate and estimate the ACL on loans and unfunded commitments on a pooled basis. The model pools loans and commitments with similar characteristics and calculates an estimated loss rate for the pool based on identified risk drivers. These risk drivers vary with loan type. Projections about future economic conditions and the effect they could have on future losses are inherent in the model. Loans with uniquely identified circumstances and risks are individually evaluated. Lifetime losses on these loans are estimated based on the loans' individual characteristics.

Total provision for credit losses for the twelve months ended December 31, 2025, was $1.950 million, compared to negative provision of $3.175 million for the twelve months ended December 31, 2024. The Company's $1.950 million provision for credit losses in 2025 was largely due to the impact of changes in credit quality, largely due to an increase in reserves on individually evaluated loans. The $3.175 million negative provision for credit losses in 2024 was largely due to the impact of improving forecasted future economic conditions by Moody's, who the Company utilizes for economic forecasts and the impact of balance sheet optimization, which resulted in loan portfolio shrinkage.

Continued improving economic conditions in our markets, as evidenced by unemployment rates below the national average in our two largest population centers, have resulted in positive overall economic trends for businesses.

29

Note that in discussing ACL allocations, the entire ACL balance is available for any loan that, in management’s judgment, should be charged off. Management believes that the provision recorded for the current year’s twelve-month period is adequate in view of the present condition of our loan portfolio and the sufficiency of collateral supporting our non-performing loans. We continually monitor non-performing loan relationships and will adjust our provision, as necessary, if changing facts and circumstances require a change in the ACL. In addition, a decline in the quality of our loan portfolio as a result of general economic conditions, factors affecting particular borrowers or our market areas, or otherwise, could all affect the adequacy of our ACL. If there are significant charge-offs against the ACL, or we otherwise determine that the ACL is inadequate, we will need to record an additional provision in the future. Non-Interest Income. The following table reflects the various components of non-interest income for 2025 and 2024, respectively. Twelve months ended December 31, Change from prior year 2025 2024 2025 over 2024 Non-interest Income: Service charges on deposit accounts $ 1,763 $ 1,924 (8.37)% Interchange income 2,186 2,247 (2.71)% Loan servicing income 2,366 2,271 4.18% Gain on sale of loans 2,925 2,216 31.99% Loan fees and service charges 676 996 (32.13)% Net gains (losses) on equity securities 234 (856) 127.34% Bank Owned Life Insurance (BOLI) death benefit — 184 N/M Other 993 1,125 (11.73)% Total non-interest income $ 11,143 $ 10,107 10.25% N/M means not meaningful The increase in gain on sale of loans for the twelve months ended December 31, 2025, compared to the same period in 2024 was split between an increase in SBA loans sold and higher mortgage gains, with about two-thirds of the increase due to higher SBA loans sold. The decrease in loan fees and service charges for the twelve months ended December 31, 2025, compared to the same period in 2024, was primarily due to lower fees collected due to loan payoffs. The increase in net gains on equity securities for the twelve months ended December 31, 2025, compared to the same period in 2024, was primarily due to the income recognized on the change in valuations of equity securities. The decrease in Bank Owned Life Insurance death benefit for the twelve months ended December 31, 2025, compared to the same period in 2024 BOLI, was due to the passing of an employee in 2024. 30

Non-Interest Expense. The following table reflects the various components of non-interest expense for 2025 and 2024. Twelve months ended December 31, % Change From prior year 2025 2024 2025 over 2024 Non-interest Expense: Compensation and related benefits $ 23,875 $ 22,741 4.99% Occupancy 4,975 5,159 (3.57)% Data processing 6,775 6,530 3.75% Amortization of intangible assets 584 715 (18.32)% Mortgage servicing rights expense, net 621 534 16.29% Advertising, marketing and public relations 906 793 14.25% FDIC premium assessment 773 798 (3.13)% Professional services 1,777 1,763 0.79% Losses on repossessed assets, net 33 294 (88.78)% Other 2,617 2,979 (12.15)% Total non-interest expense $ 42,936 $ 42,306 1.49% Non-interest expense (annualized) / Average assets 2.45% 2.34 % Compensation expense increased for the twelve months ended December 31, 2025, compared to the same period in 2024 largely due to higher incentive compensation and merit increases. Amortization of intangible assets decreased as the core deposit intangible from the 2019 acquisition became fully amortized in 2025. Mortgage servicing rights expense, net increased for the twelve months ended December 31, 2025, compared to the same period in 2024 due to higher amortization primarily resulting from higher forecasted prepayments. Losses on sale of repossessed assets decreased for the twelve months ended December 31, 2025, compared to the same period in 2024 largely due to the 2024 write-down of one large real estate owned property. The decrease in other expenses for the twelve months ended December 31, 2025, compared to the same period in 2024 was primarily due to lower SBA recourse expense. Income Taxes. Income tax provision was $3.0 million in 2025 compared to $3.7 million for 2024. The 2025 effective tax rate was 17.3% compared to 21.2% for 2024. The reduction in tax rate was larger due to an increase in tax credits, partially due to a 2025 purchased tax credit investment. Income tax expense recorded in the accompanying Consolidated Statements of Operations involves interpretation and application of certain accounting pronouncements and federal and state tax codes. We undergo examinations by various taxing authorities. Such taxing authorities may require that changes in the amount of tax expense or the amount of the valuation allowance be recognized when their interpretations differ from those of management, based on their judgments about information available to them at the time of their examinations. 31

BALANCE SHEET ANALYSIS Total assets increased by $33.2 million to $1.78 billion at December 31, 2025, from $1.75 billion at December 31, 2024. Cash and Cash Equivalents. Cash and cash equivalents increased from $50.2 million at December 31, 2024, to $118.9 million at December 31, 2025, largely due to an increase in interest-bearing balances. Investment Securities. We manage our securities portfolio to provide liquidity, manage interest rate risk, and enhance income. Our investment portfolio is comprised of securities available-for-sale (“AFS”) and securities held to maturity (“HTM”). Securities AFS (recorded at fair value), which represent the majority of our investment portfolio, decreased to $134.1 million at December 31, 2025, compared with $142.9 million at December 31, 2024. This decrease was due to principal repayments and maturities on amortizing securities of $15 million, and calls of corporate debt securities of $9 million, partially offset by purchases of $10 million and lower unrealized losses of $5.2 million. Securities held to maturity decreased to $80.2 million at December 31, 2025, compared to $85.5 million at December 31, 2024. The decrease was largely due to principal repayments. The unrecognized loss on the held to maturity portfolio decreased by $3.8 million during the year to $16.1 million at December 31, 2025. The amortized cost and market values of our investment securities by asset categories as of the dates indicated below were as follows: Available-for-sale securities Amortized Cost Estimated Fair Value December 31, 2025 U.S. government agency obligations $ 10,811 $ 10,773 Mortgage-backed securities 82,264 66,684 Corporate debt securities 42,394 40,682 Student loan asset-backed securities 16,149 15,964 Total available-for-sale securities $ 151,618 $ 134,103 December 31, 2024 U.S. government agency obligations $ 13,853 $ 13,753 Mortgage-backed securities 87,762 68,386 Corporate debt securities 44,931 41,716 Student loan asset-backed securities 19,058 18,996 Total available-for-sale securities $ 165,604 $ 142,851 Held-to-maturity securities Amortized Cost Estimated Fair Value December 31, 2025 Obligations of states and political subdivisions $ 400 $ 388 Mortgage-backed securities 79,810 63,729 Total held-to-maturity securities $ 80,210 $ 64,117 December 31, 2024 Obligations of states and political subdivisions $ 500 $ 478 Mortgage-backed securities 85,004 65,144 Total held-to-maturity securities $ 85,504 $ 65,622 32

The amortized cost and fair values of our investment securities by maturity, as of December 31, 2025 were as follows: Available-for-sale securities Amortized Cost Estimated Fair Value Due in one year or less $ 2,013 $ 2,006 Due after one year through five years 8,533 8,574 Due after five years through ten years 38,403 36,617 Due after ten years 20,405 20,222 Total securities with contractual maturities 69,354 67,419 Mortgage-backed securities 82,264 66,684 Total available-for-sale securities $ 151,618 $ 134,103 Held-to-maturity securities Amortized Cost Estimated Fair Value Due in one year or less $ 100 $ 100 Due after one year through five years 300 288 Due after five years through ten years — — Total securities with contractual maturities 400 388 Mortgage-backed securities 79,810 63,729 Total held-to-maturity securities $ 80,210 $ 64,117 The amortized cost and fair values of our investment securities by maturity, as of December 31, 2024 were as follows: Available-for-sale securities Amortized Cost Estimated Fair Value Due in one year or less $ 4,526 $ 4,487 Due after one year through five years 8,652 8,715 Due after five years through ten years 41,380 38,033 Due after ten years 23,284 23,230 Total securities with contractual maturities 77,842 74,465 Mortgage-backed securities 87,762 68,386 Total available-for-sale securities $ 165,604 $ 142,851 Held-to-maturity securities Amortized Cost Estimated Fair Value Due in one year or less $ 100 $ 100 Due after one year through five years 400 378 Due after five years through ten years — — Total securities with contractual maturities 500 478 Mortgage-backed securities 85,004 65,144 Total held-to-maturity securities $ 85,504 $ 65,622 33

The following tables show the fair value and gross unrealized losses of securities with unrealized losses, as of the dates indicated below, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position:

Available-for-sale securities	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2025						
U.S. government agency obligations	$ 1,275	$ 4	$ 5,997	$ 49	$ 7,272	$ 53
Mortgage-backed securities	—	—	66,684	15,580	66,684	15,580
Corporate debt securities	2,075	48	25,134	1,816	27,209	1,864
Student loan asset-backed securities	4,308	13	10,783	182	15,091	195
Total available-for-sale securities	$ 7,658	$ 65	$ 108,598	$ 17,627	$ 116,256	$ 17,692
December 31, 2024						
U.S. government agency obligations	$ 5,472	$ 25	$ 3,334	$ 103	$ 8,806	$ 128
Mortgage-backed securities	2,732	112	65,654	19,264	68,386	19,376
Corporate debt securities	—	—	36,806	3,326	36,806	3,326
Student loan asset-backed securities	939	1	12,210	104	13,149	105
Total available-for-sale securities	$ 9,143	$ 138	$ 118,004	$ 22,797	$ 127,147	$ 22,935

Unrealized losses reflected in the preceding tables have not been included in results of operations because the unrealized loss was not due to credit impairment. Management has determined that the Company neither intends to sell, nor will it be required to sell, each debt security before its anticipated recovery, and therefore recovery of cost will occur.

34

The composition of our investment securities portfolio by credit rating as of the periods indicated below was as follows: December 31, December 31, 2025 2024 Available-for-sale securities Amortized Cost Estimated Fair Value Amortized Cost Estimated Fair Value U.S. government agency $ 93,075 $ 77,458 $ 94,327 $ 74,910 AAA 4,613 4,595 7,210 7,148 AA 11,536 11,369 19,136 19,077 A 2,250 2,097 5,950 5,620 BBB 40,144 38,584 38,981 36,096 Total available-for-sale securities $ 151,618 $ 134,103 $ 165,604 $ 142,851 December 31, December 31, 2025 2024 Held-to-maturity securities Amortized Cost Estimated Fair Value Amortized Cost Estimated Fair Value U.S. government agency $ 79,810 $ 63,729 $ 85,004 $ 65,144 A 400 388 500 478 Total held-to-maturity securities $ 80,210 $ 64,117 $ 85,504 $ 65,622 At December 31, 2025, the Bank pledged certain of its mortgage-backed securities with a carrying value of $32.1 million as collateral to secure a line of credit with the Federal Reserve Bank. As of December 31, 2025, there were no borrowings outstanding on this Federal Reserve Bank line of credit. As of December 31, 2025, the Bank has pledged certain of its U.S. Government Agency securities with a carrying value of $0.2 million and mortgage-backed securities with a carrying value of $1.8 million as collateral against specific municipal deposits. As of December 31, 2025, the Bank also has mortgage-backed securities with a carrying value of $0.4 million pledged as collateral to the Federal Home Loan Bank of Des Moines. At December 31, 2024, the Bank pledged certain of its mortgage-backed securities with a carrying value of $34.0 million as collateral to secure a line of credit with the Federal Reserve Bank. As of December 31, 2024, there were no borrowings outstanding on this Federal Reserve Bank line of credit. As of December 31, 2024, the Bank has pledged certain of its U.S. Government Agency securities with a carrying value of $0.3 million and mortgage-backed securities with a carrying value of $1.8 million as collateral against specific municipal deposits. As of December 31, 2024, the Bank also has mortgage-backed securities with a carrying value of $0.5 million pledged as collateral to the Federal Home Loan Bank of Des Moines. Loans. Total loans outstanding, net of deferred loan fees and costs, decreased to $1.34 billion at December 31, 2025, from $1.37 billion at December 31, 2024. In 2025 and 2024, the Company’s planned balance sheet optimization resulted in a reduction in loan balances which focused on the runoff of non-strategic loan relationships. 35

The following table reflects the composition, or mix, of our loan portfolio at December 31, 2025 and December 31, 2024: December 31, 2025 December 31, 2024 Amount Percent Amount Percent Real Estate Loans: Commercial/Agricultural real estate: Commercial real estate $ 683,108 51.0% $ 709,018 51.8 % Agricultural real estate 69,136 5.2% 73,130 5.3 % Multi-family real estate 245,688 18.3% 220,805 16.1 % Construction and land development 75,767 5.6% 78,489 5.7 % Residential mortgage: Residential mortgage 122,025 9.1% 132,341 9.7 % Purchased HELOC loans 1,739 0.1% 2,956 0.2 % Total real estate loans 1,197,463 89.3% 1,216,739 88.8 % C&I/Agricultural operating and Consumer installment loans: C&I/Agricultural operating: Commercial and industrial ("C&I") 105,907 7.9% 115,657 8.4 % Agricultural operating 33,375 2.5% 31,000 2.3 % Consumer installment: Originated indirect paper 2,224 0.2% 3,970 0.4 % Other consumer 3,997 0.3% 5,012 0.4 % Total C&I/Agricultural operating and Consumer installment loans 145,503 10.9% 155,639 11.5 % Gross loans 1,342,966 100.2% 1,372,378 100.3 % Unearned net deferred fees and costs and loans in process (2,528) (0.2) % (2,547) (0.2) % Unamortized discount on acquired loans (113) — % (850) (0.1) % Total loans (net of unearned income and deferred expense) 1,340,325 100.0% 1,368,981 100.0 % Allowance for credit losses (22,401) (20,549) Total loans receivable, net $ 1,317,924 $ 1,348,432 Our loan portfolio is diversified by types of borrowers and industry groups within the market areas that we serve. Significant loan concentrations are considered to exist for a financial entity when the amounts of loans to multiple borrowers engaged in similar activities cause them to be similarly impacted by economic or other conditions. As illustrated above, at December 31, 2025, the largest loan concentration we identified was commercial real estate loans which comprised 51% of our total loan portfolio. Approximately 89% of our total gross loans are secured by real estate. 36

The following table sets forth, as of December 31, 2025 and December 31, 2024, respectively, the fixed and adjustable-rate loans in our loan portfolio:

	December 31, 2025		December 31, 2024	
	Amount	Percent	Amount	Percent
Fixed rate loans:				
Real estate loans:				
Commercial/Agricultural real estate	$ 463,101	34.6 %	$ 426,840	31.2 %
Residential mortgage	31,210	2.3 %	37,691	2.8 %
Total fixed rate real estate loans	494,311	36.9 %	464,531	34.0 %
Non-real estate loans:				
C&I/Agricultural Operating	96,551	7.2 %	107,899	7.9 %
Consumer installment	6,221	0.5 %	8,982	0.7 %
Total fixed rate non-real estate loans	102,772	7.7 %	116,881	8.6 %
Total fixed rate loans	597,083	44.6 %	581,412	42.6 %
Adjustable-rate loans:				
Real estate loans:				
Commercial/Agricultural real estate	610,598	45.5 %	654,602	47.8 %
Residential mortgage	92,554	6.9 %	97,606	7.1 %
Total adjustable-rate real estate loans	703,152	52.4 %	752,208	54.9 %
Non-real estate loans:				
C&I/Agricultural operating	42,731	3.2 %	38,758	2.8 %
Total adjustable-rate non-real estate loans	42,731	3.2 %	38,758	2.8 %
Total adjustable-rate loans	745,883	55.6 %	790,966	57.7 %
Gross loans	1,342,966		1,372,378	
Unearned net deferred fees and costs and loans in process	(2,528)	(0.2)%	(2,547)	(0.2)%
Unamortized discount on acquired loans	(113)	— %	(850)	(0.1)%
Total loans (net of unearned income)	1,340,325	100.0 %	1,368,981	100.0 %
Allowance for credit losses	(22,401)		(20,549)	
Total loans receivable, net	$ 1,317,924		$ 1,348,432	

Commercial real estate ("CRE") lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The level of owner-occupied property versus non-owner-occupied property are tracked and monitored on a regular basis. The following table lists the portfolio characteristics of our major commercial real estate loan portfolio at December 31, 2025:

	Non-Owner Occupied CRE	Owner-Occupied CRE	Multi-family CRE	Construction and Development CRE
Loan Balance Outstanding in Millions	$ 443	$ 240	$ 246	$ 76
Number of Loans	719	377	125	84
Average Loan Size in Millions	$ 0.6	$ 0.6	$ 2.0	$ 0.9
Approximate Weighted Average LTV	51 %	49 %	61 %	72 %
Weighted Average Seasoning in Months	48	48	46	17
Trailing 12 Month Net Charge-Offs	0.00 %	0.00 %	0.00 %	0.00 %
Criticized Loans in Millions	$ 6.3	$ 19.0	$ 9.0	$ 0.1
Criticized Loans as a Percent of Total	1.4 %	7.9 %	3.7 %	0.1 %

37

The table below lists the above CRE portfolio by geographical location: Non-Owner Occupied CRE Owner- Occupied CRE Multi-family CRE Construction and Development CRE Wisconsin 48% 79% 64% 59 % Minnesota 22% 15% 26% 3 % Other 30% 6% 10% 38 % The following table further disaggregates the composition of our commercial real estate loan portfolio by selected industry components at December 31, 2025: Campground Hotel Restaurant Office Loan Balance Outstanding in Millions $ 149 $ 95 $ 62 $ 32 Number of Loans 69 20 84 71 Average Loan Size in Millions $ 2.2 $ 4.7 $ 0.7 $ 0.5 Approximate Weighted Average LTV 48% 56% 48% 47 % Weighted Average Seasoning in Months 43 46 46 40 Trailing 12 Month Net Charge-Offs 0.00% 0.00% 0.00% 0.00 % Criticized Loans in Millions $ 0.0 $ 3.3 $ 3.3 $ 0.2 Criticized Loans as a Percent of Total 0.0% 3.5% 5.3% 0.5 % The table below lists our CRE portfolio selected industry components by geographical location: Campground Hotel Restaurant Office Wisconsin 16% 36% 60% 83 % Minnesota 0% 40% 26% 9 % Other 84% 24% 14% 8% 38

Loan amounts, their contractual maturities and weighted average interest rates at December 31, 2025, are shown below.

	Real estate				Non-real estate					
	Commercial/ Agricultural real estate		Residential mortgage		C&I/Agricultural operating		Consumer installment		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due in one year or less (1)	$ 102,605	4.42 %	$ 881	5.81 %	$ 57,114	6.58 %	$ 608	6.96 %	$ 161,208	5.21 %
Due after one year through five years	385,129	5.82 %	3,284	5.34 %	40,771	5.95 %	4,945	7.16 %	434,129	5.84 %
Due after five years	585,965	5.35 %	119,599	5.93 %	41,397	7.06 %	668	8.35 %	747,629	5.54 %
	$1,073,699	5.43 %	$ 123,764	5.92 %	$ 139,282	6.54 %	$ 6,221	7.27 %	$1,342,966	5.60 %

(1) Includes loans having no stated maturity and overdraft loans.

Loan amounts, their contractual maturities and weighted average interest rates at December 31, 2024, are shown below.

	Real estate				Non-real estate					
	Commercial/ Agricultural real estate		Residential mortgage		C&I/Agricultural operating		Consumer installment		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due in one year or less (1)	$ 91,179	6.42 %	$ 850	5.65 %	$ 53,024	7.41 %	$ 678	7.69 %	$ 145,731	6.78 %
Due after one year through five years	329,022	5.02 %	5,319	5.43 %	50,714	5.47 %	6,954	6.64 %	392,009	5.11 %
Due after five years	661,240	5.11 %	129,129	5.98 %	42,919	6.93 %	1,350	7.33 %	834,638	5.34 %
	$1,081,441	5.19 %	$ 135,298	5.96 %	$ 146,657	6.60 %	$ 8,982	6.82 %	$ 1,372,378	5.43 %

(1) Includes loans having no stated maturity and overdraft loans.

We believe that the critical factors in the overall management of credit or loan quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, recording an adequate allowance to provide for incurred loan losses, and reasonable non-accrual and charge-off policies.

39

Risk Management and the Allowance for Credit Losses - Loans. The Allowance for Credit Losses - Loans (“ACL”) is a valuation allowance for expected future credit losses in the Company’s loan portfolio as of the balance sheet date. In determining the allowance, the Company estimates credit losses over the loan’s entire contractual term, adjusted for expected prepayments when appropriate. The allowance estimate considers qualitative and quantitative relevant information from internal and external sources relating to historical loss experience; known and inherent risks in our portfolio; information about specific borrowers’ ability to repay; estimated collateral values; current economic conditions; reasonable and supportable forecasts for future conditions; and other relevant factors determined by management. To ensure that the ACL is maintained at an adequate level, a detailed analysis is performed on a quarterly basis and an appropriate provision is made to adjust the allowance. The entire ACL balance is available for any loan that, in management’s judgment, should be charged off. The determination of the ACL requires significant judgment to estimate credit losses. The ACL is measured collectively on a pooled basis when similar risk characteristics exist, and on an individual basis when management determines that the loan does not share similar risk characteristics with other loans. The ACL on loans collectively evaluated is measured using the loss rate model. The Company categorizes its loan portfolio into four segments based on similar risk characteristics. Loans within each segment are pooled based on individual loan characteristics. Aggregated risk drivers are then calculated at a pool level. Risk drivers are identified attributes that have proven to be predictive of loan loss rates and vary based on loan segment and type. A loss rate is calculated and applied to the pool utilizing a model that combines the pool’s risk drivers, historical loss experience, and reasonable and supportable future economic forecasts to projected lifetime losses. The loss rate is then combined with the loan’s balance and contractual maturity, adjusted for expected prepayments, to determine expected future losses. As the Company’s commercial lending function started after the Great Recession, the Company’s historical credit experience is insufficient to estimate expected credit loss. The Company utilized peer information to supplement expected loss experience. Peer selection was a review of institutions with comparable asset size, geography, and portfolio concentrations. Management judgment is required at each point in the measurement process. Future and supportable economic forecasts are based on national economic conditions and their reversion to the mean is implicit in the model and generally occurs over a period of two years. Qualitative adjustments are made to the allowance calculated on collectively evaluated loans to incorporate factors not included in the model. Qualitative factors include but are not limited to lending policies and procedures, the experience and ability of lending and other staff, the volume and severity of problem credits, quality of the loan review system, and other external factors. Loans that exhibit different risk characteristics from the pool are individually evaluated for impairment. Loans can be identified for individual evaluation for a variety of reasons including delinquency, nonaccrual status, risk rating and loan modification. Accruing loans that exhibit different risk characteristics from their pool may also be within scope. On these loans, an allowance may be established so that the loan is reported, net, at the lower of: (a) its amortized cost; (b) the present value of the loan’s estimated future cash flows using the loan’s existing rate; or (c) at the fair value of any loan collateral, less estimated disposal costs, if the loan is collateral dependent. Collateral dependency is determined using the practical expedient when: (1) the borrower is experiencing financial difficulty; and (2) repayment is expected to be provided substantially through the sale or operation of the collateral. However, if it is probable that the Company will foreclose on the collateral, the use of the fair value of the collateral to calculate the allowance for credit loss is required. In addition, various regulatory agencies periodically review the ACL. These agencies may require the Company to make additions to the ACL or may require that certain loan balances be charged off or downgraded into classified loan categories when the agencies’ evaluation differs from management’s evaluation based on their judgments of collectability from the information available to them at the time of examination. The Allowance for Credit Losses - Unfunded Commitments is a liability for expected future credit losses on the Company’s commitments to lend. The Company estimates expected credit losses over the contractual period for which the Company is exposed to credit risk, via a contractual obligation to extend credit, unless the obligation is unconditionally cancellable by the Company. The Allowance for Credit Losses - Unfunded Commitments on off-balance sheet exposures is included in other liabilities on the consolidated balance sheet. 40

Allowance for Credit Losses - Loans (in thousands, except ratios) Twelve Months Ended December 31, 2025 December 31, 2024 Allowance for Credit Losses (“ACL”) ACL - Loans, at beginning of period $ 20,549 $ 22,908 Loans charged off: Commercial/Agricultural real estate (51) (39) C&I/Agricultural operating (94) (143) Residential mortgage — (4) Consumer installment (22) (35) Total loans charged off (167) (221) Recoveries of loans previously charged off: Commercial/Agricultural real estate 92 56 C&I/Agricultural operating 51 36 Residential mortgage 53 7 Consumer installment 29 22 Total recoveries of loans previously charged off: 225 121 Net loan recoveries/(charge-offs) (“NCOs”) 58 (100) Additions (reversals) to ACL - Loans via provision for credit losses charged to operations 1,794 (2,259) ACL - Loans, at end of period $ 22,401 $ 20,549 Average outstanding loan balance $ 1,347,088 $ 1,430,631 Ratios: NCOs (annualized) to average loans 0.00% (0.01) % Allowance for Credit Losses - Loans Activity by Segment (in thousands, except ratios) Commercial/ Agricultural Real Estate C&I/ Agricultural operating Residential Mortgage Consumer Installment Total Twelve months ended December 31, 2025 Allowance for Credit Losses - Loans: ACL - Loans, at beginning of period $ 16,516 $ 1,330 $ 2,489 $ 214 20,549 Charge-offs (51) (94) — (22) (167) Recoveries 92 51 53 29 225 Additions (reversals) to ACL - Loans via provision for credit losses charged to operations 1,097 1,071 (312) (62) 1,794 ACL - Loans, at end of period $ 17,654 $ 2,358 $ 2,230 $ 159 $ 22,401 Allowance for Credit Losses - Loans Percentage (in thousands, except ratios) December 31, 2025 December 31, 2024 Loans, end of period $ 1,340,325 $ 1,368,981 ACL - Loans $ 22,401 $ 20,549 ACL - Loans as a percentage of loans, end of period 1.67% 1.50% 41

Allowance for Credit Losses - Unfunded Commitments: (in thousands) In addition to the ACL - Loans, the Company has established an ACL - Unfunded Commitments of $0.490 million at December 31, 2025, and $0.334 million at December 31, 2024, classified in other liabilities on the consolidated balance sheets. December 31, 2025 and Twelve Months Ended December 31, 2024 and Twelve Months Ended ACL - Unfunded Commitments - beginning of period $ 334 $ 1,250 Additions (reversals) to ACL - Unfunded Commitments via provision for credit losses charged to operations 156 (916) ACL - Unfunded Commitments - end of period $ 490 $ 334 Nonperforming Loans, Potential Problem Loans and Foreclosed Properties. We employ early identification of non- accrual and problem loans in order to minimize the risk of loss. Non-performing loans are defined as either 90 days or more past due or non-accrual. The accrual of interest income is discontinued according to the following schedules: • Commercial/agricultural real estate loans past due 90 days or more; • Commercial and industrial/agricultural operating loans past due 90 days or more; • Closed ended consumer installment loans past due 120 days or more; and • Residential mortgage and open ended consumer installment loans past due 180 days or more. 42

The following table identifies the various components of non-performing assets and other balance sheet information as of the dates indicated below and changes in the ACL for the periods then ended: December 31, 2025 and twelve months ended December 31, 2024 and twelve months ended Nonperforming assets: Nonaccrual loans Commercial real estate $ 4,652 $ 4,594 Agricultural real estate 464 6,222 Multi-family real estate 8,970 — Construction and land development — 103 Commercial and industrial (“C&I”) 1,282 597 Agricultural operating — 793 Residential mortgage 485 858 Consumer installment — 1 Total nonaccrual loans 15,853 13,168 Accruing loans past due 90 days or more 1 186 Total nonperforming loans (“NPLs”) 15,854 13,354 Other real estate owned 850 891 Other collateral owned 7 24 Total nonperforming assets (“NPAs”) $ 16,711 $ 14,269 Average outstanding loan balance $ 1,347,088 $ 1,430,631 Loans, end of period $ 1,340,325 $ 1,368,981 Total assets, end of period $ 1,781,755 $ 1,748,519 ACL - Loans, at beginning of period $ 20,549 $ 22,908 Loans charged off: Commercial/Agricultural real estate (51) (39) C&I/Agricultural operating (94) (143) Residential mortgage — (4) Consumer installment (22) (35) Total loans charged off (167) (221) Recoveries of loans previously charged off: Commercial/Agricultural real estate 92 56 C&I/Agricultural operating 51 36 Residential mortgage 53 7 Consumer installment 29 22 Total recoveries of loans previously charged off: 225 121 Net loan recoveries/(charge-offs) (“NCOs”) 58 (100) Additions (reversals) to ACL - Loans via provision for credit losses charged to operations 1,794 (2,259) ACL - Loans, at end of period $ 22,401 $ 20,549 Ratios: ACL to NCOs (annualized) N/M N/M NCOs (annualized) to average loans 0.00% (0.01) % ACL to total loans 1.67% 1.50 % NPLs to total loans 1.18% 0.98 % NPAs to total assets 0.94% 0.82 % N/M means not meaningful 43

Nonaccrual Loans Roll Forward

	Quarter Ended				
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Balance, beginning of period	$ 15,614	$ 11,609	$ 13,091	$ 13,168	$ 15,042
Additions	483	9,958	600	694	1,054
Charge offs	—	(7)	(72)	(21)	(138)
Transfers to OREO	—	—	—	—	(201)
Payments received	(244)	(5,934)	(1,992)	(752)	(2,515)
Other, net	—	(12)	(18)	2	(74)
Balance, end of period	$ 15,853	$ 15,614	$ 11,609	$ 13,091	$ 13,168

Nonaccrual loans increased by $2.7 million to $15.9 million at December 31, 2025, from $13.2 million at December 31, 2024, with a third quarter 2025 multi-family loan addition, partially offset by the payoff of a relationship secured by collateral in the forestry services industry.

Refer to the "Allowance for Credit Losses - Loans" and "Nonperforming Loans, Potential Problem Loans and Foreclosed Properties" sections above for more information related to nonperforming loans.

Below is a summary of loan modifications made to borrowers experiencing financial difficulty during the twelve months ended December 31, 2025.

	Term Extension	
Loan Class	Amortized Cost Basis at December 31, 2025	% of Total Class of Financing Receivables
Commercial and industrial	$ 48	0.05 %

	Other-Than-Insignificant Payment Delay	
Loan Class	Amortized Cost Basis at December 31, 2025	% of Total Class of Financing Receivables
Commercial real estate	$ 4,264	0.63 %
Agricultural real estate	$ 192	0.28 %
Residential mortgage	$ 120	0.10 %

The table below shows a summary of criticized loans, split by special mention and substandard balances, as of the past five quarter-ends. Criticized loans increased by $18.5 million in the twelve months ended December 31, 2025. Special mention loans increased $16.0 million during 2025, largely due to additions of a $6.0 million owner occupied CRE loan relationship and a $5 million owner occupied CRE loan relationship. Substandard loans increased $2.5 million from December 31, 2024, primarily due to the addition of a $9 million multi-family loan partially offset by the payoff of a $5 million forestry services loan relationship.

	(in thousands)				
(Loan balance at unpaid principal balance)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Special mention loan balances	$ 24,473	$ 12,920	$ 23,201	$ 14,990	$ 8,480
Substandard loan balances	21,388	21,310	17,922	19,591	18,891
Criticized loans, end of period	$ 45,861	$ 34,230	$ 41,123	$ 34,581	$ 27,371

Mortgage Servicing Rights. Mortgage servicing rights ("MSR") assets are initially measured at fair value; assessed at least quarterly for impairment; carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value. MSR assets are amortized in proportion to and over the period of estimated net servicing income, with the amortization recorded in non-interest expense in the consolidated statement of operations. The valuation of MSRs and related amortization thereon are based on numerous factors, assumptions, and judgments, such as those for: changes in the mix of

44

loans, interest rates, prepayment speeds, and default rates. Changes in these factors, assumptions and judgments may have a material effect on the valuation and amortization of MSRs. Although management believes that the assumptions used to evaluate the MSRs for impairment are reasonable, future adjustment may be necessary if future economic conditions differ substantially from the economic assumptions used to determine the value of MSRs. The amortized cost of MSR assets decreased as amortization exceeded additions due to loan sales, resulting in the unpaid balances of one-to-four family residential real estate loans serviced for others to decrease as of December 31, 2025, to $474.0 million from $479.6 million at December 31, 2024. The fair market value of the Company’s MSR asset was $4.7 million at December 31, 2025, and $5.2 million at December 31, 2024. At December 31, 2025, and December 31, 2024, the Company did not have an MSR impairment, or related valuation allowance. The fair market value of the Company’s MSR asset as a percentage of its servicing portfolio at December 31, 2025, and December 31, 2024, was 0.98% and 1.09%, respectively. Intangible Assets. We had intangible assets of $0.4 million at December 31, 2025, compared to $1.0 million at December 31, 2024. The intangible assets at December 31, 2025, consisted of core deposit intangible assets arising from a 2017 acquisition. Intangible assets associated with a 2019 acquisition became fully amortized during 2025. Amortization of these intangibles was $0.6 million in 2025, and $0.7 million in 2024. Amortization expense is scheduled to be $0.4 million in 2026. Deposits. At December 31, 2025, deposits increased by $36.0 million compared to December 31, 2024, balances. The growth in money market accounts was largely due to growth in retail accounts, and to a lesser extent, commercial accounts. 45

Deposit Composition by Type (in thousands) December 31, 2025 September 30, 2025 June 30, 2025 March 31, 2025 December 31, 2024 Non-interest-bearing demand deposits $ 264,394 $ 262,535 $ 260,248 $ 253,343 $ 252,656 Interest-bearing demand deposits 367,958 360,475 366,481 386,302 355,750 Savings accounts 151,525 157,317 159,340 167,614 159,821 Money market accounts 392,900 354,290 357,518 370,741 369,534 Certificate accounts 347,322 345,937 334,829 345,654 350,387 Total deposits $ 1,524,099 $ 1,480,554 $ 1,478,416 $ 1,523,654 $ 1,488,148 Consumer, commercial and government deposits have been stable over the periods reported. There are no material customer or industry deposit concentrations. Deposit Portfolio Composition (in thousands) December 31, 2025 September 30, 2025 June 30, 2025 March 31, 2025 December 31, 2024 Consumer deposits $ 889,109 $ 855,226 $ 856,467 $ 861,746 $ 852,083 Commercial deposits 422,605 423,662 406,608 423,654 412,355 Public deposits 187,777 175,689 190,933 211,261 190,460 Wholesale deposits 24,608 25,977 24,408 26,993 33,250 Total deposits $ 1,524,099 $ 1,480,554 $ 1,478,416 $ 1,523,654 $ 1,488,148 At December 31, 2025, the deposit portfolio composition was 58% consumer, 28% commercial, 12% public, and 2% wholesale deposits. At December 31, 2024, the deposit portfolio composition was 57% consumer, 28% commercial, 13% public, and 2% wholesale deposits. Uninsured and uncollateralized deposits were $323.5 million, or 21% of total deposits at December 31, 2025, and $265.4 million, or 18% of total deposits, at December 31, 2024. Uninsured deposits at December 31, 2025, were $478.4 million, or 31% of total deposits, and $428.0 million, or 29% of total deposits at December 31, 2024, with the difference being an increase in fully secured government deposits. 46

Federal Home Loan Bank (FHLB) advances and other borrowings. A summary of Federal Home Loan Bank (FHLB) advances and other borrowings at December 31, 2025, and December 31, 2024, is as follows:

	December 31, 2025				December 31, 2024			
	Stated Maturity	Amount	Range of Stated Rates		Stated Maturity	Amount	Range of Stated Rates	
Federal Home Loan Bank advances (1), (2), (3)	2025	$ 0	— %	— %	2025	$ 5,000	1.45 %	1.45 %
Federal Home Loan Bank advances		$ 0				$ 5,000		
Other borrowings:								
Senior notes (4)	2039	$ 12,000	6.00 %	6.75 %	2039	$ 12,000	6.75 %	7.75 %
	2040	5,000	6.00 %	6.25 %		0		
		$ 17,000				$ 12,000		
Subordinated notes (5)	2030	$ 0	— %	— %	2030	$ 15,000	6.00 %	6.00 %
	2032	35,000	4.75 %	4.75 %	2032	35,000	4.75 %	4.75 %
		$ 35,000				$ 50,000		
Unamortized debt issuance costs		(196)				(394)		
Total other borrowings		$ 51,804				$ 61,606		
Totals		$ 51,804				$ 66,606		

(1) The FHLB advances bear fixed rates, require interest-only monthly payments, and are collateralized by a blanket lien on pre-qualifying first mortgages, home equity lines, multi-family loans and certain other loans which had pledged balances of $1.018 billion and $1.075 billion at December 31, 2025 and 2024, respectively. At December 31, 2025, the Bank's available and unused portion under the FHLB borrowing arrangement was approximately $434 million compared to $425 million as of December 31, 2024.

(2) Maximum month-end borrowed amounts outstanding under this borrowing agreement were $5.0 million and $81.0 million, during the twelve months ended December 31, 2025 and December 31, 2024, respectively.

(3) There were no FHLB borrowings outstanding as of December 31, 2025. The weighted-average interest rates on FHLB borrowings, with maturities less than twelve months, outstanding as of December 31, 2024 was 1.45%.

(4) Senior notes, entered into by the Company consist of the following:

(a) A term note, which was originally entered into in June 2019 and subsequently refinanced in March 2022, modified in February of 2023, and refinanced in May 2024, requiring quarterly interest-only payments through January 2029, and quarterly principal and interest payments thereafter. Interest is variable, based on US Prime rate minus 75 basis points with a floor rate of 3.00%.

(b) A $5.0 million term note entered into in October 2025, requiring quarterly interest-only payments through October 2028, and quarterly principal and interest payments thereafter. Interest is variable, based on US Prime rate minus 75 basis points with a floor rate of 4.00%.

(c) The $5.0 million line of credit was terminated by the Company in October 2025.

47

(5) Subordinated notes resulted from the following: (a) The Company’s Subordinated Note Purchase Agreement entered into with certain purchasers in August 2020, which bore a fixed interest rate of 6.00% for five years. On July 7, 2025, the Board of Directors approved the redemption of the entire $15.0 million balance of the 6% subordinated debentures due September 1, 2030, which were scheduled to reprice on September 1, 2025, to the Secured Overnight Financing Rate (“SOFR”) plus 591 basis points. The redemption occurred on September 1, 2025. (b) The Company’s Subordinated Note Purchase Agreement entered into with certain purchasers in March 2022, which bears a fixed interest rate of 4.75% for five years. In April 2027, the fixed interest rate will be reset quarterly to equal the three-month term SOFR plus 329 basis points. The note is callable by the Bank when, and any time after, the floating rate is initially set. Interest-only payments are due semi-annually each year during the fixed interest period and quarterly during the floating interest period. Federal Home Loan Bank (FHLB) advances and other borrowings We utilize advances and other borrowings, as necessary, to supplement core deposits to meet our funding and liquidity needs, and we evaluate all options for funding securities. FHLB advances decreased from $5.0 million at December 31, 2024 to $0 as of December 31, 2025, as proceeds from investment security and loan portfolio shrinkage were used to reduce borrowings. In 2024, $64.5 million of FHLB advances matured. A $10 million FHLB advance, which the FHLB could call one-time, was called in June 2024. The Bank has an irrevocable Standby Letter of Credit Master Reimbursement Agreement with the Federal Home Loan Bank. This irrevocable standby letter of credit (“LOC”) is supported by loan collateral as an alternative to directly pledging investment securities on behalf of a municipal customer as collateral for their interest-bearing deposit balances. The Bank’s current unused borrowing capacity, supported by loan collateral, was approximately $433.7 million at December 31, 2025, and $424.7 million at December 31, 2024. The Company refinanced its senior debt in May 2024 and reduced the balance by $6.1 million. The Bank maintains two unsecured federal funds purchased lines of credit with its banking partners which total $70.0 million. These lines bear interest at the lender banks’ announced daily federal funds rate, mature daily and are revocable at the discretion of the lending institution. There were no borrowings outstanding on these lines of credit as of December 31, 2025, or December 31, 2024. At December 31, 2025, and 2024, the Bank had the ability to borrow $24.5 million and $24.9 million, respectively from the Federal Reserve Bank of Minneapolis. The ability to borrow is based on mortgage-backed securities pledged with a carrying value of $32.1 million and $34.0 million as of December 31, 2025, and 2024, respectively. There were no Federal Reserve borrowings outstanding as of December 31, 2025, and 2024. Stockholders’ Equity. Total stockholders’ equity was $187.9 million at December 31, 2025, compared to $179.1 million at December 31, 2024. The increase in stockholders’ equity included the Company’s net income of $14.4 million and a decrease in the unrealized loss on available-for-sale securities of $3.9 million, net of tax, due to lower interest rates. These increases were partially offset by: (1) the repurchase of approximately 385 thousand shares of the Company’s common stock, which reduced equity by $6.1 million and (2) the payment of the annual cash dividend, paid in February to common stockholders of $0.36 per share which was a 12.5% increase from the prior year dividend amount of $0.32 per share, or $3.3 million. In 2021, the Board of Directors adopted a 5% share repurchase program, which ended in 2024 as the 5% authorization was completed by the 202 thousand shares repurchased in 2024. In July 2024, the Board of Directors adopted a 5% share repurchase program. Approximately 274 thousand shares were repurchased under this program, before the authorization expired in June of 2025. In July 2025, the Board of Directors adopted a 5% share repurchase program. Approximately 385 thousand shares were repurchased under this program and as of December 31, 2025, 113 thousand shares remain available for repurchase under this program. Liquidity and Asset / Liability Management. Liquidity management refers to our ability to ensure cash is available in a timely manner to meet loan demand, depositors’ needs, and meet other financial obligations as they become due without undue cost, risk, or disruption to normal operating activities. We manage and monitor our short-term and long-term liquidity positions and needs through a regular review of maturity profiles, funding sources, and loan and deposit forecasts to minimize funding risk. A key metric we monitor is our liquidity ratio, calculated as cash and unpledged securities portfolio divided by total assets. At December 31, 2025, our on-balance sheet liquidity ratio increased to 14.8% percent from 11.75% at December 31, 2024, 48 remaining above our internal requirement of 10%. This was largely due to reductions in the AFS and HTM investment portfolios. There are no material customers or industry deposit concentrations. At December 31, 2025, the deposit portfolio composition was largely unchanged from the prior quarter at 58% consumer, 28% commercial, 12% public, and 2% wholesale deposits. At December 31, 2024, the deposit portfolio composition was 57% consumer, 28% commercial, 13% public, and 2% wholesale deposits. Uninsured and uncollateralized deposits were $323.5 million, or 21% of total deposits at December 31, 2025, and $265.4 million, or 18% of total deposits, at December 31, 2024. Uninsured deposits at December 31, 2025, were $478.4 million, or 31% of total deposits, and $428.0 million, or 29% of total deposits at December 31, 2024, with the difference being an increase in fully secured government deposits. On-balance sheet liquidity, collateralized borrowing and uncommitted federal funds availability was $792 million, or 245% of uninsured and uncollateralized deposits at December 31, 2025. At December 31, 2024, on-balance sheet liquidity, collateralized borrowing and uncommitted federal funds availability was $724.8 million, or 273% of uninsured and uncollateralized deposits. Our primary sources of funds are deposits, amortization, prepayments and maturities on the investment and loan portfolios and funds provided from operations. We use our sources of funds primarily to meet ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, and to fund loan commitments. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Although $330.2 million of our $347.3 million (95%) CD portfolio will mature within the next 12 months, we have historically retained a majority of our maturing CD’s. In 2024, retail non-maturity interest-bearing accounts were approximately flat with growth in certificate accounts. Through new deposit product offerings to our branch and commercial customers, we are currently attempting to strengthen customer relationships to attract additional non-rate sensitive deposits. However, this is challenging in the current competitive environment. We maintain access to additional sources of funds including FHLB borrowings and lines of credit with the Federal Reserve Bank, and our correspondent banks. We utilize FHLB borrowings to leverage our capital base, to provide funds for our lending and investment activities, and to manage our interest rate risk. Our borrowing arrangement with the FHLB calls for pledging certain qualified real estate, commercial and industrial loans, and borrowing up to 75% of the value of those loans, not to exceed 35% of the Bank’s total assets. Currently, we have approximately $433.7 million available to borrow under this arrangement, supported by loan collateral as of December 31, 2025. We also had borrowing capacity of $24.5 million at the Federal Reserve Bank. The Bank maintains $70 million of uncommitted federal funds purchased lines with correspondent banks as part of our contingency funding plan. While the Bank does not have approved brokered certificate lines of credit with counter parties at December 31, 2025, we believe that the Bank could access this market, which provides an additional potential source of liquidity. See Note 9, “Federal Home Loan Bank and Other Borrowings” of “Notes to Consolidated Financial Statements” which are included in Item 8, “Financial Statements and Supplementary Data” of this Form 10-K, for further detail. In reviewing the adequacy of our liquidity, we review and evaluate historical financial information, including information regarding general economic conditions, current ratios, management goals and the resources available to meet our anticipated liquidity needs. Management believes that our liquidity is adequate, and to management’s knowledge, there are no known events or uncertainties that will result or are likely to reasonably result in a material increase or decrease in our liquidity. Off-Balance Sheet Arrangements. In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments, issued to meet customer financial needs. Such financial instruments are recorded in the financial statements when they become payable. These instruments include unused commitments for lines of credit, overdraft protection lines of credit and home equity lines of credit, as well as commitments to extend credit. As of December 31, 2025, the Company had approximately $198.8 in unused loan commitments, compared to approximately $137.0 million in unused loan commitments as of December 31, 2024. In addition, there were $3.2 million of commitments for contributions of capital to an SBIC and an investment company at December 31, 2025. These commitments totaled $2.9 million of commitments at December 31, 2024. See Note 11, “Commitments and Contingencies”; “Financial Instruments with Off-Balance Sheet Risk” of “Notes to Consolidated Financial Statements” which are included in Part II, Item 8, “Financial Statements and Supplementary Data” of this Form 10-K, for further detail. 49

Capital Resources. As of the dates indicated below, our Tier 1 and Risk-based capital levels exceeded levels necessary to be considered "Well Capitalized" under Prompt Corrective Action provisions for the Bank.

Below are the amounts and ratios for our capital levels as of the dates noted below for the Bank.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2025								
Total capital (to risk weighted assets)	$ 212,898	14.6 %	$ 116,492	>=	8.0 %	$ 145,615	>=	10.0 %
Tier 1 capital (to risk weighted assets)	194,639	13.4 %	87,369	>=	6.0 %	116,492	>=	8.0 %
Common equity tier 1 capital (to risk weighted assets)	194,639	13.4 %	65,527	>=	4.5 %	94,650	>=	6.5 %
Tier 1 leverage ratio (to adjusted total assets)	194,639	11.3 %	68,711	>=	4.0 %	85,888	>=	5.0 %
As of December 31, 2024								
Total capital (to risk weighted assets)	$ 225,432	15.6 %	$ 115,755	>=	8.0 %	$ 144,693	>=	10.0 %
Tier 1 capital (to risk weighted assets)	207,749	14.4 %	86,816	>=	6.0 %	115,755	>=	8.0 %
Common equity tier 1 capital (to risk weighted assets)	207,749	14.4 %	65,112	>=	4.5 %	94,051	>=	6.5 %
Tier 1 leverage ratio (to adjusted total assets)	207,749	11.9 %	69,787	>=	4.0 %	87,234	>=	5.0 %

At December 31, 2025, the Bank was categorized as "Well Capitalized" under Prompt Corrective Action Provisions, as determined by the OCC, our primary regulator.

Below are the amounts and ratios for our capital levels as of the dates noted below for the Company.

	Actual		For Capital Adequacy Purposes		
	Amount	Ratio	Amount		Ratio
As of December 31, 2025					
Total capital (to risk weighted assets)	$ 222,910	15.3 %	$ 116,686	>=	8.0 %
Tier 1 capital (to risk weighted assets)	169,621	11.6 %	87,514	>=	6.0 %
Common equity tier 1 capital (to risk weighted assets)	169,621	11.6 %	65,636	>=	4.5 %
Tier 1 leverage ratio (to adjusted total assets)	169,621	9.9 %	68,806	>=	4.0 %
As of December 31, 2024					
Total capital (to risk weighted assets)	$ 232,926	16.1 %	$ 115,914	>=	8.0 %
Tier 1 capital (to risk weighted assets)	165,243	11.4 %	86,936	>=	6.0 %
Common equity tier 1 capital (to risk weighted assets)	165,243	11.4 %	65,202	>=	4.5 %
Tier 1 leverage ratio (to adjusted total assets)	165,243	9.5 %	69,867	>=	4.0 %

50

Selected Quarterly Financial Data

The following is selected financial data summarizing the results of operations for each quarter as of the periods indicated below:

Year ended December 31, 2025:

	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Interest and dividend income	$ 21,103	$ 22,502	$ 22,254	$ 21,771
Interest expense	9,509	9,191	9,040	8,706
Net interest income before provision for credit losses	11,594	13,311	13,214	13,065
(Provision reversal) provision for credit losses	(250)	1,350	650	200
Net interest income after provision for credit losses	11,844	11,961	12,564	12,865
Non-interest income	2,593	2,836	3,022	2,692
Non-interest expense	10,463	10,750	11,051	10,672
Income before provision for income taxes	3,974	4,047	4,535	4,885
Provision for income taxes	777	777	853	614
Net income attributable to common stockholders	$ 3,197	$ 3,270	$ 3,682	$ 4,271
Basic earnings per share	$ 0.32	$ 0.33	$ 0.37	$ 0.44
Diluted earnings per share	$ 0.32	$ 0.33	$ 0.37	$ 0.44
Cash dividends paid	$ 0.36	$ —	$ —	$ —

Year ended December 31, 2024:

	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Interest and dividend income	$ 22,679	$ 22,463	$ 22,512	$ 21,961
Interest expense	10,774	10,887	11,227	10,253
Net interest income before provision for credit losses	11,905	11,576	11,285	11,708
Provision reversal for credit losses	(800)	(1,525)	(400)	(450)
Net interest income after provision for credit losses	12,705	13,101	11,685	12,158
Non-interest income	3,264	1,913	2,921	2,009
Non-interest expense	10,777	10,299	10,421	10,809
Income before provision for income taxes	5,192	4,715	4,185	3,358
Provision for income taxes	1,104	1,040	899	656
Net income attributable to common stockholders	$ 4,088	$ 3,675	$ 3,286	$ 2,702
Basic earnings per share	$ 0.39	$ 0.35	$ 0.32	$ 0.27
Diluted earnings per share	$ 0.39	$ 0.35	$ 0.32	$ 0.27
Cash dividends paid	$ 0.32	$ —	$ —	$ —

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually, with various repricing indices. Market interest rates change over time and are not predictable or controllable. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. Like other financial institutions, our interest income and interest expense are affected by general economic conditions and policies of regulatory authorities, including the monetary policies of the Federal Reserve. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk through several means including through the use of third-party reporting software. In monitoring interest rate risk, we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

51

In order to manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better align the maturities and re-pricing terms of our interest earning assets and interest-bearing liabilities. These policies are implemented by our Asset and Liability Management Committee (ALCO). The ALCO is comprised of members of the Bank’s senior management and a member of the Board of Directors. The ALCO establishes guidelines for and monitors the volume and mix of our assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The Committee’s objectives are to manage assets and funding sources to produce results that are consistent with liquidity, cash flow, capital adequacy, growth, risk, and profitability goals for the Bank. The ALCO meets on a regularly scheduled basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis. At each meeting, the Committee recommends strategy changes, as appropriate, based on this review. The Committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Bank’s Board of Directors on a regularly scheduled basis. In managing our assets and liabilities to achieve desired levels of interest rate risk, we have focused our strategies on: • originating shorter-term secured commercial, agricultural and consumer loan maturities; • originating variable rate commercial and agricultural loans; • the sale of a vast majority of longer-term fixed-rate residential loans in the secondary market with servicing retained; • managing our funding needs by growing core deposits; • utilize brokered certificate of deposits and borrowings as appropriate, which may have fixed rates with varying maturities; • purchasing investment securities to modify our interest rate risk profile. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the ALCO may determine to increase the Bank’s interest rate risk position somewhat in order to maintain or improve its net interest margin. 52

The following table sets forth, at December 31, 2025 and December 31, 2024, an analysis of our interest rate risk as measured by the estimated changes in Economic Value of Equity (“EVE”) resulting from an immediate and permanent shift in the yield curve (up 300 basis points and down 200 basis points). The yearly changes in both the Economic Value of Equity and changes in Interest Income tables at December 31, 2025, from December 31, 2024, is largely due to the impact of more loans repricing in 2026 than in 2025 and the impact of the 75 basis point reduction in short-term interest rates in 2025, with a decrease of approximately 40 basis points in the ten year Treasury rate at December 31, 2025, compared to December 31, 2024. Percent Change in Economic Value of Equity (EVE) Change in Interest Rates in Basis Points (“bp”) Rate Shock in Rates (1) At December 31, 2025 At December 31, 2024 +300 bp 6% 2% +200 bp 4% 2% +100 bp 2% 1% -100 bp (4)% (1)% -200 bp (8)% (4)% (1) Assumes an immediate and parallel shift in the yield curve at all maturities. Our overall interest rate sensitivity is demonstrated by net interest income shock analysis, which measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of change in our net interest income over the next 12 months in the event of an immediate and parallel shift in the yield curve (up 300 basis points and down 200 basis points). The table below presents our projected change in net interest income for the various rate shock levels at December 31, 2025, and December 31, 2024. - Percent Change in Net Interest Income Over One Year Horizon Change in Interest Rates in Basis Points (“bp”) Rate Shock in Rates (1) At December 31, 2025 At December 31, 2024 +300 bp (4)% (8)% +200 bp (2)% (5)% +100 bp (1)% (3)% -100 bp (1)% 2% -200 bp (1)% 3% (1) Assumes an immediate and parallel shift in the yield curve at all maturities. Note: The table above may not be indicative of future results. The assumptions used to measure and assess interest rate risk include interest rates, loan prepayment rates, deposit decay (runoff) rates, and the market values of certain assets under differing interest rate scenarios. Actual values may differ from those projections set forth above should market conditions vary from the assumptions used in preparing the analysis. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. 53

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX TO FINANCIAL STATEMENTS Report of Independent Registered Public Accounting Firm ( Crowe LLP; Oak Brook Terrace, Illinois; PCAOB ID 173) Consolidated Statements of Operations Consolidated Statements of Comprehensive Income (Loss) Consolidated Statements of Stockholders’ Equity Consolidated Statements of Cash Flows Notes to Consolidated Financial Statements 54

Crowe LLP Independent Member Crowe Global REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of Citizens Community Bancorp, Inc. Eau Claire, Wisconsin Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included 55 performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses on Collectively Evaluated Loans – Quantitative Calculation As discussed in Notes 1 and 3 to the consolidated financial statements, the Company’s allowance for credit losses (ACL) totaled $22.4 million as of December 31, 2025. The ACL is based on expected credit losses over the contractual life of loans, incorporating relevant information including historical loss experience, current economic conditions, and reasonable and supportable forecasts. Management utilizes a loss rate model for estimating credit losses, applying risk drivers based on loan pool characteristics. Credit loss estimates are based on projected cash flows, adjusted for expected prepayments, economic conditions as forecasted by a third-party source. We identified auditing the quantitative calculation of the ACL on collectively evaluated loans as a critical audit matter due to the complexity of the models used, the subjective assumptions and judgments involved, and the high degree of estimation uncertainty required by management. This required significant auditor judgment and effort to evaluate the appropriateness of the methodology, the accuracy of the data used and the reasonableness of assumptions utilized. The primary procedures we performed to address this critical audit matter included: Testing the design and operating effectiveness of controls over the quantitative portion of the ACL on collectively evaluated loans, including controls addressing: • Relevance and reliability of data used in the in the quantitative allowance for credit losses calculation. • Reasonableness of significant assumptions and judgments applied within the quantitative allowance for credit losses calculation including the appropriateness of peer group and selection of the forecast utilized. • The results of the third-party ACL validation for the loss rate model. Substantively testing management’s process, including evaluating their judgments and assumptions, for developing the ACL on loans collectively evaluated, which included: • Testing completeness and accuracy of loan data used in the quantitative allowance for credit loss model including the use of internal specialists to assist in testing the accuracy and completeness of the statistical models and peer data used. 56

• Evaluating management’s assumptions and judgments in the selection and application of economic forecasts. • Using the work of specialists to assist in evaluating the relevance and reliability of data used by the Company’s third- party vendor to develop forecast scenarios. • Testing the mathematical accuracy of the calculation and the appropriate application of the methodology as designed. /s/ Crowe LLP We have served as the Company’s auditor since 2024. Oakbrook Terrace, Illinois March 5, 2026 57

CITIZENS COMMUNITY BANCORP, INC. Consolidated Balance Sheets (in thousands, except share data) December 31, 2025 December 31, 2024 Assets Cash and cash equivalents $ 118,853 $ 50,172 Available-for-sale ("AFS") securities, at fair value (amortized cost of $151,618, net of allowance for credit losses of $0 at December 31, 2025 and amortized cost of $165,604, net of allowance for credit losses of $0 at December 31, 2024) 134,103 142,851 Held-to-maturity ("HTM") securities, at amortized cost (fair value of net of $64,117, net of allowance for credit losses of $0 at December 31, 2025 and fair value of $65,622, net of allowance for credit losses of $0 at December 31, 2024) 80,210 85,504 Equity investments 5,840 4,702 Other investments 12,506 12,500 Loans receivable 1,340,325 1,368,981 Allowance for credit losses (22,401) (20,549) Loans receivable, net 1,317,924 1,348,432 Loans held for sale 4,954 1,329 Mortgage servicing rights, net 3,494 3,663 Office properties and equipment, net 16,357 17,075 Accrued interest receivable 6,126 5,653 Intangible assets 395 979 Goodwill 31,498 31,498 Foreclosed and repossessed assets, net 857 915 Bank owned life insurance ("BOLI") 26,908 26,102 Other assets 21,730 17,144 TOTAL ASSETS $ 1,781,755 $ 1,748,519 Liabilities and Stockholders’ Equity Liabilities: Deposits $ 1,524,099 $ 1,488,148 Federal Home Loan Bank ("FHLB") advances — 5,000 Other borrowings 51,804 61,606 Other liabilities 17,913 14,681 Total liabilities 1,593,816 1,569,435 Commitments and contingent liabilities Stockholders’ Equity: Common stock— $0.01 par value, authorized 30,000,000; 9,617,245 and 9,981,996 shares issued and outstanding, respectively 96 100 Additional paid-in capital 110,315 114,564 Retained earnings 89,995 80,840 Accumulated other comprehensive loss (12,467) (16,420) Total stockholders’ equity 187,939 179,084 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY $ 1,781,755 $ 1,748,519 See accompanying notes to audited consolidated financial statements. 58

CITIZENS COMMUNITY BANCORP, INC. Consolidated Statements of Operations (in thousands, except per share data) For the year ended December 31, 2025 For the year ended December 31, 2024 Interest and dividend income: Interest and fees on loans $ 77,500 $ 79,738 Interest on cash and investments 10,130 9,877 Total interest and dividend income 87,630 89,615 Interest expense: Interest on deposits 33,102 37,985 Interest on FHLB borrowed funds 13 1,281 Interest on other borrowed funds 3,331 3,875 Total interest expense 36,446 43,141 Net interest income before provision for credit losses 51,184 46,474 Provision (provision reversal) for credit losses 1,950 (3,175) Net interest income after provision for credit losses 49,234 49,649 Non-interest income: Service charges on deposit accounts 1,763 1,924 Interchange income 2,186 2,247 Loan servicing income 2,366 2,271 Gain on sale of loans 2,925 2,216 Loan fees and service charges 676 996 Net gains (losses) on equity securities 234 (856) Bank Owned Life Insurance (BOLI) death benefit — 184 Other 993 1,125 Total non-interest income 11,143 10,107 Non-interest expense: Compensation and related benefits 23,875 22,741 Occupancy 4,975 5,159 Data processing 6,775 6,530 Amortization of intangible assets 584 715 Mortgage servicing rights expense, net 621 534 Advertising, marketing and public relations 906 793 FDIC premium assessment 773 798 Professional services 1,777 1,763 Losses on repossessed assets, net 33 294 Other 2,617 2,979 Total non-interest expense 42,936 42,306 Income before provision for income taxes 17,441 17,450 Provision for income taxes 3,021 3,699 Net income attributable to common stockholders $ 14,420 $ 13,751 Per share information: Basic earnings $ 1.46 $ 1.34 Diluted earnings $ 1.46 $ 1.34 Cash dividends paid $ 0.36 $ 0.32 See accompanying notes to audited consolidated financial statements. 59

CITIZENS COMMUNITY BANCORP, INC. Consolidated Statements of Comprehensive Income (in thousands) For the year ended December 31, 2025 For the year ended December 31, 2024 Net income attributable to common stockholders $ 14,420 $ 13,751 Other comprehensive income, net of tax: Securities available-for-sale Net unrealized gains arising during period, net of tax 3,953 778 Reclassification for net loss on exchanged security, included in net income, net of tax — 130 Other comprehensive income, net of tax 3,953 908 Comprehensive income $ 18,373 $ 14,659 See accompanying notes to audited consolidated financial statements. 60

CITIZENS COMMUNITY BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except Shares)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2023	10,440,591	$ 104	$ 119,441	$ 71,117	$ (17,328)	$ 173,334
Net income	—	—	—	13,751	—	13,751
Other comprehensive income, net of tax	—	—	—	—	908	908
Forfeiture of unvested shares	(246)	—	—	—	—	—
Surrender of restricted shares of common stock	(10,010)	—	(119)	—	—	(119)
Restricted common stock awarded under the equity incentive plan	16,955	—	—	—	—	—
Restricted common stock issued upon achievement of the 2021 performance criteria	8,805	—	—	—	—	—
Common stock options exercised	2,000	—	22	—	—	22
Common stock repurchased	(476,099)	(4)	(5,411)	(682)	—	(6,097)
Stock based compensation expense	—	—	631	—	—	631
Cash dividends ($0.32 per share)	—	—	—	(3,346)	—	(3,346)
Balance, December 31, 2024	9,981,996	$ 100	$ 114,564	$ 80,840	$ (16,420)	$ 179,084
Net income	—	—	—	14,420	—	14,420
Other comprehensive income, net of tax	—	—	—	—	3,953	3,953
Surrender of restricted shares of common stock	(12,020)	—	(190)	—	—	(190)
Restricted common stock issued upon achievement of the 2022 performance criteria	16,021	—	—	—	—	—
Common stock options exercised	16,500	—	179	—	—	179
Common stock repurchased	(385,252)	(4)	(4,384)	(1,667)	—	(6,055)
Stock based compensation expense	—	—	146	—	—	146
Cash dividends ($0.36 per share)	—	—	—	(3,598)	—	(3,598)
Balance, December 31, 2025	9,617,245	$ 96	$ 110,315	$ 89,995	$ (12,467)	$ 187,939

See accompanying notes to audited consolidated financial statements.

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CITIZENS COMMUNITY BANCORP, INC. Consolidated Statements of Cash Flows (in thousands) For the year ended December 31, 2025 For the year ended December 31, 2024 Cash flows from operating activities: Net income attributable to common stockholders $ 14,420 $ 13,751 Adjustments to reconcile net income to net cash provided by operating activities: Net accretion on debt securities (64) (78) Depreciation expense 2,029 2,174 Provision (provision reversal) for credit losses 1,950 (3,175) Net (gains) losses on equity securities (234) 856 Increase in mortgage servicing rights resulting from transfers of financial assets (452) (332) Mortgage servicing rights amortization 621 534 Amortization of intangible assets 584 715 Stock based compensation expense 146 631 (Increase) decrease in deferred income taxes (1,058) 380 Increase in cash surrender value of life insurance (806) (954) Net gains from disposals of foreclosed and repossessed assets (15) (19) Provision for valuation allowance on foreclosed properties 48 313 Gain on sale of loans held for sale, net (2,925) (2,216) Proceeds from sale of loans held for sale 83,812 60,347 Originations of loans held for sale (84,512) (53,687) Amortization of debt issuance costs 203 224 Net change in: Accrued interest receivable and other assets (5,286) (1,775) Other liabilities 3,232 2,711 Total adjustments (2,727) 6,649 Net cash from operating activities 11,693 20,400 Cash flows from investing activities: Proceeds from Bank Owned Life Insurance (“BOLI”) death benefit — 499 Purchase of available-for-sale securities (9,949) — Proceeds from principal payments and maturities of available-for-sale securities 14,561 14,842 Proceeds from calls of available-for-sale securities 9,450 — Proceeds from principal payments and maturities of held-to-maturity securities 5,282 5,707 Equity investment capital distribution 197 276 Purchase of equity investments (1,200) (450) Net sales of other investments 93 520 Proceeds from sales of foreclosed and repossessed assets 70 877 Proceeds from insurance claim on foreclosed and repossessed assets — 27 Net decrease in loans 28,513 92,317 Net capital expenditures (1,311) (889) Proceeds from disposal of office properties and equipment — 13 Net cash from investing activities 45,706 113,739 Cash flows from financing activities: Change in short term in Federal Home Loan Bank advances, net — (44,000) Federal Home Loan Bank advance call payments — (10,000) Federal Home Loan Bank advance long-term maturities (5,000) (20,530) Proceeds from other borrowings, net of origination costs 4,995 — Other borrowings principal reductions (15,000) (6,083) Net increase (decrease) in deposits 35,951 (30,952) Repurchase shares of common stock (6,055) (6,097) Surrender of restricted shares of common stock (190) (119) Common stock options exercised 179 22 Cash dividends paid (3,598) (3,346) Net cash from financing activities 11,282 (121,105) 62

Net increase in cash and cash equivalents 68,681 13,034 Cash and cash equivalents at beginning of period 50,172 37,138 Cash and cash equivalents at end of period $ 118,853 $ 50,172 Supplemental cash flow information: Cash paid during the period for: Interest on deposits $ 34,995 $ 34,446 Interest on borrowings $ 3,614 $ 5,116 Income taxes $ 2,065 $ 2,318 Supplemental noncash disclosure: Transfers from loans receivable to other real estate owned (“OREO”) $ — $ 274 See accompanying notes to audited consolidated financial statements. 63

CITIZENS COMMUNITY BANCORP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except share data) NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The consolidated financial statements of Citizens Community Federal N.A. (the “Bank”) included herein have been included by its parent company, Citizens Community Bancorp, Inc. (the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). As used in this annual report, the terms “we”, “us”, “our”, and “Citizens Community Bancorp, Inc.” mean the Company and its wholly owned subsidiary, the Bank, unless the context indicates other meaning. The Bank is a national banking association (a “National Bank”) and operates under the title of Citizens Community Federal National Association (“Citizens Community Federal N.A.” or “Bank”). The Company is a bank holding company, supervised by the Federal Reserve Bank of Minneapolis (the “FRB”), and operates under the title of Citizens Community Bancorp, Inc. The Office of the Comptroller of the Currency (the “OCC”), is the primary federal regulator for the Bank. The consolidated income of the Company is principally derived from the income of the Bank, the Company’s wholly owned subsidiary, serving customers primarily in Wisconsin and Minnesota through 21 branch locations. Its primary markets include the Chippewa Valley Region in Wisconsin, Mankato and Twin Cities markets in Minnesota, and various rural communities around these areas. The Bank offers traditional community banking services to businesses, agricultural operators and consumers, including one-to-four family residential mortgages. The Bank is subject to competition from other financial institutions and non-financial institutions providing financial products. Additionally, the Bank is subject to the regulations of certain regulatory agencies and undergoes periodic examination by those regulatory agencies. In preparing these consolidated financial statements, we evaluated the events and transactions occurring subsequent to the balance sheet date of December 31, 2025, through the date on which the consolidated financial statements were available to be issued on March 5, 2026, for items that should potentially be recognized or disclosed in these consolidated financial statements. Unless otherwise stated herein, and except for share and per share amounts, all amounts are in thousands. Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant inter-company accounts and transactions have been eliminated. Use of Estimates—Preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, fair value of financial instruments, the allowance for credit losses, mortgage servicing rights, foreclosed and repossessed assets, valuation of intangible assets arising from acquisitions, useful lives for depreciation and amortization, valuation of goodwill and long-lived assets, stock based compensation, deferred tax assets, uncertain income tax positions and contingencies. Management does not anticipate any material changes to estimates made herein in the near term. Factors that may cause sensitivity to the aforementioned estimates include but are not limited to: those items described under the caption “Risk Factors” in Item 1A of the accompanying annual report on Form 10-K for the year ended December 31, 2025, and external market factors such as market interest rates and unemployment rates, changes to operating policies and procedures, and changes in applicable banking regulations. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the consolidated financial statements in any individual reporting period. Cash and Cash Equivalents—For purposes of reporting cash flows in the consolidated financial statements, cash and cash equivalents include cash, due from banks, and interest bearing deposits with original maturities of three months or less. Investment Securities; Available-for-sale and Held-to-Maturity – Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of the date of each balance sheet. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Investment securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized holding gains and losses being reported in other comprehensive income (loss), net of tax. Realized gains or losses on sales of available-for-sale securities 64 are calculated with the specific identification method and are included in the consolidated statements of operations under net realized gains on debt securities. Interest income includes amortization of purchase premium or accretion of purchase discount. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the estimated lives of the securities. Allowance for Credit Losses - Available-for-sale Securities - The Company measures the allowance for credit losses on available-for-sale debt securities by evaluating securities in an unrealized loss position using a two-step process. First, the Company assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost. If it is determined that the Company intends or will be required to sell the security, it is written down to its fair value as net gains or losses on investment securities in our consolidated statement of operations. For agency mortgage-backed and asset-backed securities that do not meet the criteria in step one, there are no expected credit losses as they are guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. For other debt securities that do not meet the criteria in step one, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and the allowance for credit losses on available-for-sale investments is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Allowance for Credit Losses - Held-to-Maturity Securities - The Company measures expected credit losses on held-to- maturity debt securities on a collective basis by major security type. For agency mortgage-backed securities there are no expected credit losses as they are guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. For other securities, the estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has elected to not measure an ACL on accrued interest on available-for-sale and held-to-maturity securities, as it would write off accrued interest in a timely manner if the related security was determined to have a credit loss. Accrued interest receivable on available-for-sale and held-to-maturity securities was $924 at December 31, 2025. The Company has no available-for-sale securities or held-to-maturity securities which it deems to have a credit loss at December 31, 2025. Equity investments - The Company is required to maintain an investment in Federal Agricultural Mortgage Corporation (“Farmer Mac”) equity securities. Farmer Mac equity securities are carried at their fair market value, which is readily determinable. Changes in fair value are recognized as net (losses) gains on equity securities in the consolidated statements of operations. Included in equity investments are preferred shares of a community development financial institution, which are carried at their fair market value. As no ready market exists for this investment, the Company utilizes significant unobservable inputs (Level 3 inputs) to determine fair value. We record the unrealized gains and losses resulting from changes in the fair value of this investment as net gains or losses on investment securities in our consolidated statements of operations. Also included in equity investments are the Company’s investments in a Volcker Rule-compliant Small Business Investment Company (SBIC) and an investment fund. The SBIC and investment fund meet the definition of investment companies, as defined in ASC 946, Financial Services - Investment Companies. These investments seek returns by investing in various small businesses and do not have redemption rights. Distributions from the investments will be received as the underlying investments, which generally have a life of 10 years, are liquidated or earlier distributions are made. We elected the practical expedient available in Topic 820, Fair Value Measurements, which permits the use of net asset value ("NAV") per share or equivalent to value investments in entities that are or are similar to investment companies. SBICs and investment funds report their investments at estimated fair value. We record the unrealized gains and losses resulting from changes in the fair value of these investments as gains or losses on equity securities in our consolidated statements of operations. The carrying value of these investments is equal to the capital account balance as provided by the investee and adjusted as necessary. Other investments - As a member of the Federal Reserve Bank (“FRB”) System and the Federal Home Loan Bank (“FHLB”) System, the Bank is required to maintain an investment in the capital stock of these entities. These securities are “restricted” in that they can only be sold back to the respective institutions or another member institution at par. Therefore, they are less liquid than other exchange traded equity securities. As no ready market exists for these stocks, and they have no quoted market value, these investments are carried at cost and periodically evaluated for impairment based on the ultimate recovery of par value. Cash dividends are reported as interest on investments in the consolidated statement of operations. 65

Also included in other investments is stock of our correspondent bank, Bankers’ Bank, without readily determinable fair value. This stock is carried at cost plus or minus changes resulting from observable price changes in orderly transactions for this stock, less impairment charges, if any. Management’s evaluation for impairment of these other investments includes consideration of the financial condition and other available relevant information of the issuer. Based on management’s quarterly evaluation, no impairment has been recorded on these securities. Other investments totaling $12,506 at December 31, 2025, consisted of $3,717 of FHLB stock, $5,726 of Federal Reserve Bank stock and $3,063 of Bankers’ Bank stock. Other investments totaling $12,500 at December 31, 2024, consisted of $3,865 of FHLB stock, $5,717 of Federal Reserve Bank stock and $2,918 of Bankers’ Bank stock. Loans receivable – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs. Interest income is accrued on the unpaid principal balance of these loans and is presented as a separate line item on the consolidated balance sheets. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method over the contractual life of the loan with no prepayments assumed. If the loan is prepaid, any unamortized net fee is recognized at that time. Late charge fees are recognized into income when collected. Interest income on commercial, mortgage and consumer loans is discontinued according to the following schedules: • Commercial/agricultural real estate loans past due 90 days or more; • Commercial and industrial/agricultural operating loans past due 90 days or more; • Closed end consumer installment loans past due 120 days or more; and • Residential mortgage loans and open ended consumer installment loans past due 180 days or more. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for a loan placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash basis or cost recovery method until qualifying for return to accrual status. Loans are returned to accrual status when the collectability of principal and interest is probable including when payments are made that bring the loan account current with the contractual term of the loan and a six month payment history has been established. Residential mortgage loans and open ended consumer installment loans are charged off to estimated net realizable value less estimated selling costs at the earlier of when (a) the loan is deemed by management to be uncollectible, or (b) the loan becomes past due 180 days or more. Closed ended consumer installment loans are charged off to net realizable value at the earlier of when (a) the loan is deemed by management to be uncollectible, or (b) the loan becomes past due 120 days or more. Commercial/agricultural real estate, commercial and industrial and agricultural operating loans are charged off to net realizable value at the earlier of when (a) the loan is deemed by management to be uncollectible, or (b) the loan becomes past due 90 days or more. Allowance for Credit Losses - Loans – The allowance for credit losses (“ACL”) on loans is a valuation allowance for current expected credit losses in the Company’s loan portfolio. Loan losses are charged against the ACL when management believes that the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the ACL. In determining the allowance, the company estimates credit losses over the loan’s entire contractual term, adjusted for expected prepayments when appropriate. The allowance estimate considers relevant available information from internal and external sources relating to historical loss experience; known and inherent risks in our portfolio; information about specific borrowers’ ability to repay; estimated collateral values; current economic conditions; reasonable and supportable forecasts for future conditions; and other relevant factors determined by management. To ensure that the ACL is maintained at an adequate level, a detailed analysis is performed on a quarterly basis and an appropriate provision is made to adjust the allowance. The entire ACL balance is available for any loan that, in management’s judgment, should be charged off. The determination of the ACL requires significant judgment to estimate credit losses. The ACL on loans is measured collectively on a pooled basis when similar risk characteristics exist, and on an individual basis when management determines that the loan does not share similar risk characteristics with other loans. The ACL on loans collectively evaluated is measured using the loss rate model. The Company categorizes its loan portfolio into four segments based on similar risk characteristics. Loans within each segment are pooled based on individual loan characteristics. Aggregated risk drivers are then calculated at a pool level. Risk drivers are identified attributes that have proven to be predictive of loan loss rates and vary based on loan segment and type. A loss rate is calculated and applied to the pool utilizing a model that combines the pool’s risk drivers, historical loss experience, and reasonable and supportable future economic forecasts to project lifetime losses. For commercial/ 66 agricultural real estate loans, the loss rate is then combined with the loans balance and contractual maturity, adjusted for expected prepayments, to determine expected future losses. Future and supportable economic forecasts are based on national economic conditions and their reversion to the mean is implicit in the model and generally occurs over a period of two years. For commercial and industrial/agricultural operating, residential, and consumer loans, the loss rate is then combined with the loans balance and contractual maturity, to determine expected future losses. Qualitative adjustments are made to the allowance calculated on collectively evaluated loans to incorporate factors not included in the model. Qualitative factors include but are not limited to, lending policies and procedures, the experience and ability of lending and other staff, the volume and severity of problem credits, quality of the loan review system, and other external factors. Loans that exhibit different risk characteristics from the pool are individually evaluated and not included in the collective evaluation. Loans can be identified for individual evaluation for a variety of reasons including delinquency, nonaccrual status, risk rating and loan modification. Accruing loans that exhibit different risk characteristics from their pool may also be within scope. On these loans, an allowance may be established so that the loan is reported, net, at the lower of (a) its amortized cost; (b) the present value of the loan’s estimated future cash flows using the loan’s existing rate; or (c) at the fair value of any loan collateral, less estimated disposal costs, if the loan is collateral dependent. Collateral dependency is determined using the practical expedient when: (1) the borrower is experiencing financial difficulty; and (2) repayment is expected to be provided substantially through the sale or operation of the collateral. However, if it is probable that the Company will foreclose on the collateral, the use of the fair value of the collateral to calculate the allowance for credit loss is required. The Company has elected to not measure an ACL on accrued interest as it writes off accrued interest in a timely manner. Accrued interest receivable on loans was $4,841 and $4,467 at December 31, 2025 and December 31, 2024, respectively. Allowance for Credit Losses - Unfunded Commitments – The ACL on unfunded commitments is a liability for credit losses on commitments to originate or fund loans, and standby letters of credit. It is included in “Other liabilities” on the consolidated balance sheets. Expected credit losses are estimated over the contractual period in which the Company is exposed to credit risk via a commitment that cannot be unconditionally canceled, adjusted for projected prepayments when appropriate. In addition, the estimate of the liability considers the likelihood that funding will occur. The ACL on unfunded commitments is adjusted through provision for credit losses on the consolidated statements of operations. Because the business processes and risks associated with unfunded commitments are essentially the same as loans, the Company uses the same process to estimate the liability. Loans Held for Sale — Loans held for sale are those loans the Company has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or fair value. Gains and losses on sales of loans are recognized at settlement dates, and are determined by the difference between the sales proceeds and the carrying value of the loans after allocating costs to servicing rights retained. Such gains and losses are included as non-interest income in the consolidated statement of operations. All sales are made without recourse. Interest rate lock commitments on mortgage loans to be funded and sold are valued at fair value, and are included in other assets or liabilities, if material. Transfers of financial assets—Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the entity, (2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and (3) the entity does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity. Mortgage Servicing Rights— Mortgage servicing rights (“MSR”) assets result as the Company sells loans to investors in the secondary market and retains the rights to service mortgage loans sold to others. MSR assets are initially measured at fair value; assessed for impairment at least annually; and carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value. MSR assets are amortized in proportion to and over the period of estimated net servicing income, with the amortization recorded as “Mortgage servicing rights expense, net” in non-interest expense in the consolidated statements of operations. The valuation of MSRs and related amortization, included in mortgage servicing rights expense in the consolidated statements of operations, thereon are based on numerous factors, assumptions and judgments, such as those for: changes in the mix of loans, interest rates, prepayment speeds, and default rates. Changes in these factors, assumptions and judgments may have a material effect on the valuation and amortization of MSRs. Although management believes that the assumptions used to evaluate the MSRs for impairment are reasonable, future adjustment may be necessary if future economic conditions differ substantially from the economic assumptions used to determine the value of MSRs. 67

Servicing fee income, which is reported on the consolidated statements of operations in non-interest income as loan servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal; or a fixed amount per loan and are recorded as income when earned. Office Properties and Equipment—Premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated using the straight-line (or accelerated) method with useful lives based on the lesser of (a) the estimated life of the lease, or (b) the estimated useful life of the leasehold improvement. Depreciation expense is included in non-interest expense on the consolidated statements of operations. Goodwill and other intangible assets—The Company accounts for goodwill and other intangible assets in accordance with ASC Topic 350, “Intangibles - Goodwill and Other.” The Company records the excess of the cost of acquired entities over the fair value of identifiable tangible and intangible assets acquired, less liabilities assumed, as goodwill. The Company amortizes acquired intangible assets, primarily Core Deposit Intangibles (CDI) with definite useful economic lives over their useful economic lives originally ranging from 72 to 111 months utilizing the straight-line method. On a periodic basis, management assesses whether events or changes in circumstances indicate that the carrying amounts of the intangible assets may be impaired. Goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit is defined as any distinct, separately identifiable component of the Company’s one operating segment for which complete, discrete financial information is available and reviewed regularly by the segment’s management. The Company has one reporting unit as of December 31, 2025, which is related to its banking activities. The impairment testing process is conducted by assigning net assets and goodwill to the Company’s reporting unit. An initial qualitative evaluation is made to assess the likelihood of impairment and determine whether further quantitative testing to calculate the fair value is necessary. When the qualitative evaluation indicates that impairment is more likely than not, quantitative testing is required whereby the fair value of the Company’s reporting unit is calculated and compared to the recorded book value, “step one.” If the calculated fair value of the Company’s reporting unit exceeds its carrying value, goodwill is not considered impaired and “step two” is not considered necessary. If the carrying value of the company’s reporting unit exceeds its calculated fair value, the impairment test continues (“step two”) by comparing the carrying value of the Company’s reporting unit’s goodwill to the implied fair value of goodwill. An impairment charge is recognized if the carrying value of goodwill exceeds the implied fair value of goodwill. The Company has performed the required annual goodwill impairment test and has determined that goodwill was not impaired as of October 31, 2025, and no circumstances arose after October 31, 2025, that indicated impairment existed at December 31, 2025, per the quarterly analysis. See Note 6 for additional information on goodwill and other intangible assets. Foreclosed and Repossessed Assets – Assets acquired through foreclosure or repossession are initially recorded at fair value, less estimated costs to sell, which establishes a new cost basis. If the fair value declines subsequent to foreclosure or repossession, a write-down is recorded through expense. Costs incurred after acquisition are expensed and are included in non- interest expense, other in the consolidated statements of operations. Bank Owned Life Insurance (BOLI)—The Bank invests in bank-owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a select group of employees. The Bank is the owner and beneficiary of the policies. Income from the increase in cash surrender value of the policies as well as the receipt of death benefits is included in non-interest income on the consolidated statements of operations. New Markets Tax Credits - As a part of its commitment to the communities it serves, in the first quarter of 2022 and the third quarter of 2024, the Company made investments in LLC’s that are sponsoring community development projects that have been awarded New Markets Tax Credits (“NMTC”) through the U.S. Department of the Treasury’s Community Development Financial Institutions Fund. These investments are Community Reinvestment Act eligible and are designed to generate a return primarily through the realization of the tax credit. These LLC’s are considered a Variable Interest Entity (VIE) as the Company represents the holder of the equity investment at risk. However, the Company does not have the ability to direct the activities that most significantly affect the performance of the LLC. As such, the Company is not the primary beneficiary of the VIE and the LLC’s have not been consolidated. With the adoption of ASU 2023-02 on January 1, 2023, the investments are accounted for using the proportional amortization method, which requires amortizing the investment in the period of and in proportion to the recognition of the related tax credit. Amortization of the investment is included in provision for income taxes and the utilization of the tax credit is recorded as a reduction in provision for income taxes. Prior to the adoption of ASU 2023-02, the investment was accounted for using the equity method of accounting and was amortized through non-interest expense. 68

As of December 31, 2025, the carrying amount of this investment, which is included in other assets in the consolidated balance sheets, was $7,707. The risk of loss with this investment is limited to its carrying value and is tied to its ability to operate in compliance with the rules and regulations necessary for the qualification of the tax credit generated by the investment. As of December 31, 2025, there were no known instances of noncompliance associated with the investment. Leases - We determine if an arrangement is a lease at inception. All of our existing leases have been determined to be operating leases under ASC 842. Right-of-use (“ROU”) assets are included in other assets in our consolidated balance sheets. Operating lease liabilities are included in other liabilities in our consolidated balance sheets. Lease expense is included in non- interest expense, “Occupancy” in the consolidated statements of operations. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date, based on the present value of lease payments over the lease term. As none of our existing leases provide an implicit rate, we use our incremental borrowing rate, based on information available at commencement date, in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease, when it is reasonably certain that we will exercise that option. Lease expense is recognized based on the total contractually required lease payments, over the term of the lease, on a straight- line basis. Some of the Bank’s leases require it to make variable payments for the Bank’s share of property taxes, insurance, common area maintenance and other costs. These variable costs are recognized when incurred and are also included in lease expense. Federal Hold Loan Bank (“FHLB”) advances - For cash flow purposes short-term FHLB advances are disclosed net with original maturities of three months or less. Debt and equity issuance costs—Debt issuance costs, which consist primarily of fees paid to note lenders, are deferred and included in other borrowings in the consolidated balance sheets. Debt issuance costs that originated in 2020 and thereafter, are amortized through the first Company call option date of the corresponding debt, as a component of interest expense on other borrowed funds in the consolidated statements of operations. Senior note debt issuance costs, are amortized over the contractual term of the corresponding debt, as a component of interest expense on other borrowed funds in the consolidated statements of operations. Specific costs associated with the issuance of shares of the Company’s common or preferred stock are netted against proceeds and recorded in stockholders’ equity, as additional paid in capital, on the consolidated balance sheets, in the period of the share issuance. Share-Based Compensation—The Company may grant restricted stock awards and other stock-based awards to plan participants, subject to forfeiture upon the occurrence of certain events until the dates specified in the participant’s award agreement. The Company accounts for forfeitures as they occur. Forfeited restricted shares are canceled and returned to authorized and unissued shares. While time based restricted shares are subject to forfeiture, time based restricted stock award participants may exercise full voting rights and will receive all dividends and other distributions paid with respect to the restricted shares. The time based restricted shares granted under the 2018 Equity Incentive Plan are subject to a three-year vesting period. Compensation expense for time based restricted stock is recognized over the requisite service period of three years for the entire award on a straight-line basis. Performance based restricted shares are earned over a three-year period based on Board approved performance metrics and expense is recorded based on expected shares vesting. The performance based restricted stock award participants do not have voting rights and do not receive dividends or other distributions paid with respect to the performance based restricted shares. Upon vesting of restricted stock, the benefit of tax deductions in excess of recognized compensation expense is reflected as an income tax benefit in the Consolidated Statements of Operations. Advertising, Marketing and Public Relations Expense—The Company expenses all advertising, marketing and public relations costs as they are incurred. Income Taxes – The Company accounts for income taxes in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes.” Under this guidance, deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The Company regularly reviews the carrying amount of its net deferred tax assets to determine if the establishment of a valuation allowance is necessary. If based on the available evidence, it is more likely than not that all or a portion of the Company’s net deferred tax assets will not be realized in future periods, a deferred tax valuation allowance would be established. Consideration is given to various positive and negative factors that could affect the realization of the deferred tax 69 assets. In evaluating this available evidence, management considers, among other things, historical performance, expectations of future earnings, the ability to carry back losses to recoup taxes previously paid, the length of statutory carry forward periods, any experience with utilization of operating loss and tax credit carry forwards not expiring, tax planning strategies and timing of reversals of temporary differences. Significant judgment is required in assessing future earnings trends and the timing of reversals of temporary differences. Accordingly, the Company’s evaluation is based on current tax laws as well as management’s expectations of future performance. The Company’s effective tax rates were 17.3% and 21.2% for the twelve months ended December 31, 2025 and December 31, 2024, respectively. The Wisconsin state budget, signed July 5, 2023, effective January 1, 2023, made originated loans in Wisconsin for business purposes up to $5,000 non-taxable. This resulted in a lower effective tax rate resulting in a one- time tax expense of $1,828 in the period ended September 30, 2023, as the impact of the resulting lower incremental tax rate decreased the estimated future realization of an existing deferred tax asset resulting in a valuation allowance. Revenue Recognition - The Company’s primary source of revenue is interest income from interest earning assets, which is recognized on the accrual basis of accounting using the effective interest method. The recognition of revenues from interest earning assets is based upon formulas from underlying loan agreements, securities contracts or other similar contracts. The Company accounts for revenue from contracts with customers in accordance with ASC Topic 606, “Revenue from Contracts with Customers.” Topic 606 provides that revenue from contracts with customers be recognized when performance obligations under the terms of a contract are satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing service. The Company does not have any materially significant payment terms as payment is received shortly after the satisfaction of the performance obligation. The statement of operations line items recognized under the scope of Topic 606 are as follows: Service charges on deposit accounts - Service charges on accounts consist of monthly service fees, transaction-based fees, overdraft fees and other deposit account related fees. The Company’s performance obligation for monthly services fees is generally satisfied over the period in which the service is provided. Revenue for these monthly fees is recognized during the service period. Other deposit account related fees are largely transactional based, and therefore, the Company’s performance obligation is satisfied at the time the service is provided. Payment for service charges on deposit accounts are primarily received immediately or in the following month through a direct charge to a customer’s account. Interchange income - The Company earns interchange fees when cardholder debit card transactions are processed through card association networks. The interchange rates are generally set by the card association based upon purchase volumes and other factors. Interchange fees represent a percentage of the underlying transaction value. The Company has a continuous contract, based on customary business practices, with the card association networks to make funds available for settlement of card transactions. The Company’s performance obligation is satisfied over time as it makes funds available, and the related income is recognized when received. Gain (loss) on repossessed assets - The Company records a gain or loss from the sale of repossessed assets, when control of the property or asset transfers to the buyer, which generally occurs at the time of an executed deed or sales agreement. When the company finances the sale of repossessed assets to a buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the repossessed asset is derecognized and the gain or loss on sale is recorded upon transfer of control of the property to the buyer. In determining the gain on sale or loss on the sale, the Company adjusts the transaction price and related gain or loss on sale if a significant financing component is present. Non-interest income outside of the scope of Revenue from Contracts with Customers, Topic 606 is recognized on the accrual basis of accounting as services are provided or as transactions occur. Non-interest income outside of the scope of Topic 606 includes mortgage banking activities, loan fees and service charges, net gains (losses) on investment securities, and other, which is primarily made up of BOLI related income. Earnings Per Share – Basic earnings per common share is net income or loss divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable during the period, consisting of stock options outstanding under the Company’s stock incentive plans that have an exercise price that is less than the Company’s stock price on the reporting date. Loss Contingencies—Loss contingencies, including claims and legal actions arising in the normal course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount of loss can be reasonably estimated. Off-Balance-Sheet Financial Instruments—In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and commitments under lines of credit arrangements, 70 issued to meet customer financial needs. Such financial instruments are recorded in the financial statements when they become payable. See Note 11, “Commitments and Contingencies” in Notes to Consolidated Financial Statements. Derivatives--Rate-lock Commitments and Forward Sale Agreements —The Company enters into commitments to originate loans, whereby the interest rate on the loan is determined prior to funding (rate-lock commitment). Rate-lock commitments on mortgage loans held for sale are derivative instruments. If material, derivative instruments are carried on the consolidated balance sheets at fair value, and changes in the fair value thereof are recognized in the consolidated statements of operations. The Company originates single-family residential loans for sale, pursuant to programs primarily with the Federal Home Loan Mortgage Corporation (FHLMC) and other similar third parties. In connection with these programs, at the time the Company initially issues a loan commitment, it does not lock in a specific interest rate. At the time the interest rate is locked in by the borrower, the Company concurrently enters into a forward loan sale agreement with the prospective loan purchaser, at a specific price, in order to manage the interest rate risk inherent to the rate-lock commitment. The forward sale agreement also meets the definition of a derivative instrument. Any change in the fair value of the loan commitment after the borrower locks in the interest rate is substantially offset by the corresponding change in the fair value of the forward loan sale agreement related to such loan. The period from the time the borrower locks in the interest rate, to the time the Company funds the loan and sells the loan to a third party varies, and could be up to 90 days. The fair value of each instrument will rise and fall in response to changes in market interest rates, subsequent to the dates the interest rate locks and forward sale agreements are entered into. In the event that interest rates rise after the Company enters into an interest rate lock, the fair value of the loan commitment will decline. However, the fair value of the forward loan sale agreement related to such loan commitment should increase by substantially the same amount, effectively eliminating the Company’s interest rate and price risks. At December 31, 2025, the Company had $5,456 of loan commitments outstanding related to loans being originated for sale, all of which were subject to interest rate lock commitments and corresponding forward loan sale agreements, as described above. The net fair values of outstanding interest rate-lock commitments and forward sale agreements were considered immaterial to the Company’s consolidated financial statements as of December 31, 2025. Common Stock Repurchased-The Company is incorporated in Maryland. Under Maryland Law, shares repurchased are canceled and returned to authorized and unissued shares and recorded as a reduction of each of the applicable captions within stockholders’ equity on the consolidated balance sheets and consolidated statement of changes in stockholders’ equity. Other Comprehensive Income —Accumulated and other comprehensive income or loss is comprised of the unrealized and realized gains and losses on securities available-for-sale, net of tax, and is shown on the accompanying consolidated statements of comprehensive (loss) income. Operating Segments—The Chief Operating Decision Maker regularly reviews consolidated financial statements, as well as detailed revenue and net interest income and expense results in order to assess the Company’s performance and allocate resources. While the Chief Operating Decision Maker monitors the revenue streams of the various banking products and services, financial performance is evaluated and resource allocation decisions are made on a Company-wide basis. Accordingly, all of the Company’s banking operations are considered by the Chief Operating Decision Maker to be the Company’s sole reportable operating segment. Reclassifications—Certain items previously reported were reclassified for consistency with the current presentation. Recent Accounting Pronouncements—The Financial Accounting Standards Board (FASB) issues Accounting Standards Updates (ASUs) to the FASB Accounting Standards Codification (ASC). This section provides a summary description of recent ASUs that have significant implications (elected or required) within the consolidated financial statements, or that management expects may have a significant impact on financial statements issued in the near future. Recent Accounting Pronouncements—Adopted ASU 2023-09, Income Taxes – Improvements to Income Tax Disclosures – This ASU, issued in December 2023, became effective for fiscal years beginning after December 15, 2024. This update requires expanded income tax-related note disclosures. The Company adopted all applicable disclosure requirements set forth in the update in the notes to its financial statements as of and for the year ended December 31, 2025, on a prospective basis, with no material impact on the Company’s financial condition or results of operations. Recently Issued, But Not Yet Effective Accounting Pronouncements 71

ASU 2024-03, Income Statement, Reporting of Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses—This ASU, issued in November 2024, is effective for fiscal years beginning after December 15, 2027, and interim periods therein, with early adoption permitted. This ASU requires more detailed note disclosure about the types of expenses in commonly presented expense captions. The Company is currently evaluating the impact of these new disclosure requirements. ASU 2025-08, Financial Instruments—Credit Losses (Topic 326); Purchased Loans—This ASU, issued in November, 2025, is effective for fiscal years beginning after December 15, 2026 and interim periods within those annual reporting periods, with early adoption permitted. The update requires purchased seasoned loans to be accounted for using the gross-up approach, enhancing comparability and consistency in the accounting of acquired financial assets. The gross-up approach requires recognition of an allowance for credit losses for the estimated credit losses at the acquisition date, with an offsetting “gross up” to the purchase price of the acquired financial asset. The Company is currently evaluating the potential impact of this update. 72

NOTE 2 – INVESTMENT SECURITIES The amortized cost, estimated fair value and related unrealized gains and losses on securities available-for-sale and unrecognized gains and losses on securities held-to-maturity as of December 31, 2025 and December 31, 2024, respectively, were as follows: Available-for-sale securities Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Estimated Fair Value December 31, 2025 U.S. government agency obligations $ 10,811 $ 15 $ 53 $ 10,773 Mortgage-backed securities 82,264 — 15,580 66,684 Corporate debt securities 42,394 152 1,864 40,682 Student loan asset-backed securities 16,149 10 195 15,964 Total available-for-sale securities $ 151,618 $ 177 $ 17,692 $ 134,103 December 31, 2024 U.S. government agency obligations $ 13,853 $ 28 $ 128 $ 13,753 Mortgage-backed securities 87,762 — 19,376 68,386 Corporate debt securities 44,931 111 3,326 41,716 Student loan asset-backed securities 19,058 43 105 18,996 Total available-for-sale securities $ 165,604 $ 182 $ 22,935 $ 142,851 Held-to-maturity securities Amortized Cost Gross Unrecognized Gains Gross Unrecognized Losses Estimated Fair Value December 31, 2025 Obligations of states and political subdivisions $ 400 $ — $ 12 $ 388 Mortgage-backed securities 79,810 6 16,087 63,729 Total held-to-maturity securities $ 80,210 $ 6 $ 16,099 $ 64,117 December 31, 2024 Obligations of states and political subdivisions $ 500 $ — $ 22 $ 478 Mortgage-backed securities 85,004 4 19,864 65,144 Total held-to-maturity securities $ 85,504 $ 4 $ 19,886 $ 65,622 At December 31, 2025, the Bank has pledged certain of its mortgage-backed securities with a carrying value of $32,056 as collateral to secure a line of credit with the Federal Reserve Bank. As of December 31, 2025, there were no borrowings outstanding on this Federal Reserve Bank line of credit. As of December 31, 2025, the Bank has pledged certain of its U.S. Government Agency securities with a carrying value of $213 and mortgage-backed securities with a carrying value of $1,790 as collateral against specific municipal deposits. As of December 31, 2025, the Bank also has mortgage-backed securities with a carrying value of $401 pledged as collateral to the Federal Home Loan Bank of Des Moines. At December 31, 2024, the Bank has pledged certain of its mortgage-backed securities with a carrying value of $33,994 as collateral to secure a line of credit with the Federal Reserve Bank. As of December 31, 2024, there were no borrowings outstanding on this Federal Reserve Bank line of credit. As of December 31, 2024, the Bank has pledged certain of its U.S. Government Agency securities with a carrying value of $339 and mortgage-backed securities with a carrying value of $1,766 as collateral against specific municipal deposits. As of December 31, 2024, the Bank also has mortgage-backed securities with a carrying value of $506 pledged as collateral to the Federal Home Loan Bank of Des Moines. There were no sales of available-for-sale securities for the twelve-month periods ended December 31, 2025 and December 31, 2024, respectively. In June 2024, senior debt of a community development financial institution, classified as available-for-sale securities with a carrying value of $2,082, was exchanged for preferred equity of the financial institution’s operating subsidiary. The exchange resulted in the recognition of $168 of unrealized losses on available-for-sale securities, previously included in other comprehensive income, as well as an additional $270 loss, for a total loss of $438. This total loss of $438 was recognized on the June 30, 2024, consolidated statement of operations as net losses on equity securities. 73

The estimated fair value of available-for-sale securities at December 31, 2025 and December 31, 2024, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Expected maturities may differ from contractual maturities on certain securities due to the call feature. Securities not due at a single maturity date are shown separately. December 31, 2025 December 31, 2024 Available-for-sale securities Amortized Cost Estimated Fair Value Amortized Cost Estimated Fair Value Due in one year or less $ 2,013 $ 2,006 $ 4,526 $ 4,487 Due after one year through five years 8,533 8,574 8,652 8,715 Due after five years through ten years 38,403 36,617 41,380 38,033 Due after ten years 20,405 20,222 23,284 23,230 Total securities with contractual maturities 69,354 67,419 77,842 74,465 Mortgage-backed securities 82,264 66,684 87,762 68,386 Total available-for-sale securities $ 151,618 $ 134,103 $ 165,604 $ 142,851 December 31, 2025 December 31, 2024 Held-to-maturity securities Amortized Cost Estimated Fair Value Amortized Cost Estimated Fair Value Due in one year or less $ 100 $ 100 $ 100 $ 100 Due after one year through five years 300 288 400 378 Due after five years through ten years — — — — Total securities with contractual maturities 400 388 500 478 Mortgage-backed securities 79,810 63,729 85,004 65,144 Total held-to-maturity securities $ 80,210 $ 64,117 $ 85,504 $ 65,622 74

Securities with unrealized losses for which an allowance for credit losses has not been recorded at December 31, 2025 and December 31, 2024, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	Less than 12 Months		12 Months or More		Total	
Available-for-sale securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2025						
U.S. government agency obligations	$ 1,275	$ 4	$ 5,997	$ 49	$ 7,272	$ 53
Mortgage-backed securities	—	—	66,684	15,580	66,684	15,580
Corporate debt securities	2,075	48	25,134	1,816	27,209	1,864
Student loan asset-backed securities	4,308	13	10,783	182	15,091	195
Total	$ 7,658	$ 65	$ 108,598	$ 17,627	$ 116,256	$ 17,692
December 31, 2024						
U.S. government agency obligations	$ 5,472	$ 25	$ 3,334	$ 103	$ 8,806	$ 128
Mortgage-backed securities	2,732	112	65,654	19,264	68,386	19,376
Corporate debt securities	—	—	36,806	3,326	36,806	3,326
Student loan asset-backed securities	939	1	12,210	104	13,149	105
Total	$ 9,143	$ 138	$ 118,004	$ 22,797	$ 127,147	$ 22,935

At December 31, 2025 and December 31, 2024, no ACL was established for available-for-sale securities. Unrealized losses on available-for-sale investment securities have not been recognized into income because the issuers' bonds are agency backed securities or other securities that all principal and interest is expected to be received on a timely basis. Furthermore, the Company does not intend to sell, and it is likely that management will not be required to sell, the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The issuers continue to make timely principal and interest payments on their bonds.

At December 31, 2025 and December 31, 2024, no ACL was established for held-to-maturity securities based on the composition of the securities portfolio.

All of our available-for-sale and held-to-maturity investment securities are investment grade securities at December 31, 2025 and December 31, 2024.

75

NOTE 3 – LOANS, ALLOWANCE FOR CREDIT LOSSES Portfolio Segments: Commercial and agricultural real estate loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Management examines current and projected cash flows to determine the ability of the borrower to repay its obligations as agreed. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The level of owner-occupied property versus non-owner-occupied property are tracked and monitored on a regular basis. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Loan- to-value ratios on loans secured by farmland generally do not exceed 75%. Commercial and industrial (“C&I”) loans are primarily underwritten based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. These cash flows, however, may not be as expected and the value of collateral securing the loans may fluctuate. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee. Agricultural operating loans are generally comprised of term loans to fund the purchase of equipment, livestock and seasonal operating lines. Operating lines are typically written for one year and secured by the crop and other farm assets or other business assets, as considered necessary. Agricultural loans carry significant credit risks as they may involve larger balances concentrated with single borrowers or groups of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan or for which an operating loan is utilized. Farming operations may be affected by adverse weather conditions such as drought, hail or floods that can severely limit crop yields. Residential mortgage loans are collateralized by primary and secondary positions on real estate and are underwritten primarily based on borrower’s documented income, credit scores, and collateral values. Under consumer home equity loan guidelines, the borrower will be approved for a loan based on a percentage of their home’s appraised value less the balance owed on the existing first mortgage. Credit risk is minimized within the residential mortgage portfolio due to relatively small loan account balances spread across many individual borrowers. Management evaluates trends in past due loans and current economic factors such as the housing price index on a regular basis. Consumer installment loans are comprised of other consumer loans secured primarily by automobiles and other personal assets and originated indirect paper loans secured primarily by boats and recreational vehicles. Consumer loan underwriting terms often depend on the collateral type, debt to income ratio and the borrower’s creditworthiness as evidenced by their credit score. In the event of a consumer installment loan default, collateral value alone may not provide an adequate source of repayment of the outstanding loan balance. This shortage is a result of the greater likelihood of damage, loss and depreciation for consumer based collateral. 76

Loans are stated at the principal amount outstanding net of unearned net deferred fees and costs and loans in process, unearned discounts on acquired loans, and allowance for credit losses (“ACL”). Unearned net deferred fees and costs includes deferred loan origination fees reduced by loan origination costs and is amortized to interest income over the life of the related loan using methods that approximated the effective interest rate method. Interest on substantially all loans is credited to income based on the principal amount outstanding. A summary of loans at December 31, 2025, and December 31, 2024, follows: December 31, 2025 December 31, 2024 Amortized Cost % of Total Amortized Cost % of Total Commercial/Agricultural real estate: Commercial real estate $ 681,646 50.9% $ 707,009 51.7 % Agricultural real estate 69,042 5.1% 72,738 5.3 % Multi-family real estate 245,491 18.3% 220,706 16.1 % Construction and land development 75,399 5.6% 78,146 5.7 % Commercial/Agricultural operating: Commercial and industrial 105,756 7.9% 115,535 8.4 % Agricultural operating 33,364 2.5% 31,017 2.3 % Residential mortgage: Residential mortgage 121,666 9.1% 131,892 9.6 % Purchased HELOC loans 1,739 0.1% 2,956 0.2 % Consumer installment: Originated indirect paper 2,225 0.2% 3,970 0.3 % Other consumer 3,997 0.3% 5,012 0.4 % Total loans receivable $ 1,340,325 100% $ 1,368,981 100 % Less Allowance for credit losses (22,401) (20,549) Net loans receivable $ 1,317,924 $ 1,348,432 77

Credit Quality/Risk Ratings: Management utilizes a numeric risk rating system to identify and quantify the Bank’s risk of loss within its loan portfolio. Ratings are initially assigned prior to funding the loan, and may be changed at any time as circumstances warrant. Ratings range from the highest to lowest quality based on factors that include measurements of ability to pay, collateral type and value, borrower stability and management experience. The Bank’s loan portfolio ratings are presented below in accordance with the risk rating framework that has been commonly adopted by the federal banking agencies. The definitions of the various risk rating categories are as follows: 1 through 4 - Pass. A “Pass” loan means that the condition of the borrower and the performance of the loan is satisfactory or better. 5 - Watch. A “Watch” loan has clearly identifiable developing weaknesses that deserve additional attention from management. Weaknesses that are not corrected or mitigated, may jeopardize the ability of the borrower to repay the loan in the future. 6 - Special Mention. A “Special Mention” loan has one or more potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution’s credit position in the future. 7 - Substandard. A “Substandard” loan is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. Assets classified as substandard must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. 8 - Doubtful. A “Doubtful” loan has all the weaknesses inherent in a Substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. 9 - Loss. Loans classified as “Loss” are considered uncollectible, and their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, and a partial recovery may occur in the future. As of December 31, 2025, and December 31, 2024, there were no loans classified as doubtful with a risk rating of 8 and no loans classified as loss with a risk rating of 9. Residential and consumer loans are typically not rated until they are past due 90 days at month-end which is why they are classified as pass graded 1 - 5 and once 90 days past due at month-end or nonaccrual, get assigned a grade 7. 78

Below is a summary of the amortized cost of loans summarized by class, credit quality risk rating and year of origination as of December 31, 2025, and gross charge-offs for the twelve months ended December 31, 2025:

	Amortized Cost Basis by Origination Year								
	2025	2024	2023	2022	2021	Prior	Revolving	Revolving to Term	Total
Commercial/Agricultural real estate:									
Commercial real estate									
Risk rating 1 to 5	$ 74,334	$ 48,318	$ 70,001	$ 92,337	$ 180,767	$ 176,626	$ 10,920	$ —	$ 653,303
Risk rating 6	—	775	1,513	6,836	7,053	3,459	24	—	19,660
Risk rating 7	—	164	1,516	1,059	1,952	3,992	—	—	8,683
Total	$ 74,334	$ 49,257	$ 73,030	$ 100,232	$ 189,772	$ 184,077	$ 10,944	$ —	$ 681,646
Current period gross charge-offs	$ —	$ —	$ —	$ 51	$ —	$ —	$ —	$ —	$ 51
Agricultural real estate									
Risk rating 1 to 5	$ 18,677	$ 2,403	$ 6,052	$ 16,064	$ 9,234	$ 14,711	$ 518	$ —	$ 67,659
Risk rating 6	780	—	—	—	—	139	—	—	919
Risk rating 7	—	—	192	—	—	272	—	—	464
Total	$ 19,457	$ 2,403	$ 6,244	$ 16,064	$ 9,234	$ 15,122	$ 518	$ —	$ 69,042
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multi-family real estate									
Risk rating 1 to 5	$ 25,772	$ 6,688	$ 20,719	$ 55,742	$ 85,892	$ 41,297	$ 411	$ —	$ 236,521
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	—	—	8,970	—	—	—	8,970
Total	$ 25,772	$ 6,688	$ 20,719	$ 55,742	$ 94,862	$ 41,297	$ 411	$ —	$ 245,491
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land development									
Risk rating 1 to 5	$ 44,202	$ 7,722	$ 12,952	$ 8,949	$ 255	$ 1,084	$ 178	$ —	$ 75,342
Risk rating 6	—	—	—	—	—	—	57	—	57
Risk rating 7	—	—	—	—	—	—	—	—	—
Total	$ 44,202	$ 7,722	$ 12,952	$ 8,949	$ 255	$ 1,084	$ 235	$ —	$ 75,399
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial/Agricultural operating:									
Commercial and industrial									
Risk rating 1 to 5	$ 14,210	$ 15,418	$ 7,815	$ 18,357	$ 7,781	$ 8,097	$ 24,870	$ —	$ 96,548
Risk rating 6	219	223	1,458	3,268	487	122	899	—	6,676
Risk rating 7	—	612	274	734	360	—	552	—	2,532
Total	$ 14,429	$ 16,253	$ 9,547	$ 22,359	$ 8,628	$ 8,219	$ 26,321	$ —	$ 105,756
Current period gross charge-offs	$ —	$ —	$ 36	$ 23	$ —	$ —	$ 35	$ —	$ 94
Agricultural operating									
Risk rating 1 to 5	$ 4,880	$ 1,056	$ 2,355	$ 2,155	$ 279	$ 898	$ 21,602	$ —	$ 33,225
Risk rating 6	—	—	—	—	—	—	139	—	139
Risk rating 7	—	—	—	—	—	—	—	—	—
Total	$ 4,880	$ 1,056	$ 2,355	$ 2,155	$ 279	$ 898	$ 21,741	$ —	$ 33,364
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

79

Continued	Amortized Cost Basis by Origination Year								
	2025	2024	2023	2022	2021	Prior	Revolving	Revolving to Term	Total
Residential mortgage:									
Residential mortgage									
Risk rating 1 to 5	$ 11,089	$ 7,971	$ 23,556	$ 27,863	$ 6,666	$ 26,112	$ 16,334	$ —	$ 119,591
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	—	—	133	1,842	100	—	2,075
Total	$ 11,089	$ 7,971	$ 23,556	$ 27,863	$ 6,799	$ 27,954	$ 16,434	$ —	$ 121,666
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Purchased HELOC loans									
Risk rating 1 to 5	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,622	$ —	$ 1,622
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	—	—	—	—	117	—	117
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,739	$ —	$ 1,739
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer installment:									
Originated indirect paper									
Risk rating 1 to 5	$ —	$ —	$ —	$ —	$ —	$ 2,197	$ —	$ —	$ 2,197
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	—	—	—	28	—	—	28
Total	$ —	$ —	$ —	$ —	$ —	$ 2,225	$ —	$ —	$ 2,225
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 2	$ —	$ —	$ 2
Other consumer									
Risk rating 1 to 5	$ 1,347	$ 784	$ 658	$ 395	$ 174	$ 109	$ 528	$ —	$ 3,995
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	1	—	—	—	—	1	—	2
Total	$ 1,347	$ 785	$ 658	$ 395	$ 174	$ 109	$ 529	$ —	$ 3,997
Current period gross charge-offs	$ —	$ 5	$ 10	$ —	$ —	$ 1	$ 4	$ —	$ 20
Total loans receivable	$ 195,510	$ 92,135	$ 149,061	$ 233,759	$ 310,003	$ 280,985	$ 78,872	$ —	$1,340,325
Total current period gross charge-offs	$ —	$ 5	$ 46	$ 74	$ —	$ 3	$ 39	$ —	$ 167

80

Below is a summary of the amortized cost of loans summarized by class, credit quality risk rating and year of origination as of December 31, 2024, and gross charge-offs for the twelve months ended December 31, 2024:

	Amortized Cost Basis by Origination Year								
	2024	2023	2022	2021	2020	Prior	Revolving	Revolving to Term	Total
Commercial/Agricultural real estate:									
Commercial real estate									
Risk rating 1 to 5	$ 49,580	$ 76,381	$ 123,806	$ 207,155	$ 89,539	$ 141,264	$ 7,669	$ —	$ 695,394
Risk rating 6	173	1,406	2,238	138	—	—	—	—	3,955
Risk rating 7	—	—	553	2,445	214	4,448	—	—	7,660
Total	$ 49,753	$ 77,787	$ 126,597	$ 209,738	$ 89,753	$ 145,712	$ 7,669	$ —	$ 707,009
Current period gross charge-offs	$ —	$ —	$ —	$ 39	$ —	$ —	$ —	$ —	$ 39
Agricultural real estate									
Risk rating 1 to 5	$ 3,556	$ 10,870	$ 17,160	$ 10,098	$ 7,335	$ 16,642	$ 715	$ —	$ 66,376
Risk rating 6	—	—	—	—	—	140	—	—	140
Risk rating 7	—	202	477	5,102	—	441	—	—	6,222
Total	$ 3,556	$ 11,072	$ 17,637	$ 15,200	$ 7,335	$ 17,223	$ 715	$ —	$ 72,738
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multi-family real estate									
Risk rating 1 to 5	$ 8,777	$ 7,790	$ 40,426	$ 101,213	$ 43,115	$ 19,005	$ 380	$ —	$ 220,706
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	—	—	—	—	—	—	—
Total	$ 8,777	$ 7,790	$ 40,426	$ 101,213	$ 43,115	$ 19,005	$ 380	$ —	$ 220,706
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land development									
Risk rating 1 to 5	$ 23,832	$ 25,102	$ 10,186	$ 346	$ 1,297	$ 868	$ 16,412	$ —	$ 78,043
Risk rating 6	—	—	—	—	—	103	—	—	103
Risk rating 7	—	—	—	—	—	—	—	—	—
Total	$ 23,832	$ 25,102	$ 10,186	$ 346	$ 1,297	$ 971	$ 16,412	$ —	$ 78,146
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial/Agricultural operating:									
Commercial and industrial									
Risk rating 1 to 5	$ 17,599	$ 13,049	$ 28,343	$ 13,629	$ 8,787	$ 4,197	$ 24,809	$ —	$ 110,413
Risk rating 6	—	—	3,062	13	—	—	292	626	3,993
Risk rating 7	—	500	74	401	—	—	154	—	1,129
Total	$ 17,599	$ 13,549	$ 31,479	$ 14,043	$ 8,787	$ 4,197	$ 25,255	$ 626	$ 115,535
Current period gross charge-offs	$ —	$ 131	$ 7	$ —	$ 5	$ —	$ —	$ —	$ 143
Agricultural operating									
Risk rating 1 to 5	$ 3,373	$ 3,062	$ 3,144	$ 563	$ 198	$ 1,884	$ 17,609	$ —	$ 29,833
Risk rating 6	—	49	—	37	240	—	65	—	391
Risk rating 7	—	—	473	320	—	—	—	—	793
Total	$ 3,373	$ 3,111	$ 3,617	$ 920	$ 438	$ 1,884	$ 17,674	$ —	$ 31,017
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

81

Continued	Amortized Cost Basis by Origination Year								
	2024	2023	2022	2021	2020	Prior	Revolving	Revolving to Term	Total
Residential mortgage:									
Residential mortgage									
Risk rating 1 to 5	$ 13,400	$ 28,598	$ 30,386	$ 7,369	$ 2,141	$ 30,004	$ 17,349	$ —	$ 129,247
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	130	—	—	2,507	8	—	2,645
Total	$ 13,400	$ 28,598	$ 30,516	$ 7,369	$ 2,141	$ 32,511	$ 17,357	$ —	$ 131,892
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 4	$ —	$ —	$ 4
Purchased HELOC loans									
Risk rating 1 to 5	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,839	$ —	$ 2,839
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	—	—	—	—	117	—	117
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,956	$ —	$ 2,956
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer installment:									
Originated indirect paper									
Risk rating 1 to 5	$ —	$ —	$ —	$ —	$ —	$ 3,944	$ —	$ —	$ 3,944
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	—	—	—	—	—	26	—	—	26
Total	$ —	$ —	$ —	$ —	$ —	$ 3,970	$ —	$ —	$ 3,970
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 17	$ —	$ —	$ 17
Other consumer									
Risk rating 1 to 5	$ 1,519	$ 1,229	$ 811	$ 385	$ 341	$ 214	$ 511	$ —	$ 5,010
Risk rating 6	—	—	—	—	—	—	—	—	—
Risk rating 7	2	—	—	—	—	—	—	—	2
Total	$ 1,521	$ 1,229	$ 811	$ 385	$ 341	$ 214	$ 511	$ —	$ 5,012
Current period gross charge-offs	$ —	$ 4	$ 3	$ 1	$ —	$ —	$ 10	$ —	$ 18
Total loans receivable	$ 121,811	$ 168,238	$ 261,269	$ 349,214	$ 153,207	$ 225,687	$ 88,929	$ 626	$1,368,981
Total current period gross charge-offs	$ —	$ 135	$ 10	$ 40	$ 5	$ 21	$ 10	$ —	$ 221

82

Certain directors and executive officers of the Company are defined as related parties. These related parties, including their immediate families and companies in which they are principal owners, were loan customers of the Bank during the twelve months ended December 31, 2025 and December 31, 2024. A summary of the changes in those loans is as follows:

	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Balance—beginning of period	$ 34,742	$ 36,592
New loan originations	646	1,006
Repayments	(3,491)	(2,856)
Balance—end of period	$ 31,897	$ 34,742
Available and unused lines of credit	$ —	$ 19

Allowance for Credit Losses - Loans - The allowance for credit losses ("ACL") is comprised of collectively evaluated and individually evaluated components. The ACL represents the Company's best estimate of the reserve necessary to adequately account for probable losses expected over the remaining life of the assets. The provision for credit losses is the charge against current earnings that is determined by the Company as the amount needed to maintain an adequate allowance for credit losses. In determining the adequacy of the allowance for credit losses, and therefore the provision to be charged to current earnings, the Company relies predominantly on a disciplined credit review and approval process that extends to the full range of the Company's credit exposure. The review process is directed by the overall lending policy and is intended to identify, at the earliest possible stage, the borrowers who might be facing financial difficulty. Factors considered by the Company in evaluating the overall adequacy of the allowance include historical net loan losses, the level and composition of nonaccrual, past due and modifications, trends in volumes and terms of loans, effects of changes in risk selection and underwriting standards or lending practices, lending staff changes, concentrations of credit, industry conditions and the current economic conditions in the region where the Company operates. The Company estimates the appropriate level of allowance for credit losses by evaluating loans collectively on a pooled basis when similar risk characteristics exist, and on an individual basis when management determines that a loan does not share similar risk characteristics with other loans.

The following tables present the balance and activity in the allowance for credit losses ("ACL") - loans by portfolio segment for the twelve months ended December 31, 2025 and December 31, 2024:

	Commercial/ Agricultural Real Estate	C&I/ Agricultural operating	Residential Mortgage	Consumer Installment	Total
Twelve months ended December 31, 2025					
Allowance for Credit Losses - Loans:					
ACL - Loans, at beginning of period	$ 16,516	$ 1,330	$ 2,489	$ 214	$ 20,549
Charge-offs	(51)	(94)	—	(22)	(167)
Recoveries	92	51	53	29	225
Additions/(reversals) to ACL - Loans via provision for credit losses charged to operations	1,097	1,071	(312)	(62)	1,794
ACL - Loans, at end of period	$ 17,654	$ 2,358	$ 2,230	$ 159	$ 22,401

83

Commercial/ Agricultural Real Estate C&I/ Agricultural operating Residential Mortgage Consumer Installment Total Twelve months ended December 31, 2024 Allowance for Credit Losses - Loans: ACL - Loans, at beginning of period $ 18,784 $ 1,105 $ 2,744 $ 275 $ 22,908 Charge-offs (39) (143) (4) (35) (221) Recoveries 56 36 7 22 121 Additions/(reversals) to ACL - Loans via provision for credit losses charged to operations (2,285) 332 (258) (48) (2,259) ACL - Loans, at end of period $ 16,516 $ 1,330 $ 2,489 $ 214 $ 20,549 Allowance for Credit Losses - Unfunded Commitments - In addition to the ACL - Loans, the Company has established an ACL - Unfunded Commitments of $490 at December 31, 2025, and $334 at December 31, 2024, classified in other liabilities on the consolidated balance sheets. The following table presents the balance and activity in the ACL - Unfunded Commitments for the twelve months ended December 31, 2025 and December 31, 2024. December 31, 2025 and Twelve Months Ended December 31, 2024 and Twelve Months Ended ACL - Unfunded Commitments - beginning of period $ 334 $ 1,250 Additions (reversals) to ACL - Unfunded Commitments via provision for credit losses charged to operations 156 (916) ACL - Unfunded Commitments - End of period $ 490 $ 334 84

An aging analysis of the Company's commercial/agricultural real estate, commercial/agricultural operating, residential mortgage, consumer installment and purchased third party loans as of December 31, 2025 and December 31, 2024, respectively, was as follows:

(Loan balances at amortized cost)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans
December 31, 2025						
Commercial/Agricultural real estate:						
Commercial real estate	$ 471	$ 572	$ 467	$ 1,510	$ 680,136	$ 681,646
Agricultural real estate	192	—	—	192	68,850	69,042
Multi-family real estate	—	—	8,970	8,970	236,521	245,491
Construction and land development	57	—	—	57	75,342	75,399
Commercial/Agricultural operating:						
Commercial and industrial	665	—	1,143	1,808	103,948	105,756
Agricultural operating	—	—	—	—	33,364	33,364
Residential mortgage:						
Residential mortgage	1,419	132	44	1,595	120,071	121,666
Purchased HELOC loans	117	—	—	117	1,622	1,739
Consumer installment:						
Originated indirect paper	—	—	—	—	2,225	2,225
Other consumer	29	2	1	32	3,965	3,997
Total	$ 2,950	$ 706	$ 10,625	$ 14,281	$1,326,044	$1,340,325

(Loan balances at amortized cost)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans
December 31, 2024						
Commercial/Agricultural real estate:						
Commercial real estate	$ 857	$ 322	$ 367	$ 1,546	$ 705,463	$ 707,009
Agricultural real estate	26	—	556	582	72,156	72,738
Multi-family real estate	—	—	—	—	220,706	220,706
Construction and land development	—	—	—	—	78,146	78,146
C&I/Agricultural operating:						
Commercial and industrial	566	50	564	1,180	114,355	115,535
Agricultural operating	—	—	793	793	30,224	31,017
Residential mortgage:						
Residential mortgage	1,873	796	500	3,169	128,723	131,892
Purchased HELOC loans	—	—	117	117	2,839	2,956
Consumer installment:						
Originated indirect paper	25	—	—	25	3,945	3,970
Other consumer	27	—	—	27	4,985	5,012
Total	$ 3,374	$ 1,168	$ 2,897	$ 7,439	$1,361,542	$1,368,981

85

Nonaccrual Loans - The following tables present the amortized cost basis of loans on nonaccrual status and of nonaccrual loans individually evaluated at December 31, 2025 and December 31, 2024, with no allowance for credit losses: December 31, 2025 Total Nonaccrual Loans Nonaccrual with no Allowance for Credit Losses Loans Past Due Over 89 Days Still Accruing Commercial/Agricultural real estate: Commercial real estate $ 4,652 $ 4,454 $ — Agricultural real estate 464 272 — Multi-family real estate 8,970 — — Construction and land development — — — Commercial/Agricultural operating: Commercial and industrial 1,282 921 — Agricultural operating — — — Residential mortgage: Residential mortgage 368 368 — Purchased HELOC loans 117 117 — Consumer installment: Originated indirect paper — — — Other consumer — — 1 Total $ 15,853 $ 6,132 $ 1 December 31, 2024 Total Nonaccrual Loans Nonaccrual with no Allowance for Credit Losses Loans Past Due Over 89 Days Still Accruing Commercial/Agricultural real estate: Commercial real estate $ 4,594 $ 4,374 $ — Agricultural real estate 6,222 6,020 — Multi-family real estate — — — Construction and land development 103 103 — Commercial/Agricultural operating: Commercial and industrial 597 564 — Agricultural operating 793 793 — Residential mortgage: Residential mortgage 741 548 186 Purchased HELOC loans 117 117 — Consumer installment: Originated indirect paper 1 1 — Other consumer — — — Total $ 13,168 $ 12,520 $ 186 86

The Company's policy is to discontinue the accrual of interest income on all loans for which principal or interest is past due according to the following schedules:

- Commercial/agricultural real estate loans past due 90 days or more;
- Commercial and industrial/agricultural operating loans past due 90 days or more;
- Closed ended consumer installment loans past due 120 days or more; and
- Residential mortgage and open ended consumer installment loans past due 180 days or more.

The accrual of interest is discontinued earlier when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal. Once interest accruals are discontinued, accrued but uncollected interest is charged against current year income. Subsequent receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Interest on loans determined to be modified is recognized on an accrual basis in accordance with the restructured terms if the loan is in compliance with the modified terms. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The amount of interest income recognized by the Company for the twelve months ended December 31, 2025 and December 31, 2024, due to nonaccrual loan payoffs was $971 and $473, respectively.

Collateral Dependent Loans - A loan is considered to be collateral dependent when, based upon management's assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. For collateral dependent loans, expected credit losses are based on the fair value of the collateral at the balance sheet date, with consideration for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. However, if it is probable that the Company will foreclose on the collateral, the use of the fair value of the collateral to calculate the allowance for credit loss is required. The following table presents the amortized cost basis of collateral dependent loans by portfolio segment and collateral type that were individually evaluated to determine expected credit losses and the related allowance for credit losses as of December 31, 2025 and December 31, 2024.

	Collateral Type					
December 31, 2025	Real Estate	Other Assets	Total	Without an Allowance	With an Allowance	Allowance Allocation
Commercial/Agricultural real estate:						
Commercial real estate	$ 8,808	$ —	$ 8,808	$ 6,581	$ 2,227	$ 422
Agricultural real estate	464	—	464	272	192	99
Multi-family real estate	8,970	—	8,970	—	8,970	1,471
Construction and land development	—	—	—	—	—	—
Commercial/Agricultural operating:						
Commercial and industrial	—	3,176	3,176	1,784	1,392	429
Agricultural operating	—	—	—	—	—	—
Residential mortgage:						
Residential mortgage	2,077	—	2,077	2,077	—	—
Purchased HELOC loans	—	—	—	—	—	—
Consumer installment:						
Originated indirect paper	—	28	28	28	—	—
Other consumer	—	2	2	2	—	—
Total	$ 20,319	$ 3,206	$ 23,525	$ 10,744	$ 12,781	$ 2,421

There were no outstanding commitments to borrowers experiencing financial difficulty as of December 31, 2025. There were unused lines of credit totaling $61 on loans with borrowers experiencing financial difficulties as of December 31, 2025.

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Collateral Type December 31, 2024 Real Estate Other Assets Total Without an Allowance With an Allowance Allowance Allocation Commercial/Agricultural real estate: Commercial real estate $ 9,004 $ — $ 9,004 $ 6,597 $ 2,407 $ 258 Agricultural real estate 6,222 — 6,222 6,020 202 99 Multi-family real estate — — — — — — Construction and land development 103 — 103 103 — — Commercial/Agricultural operating: Commercial and industrial — 1,806 1,806 1,146 660 49 Agricultural operating — 793 793 793 — — Residential mortgage: Residential mortgage 3,066 — 3,066 2,773 293 49 Purchased HELOC loans — — — — — — Consumer installment: Originated indirect paper — 25 25 25 — — Other consumer — 2 2 2 — — Total $ 18,395 $ 2,626 $ 21,021 $ 17,459 $ 3,562 $ 455 There were no outstanding commitments to borrowers experiencing financial difficulty as of December 31, 2024. There were unused lines of credit totaling $135 on loans with borrowers experiencing financial difficulties as of December 31, 2024. 88

The tables below detail Loan Modifications Made to Borrowers Experiencing Financial Difficulty during the twelve months ended December 31, 2025: Term Extension Loan Class Amortized Cost Basis at December 31, 2025 % of Total Class of Financing Receivables Commercial and industrial $ 48 0.05 % Other-Than-Insignificant Payment Delay Loan Class Amortized Cost Basis at December 31, 2025 % of Total Class of Financing Receivables Commercial real estate $ 4,264 0.63 % Agricultural real estate $ 192 0.28 % Residential mortgage $ 120 0.10 % The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty during the twelve months ended December 31, 2025: Term Extension Loan Class Financial Effect Commercial and industrial A weighted average of 3 months was added to the term of the loans Other-Than-Insignificant Payment Delay Loan Class Financial Effect Commercial real estate Payments were deferred a weighted average of 3 months Agricultural real estate Payments were deferred a weighted average of 9 months Residential mortgage Payments were deferred a weighted average of 3 months 89

The tables below detail Loan Modifications Made to Borrowers Experiencing Financial Difficulty during the twelve months ended December 31, 2024: Term Extension Loan Class Amortized Cost Basis at December 31, 2024 % of Total Class of Financing Receivables Commercial real estate $ 225 0.03 % Commercial and industrial $ 741 0.64 % Residential mortgage $ 20 0.02 % Other-Than-Insignificant Payment Delay Loan Class Amortized Cost Basis at December 31, 2024 % of Total Class of Financing Receivables Commercial real estate $ 1,182 0.17 % Commercial and industrial $ 822 0.71 % Residential mortgage $ 236 0.18 % Term Extension and Principal Forgiveness Loan Class Amortized Cost Basis at December 31, 2024 % of Total Class of Financing Receivables Other consumer $ 2 0.04 % The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty during the twelve months ended December 31, 2024: Term Extension Loan Class Financial Effect Commercial real estate A weighted average of 6 months was added to the term of the loans Commercial and industrial A weighted average of 13 months was added to the term of the loans Residential mortgage A weighted average of 54 months was added to the term of the loans Other-Than-Insignificant Payment Delay Loan Class Financial Effect Commercial real estate Payments were deferred a weighted average of 3 months Commercial and industrial Payments were deferred a weighted average of 3 months Residential mortgage Payments were deferred a weighted average of 3 months Term Extension and Principal Forgiveness Loan Class Financial Effect Other Consumer A weighted average of 3 months was added to the term of the loan, and a principal balance of $2 was forgiven 90

The Company closely monitors the performance of loans that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table shows the performance of such loans that have been modified during the twelve months ended December 31, 2025. Current 30-59 Days Past Due 60-89 Days Past Due Greater Than 89 Days Past Due Commercial real estate $ 4,264 $ — $ — $ — Agricultural real estate — 192 — — Commercial and industrial — — — 48 Residential mortgage — — 120 — Total $ 4,264 $ 192 $ 120 $ 48 The following table shows the performance of such loans that have been modified during the twelve months ended December 31, 2024. Current 30-59 Days Past Due 60-89 Days Past Due Greater Than 89 Days Past Due Commercial real estate $ 1,407 $ — $ — $ — Commercial and industrial 1,513 — 50 — Residential mortgage 256 — — — Other consumer 2 — — — Total $ 3,178 $ — $ 50 $ — 91

NOTE 4 – MORTGAGE SERVICING RIGHTS Mortgage servicing rights--Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid balances of these loans as of December 31, 2025 and December 31, 2024, were $474,045 and $479,578, respectively, and consisted of one-to-four family residential real estate loans. These loans are serviced primarily for the Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal National Mortgage Association. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits were $2,841 and $2,430, at December 31, 2025 and December 31, 2024, respectively. Mortgage servicing rights activity for the years ended December 31, 2025 and December 31, 2024, were as follows: As of and for the twelve months ended As of and for the twelve months ended December 31, 2025 December 31, 2024 Mortgage servicing rights: Mortgage servicing rights, beginning of period $ 3,663 $ 3,865 Increase in mortgage servicing rights resulting from transfers of financial assets 452 332 Amortization during the period (621) (534) Mortgage servicing rights, end of period 3,494 3,663 Valuation allowance, beginning of period — — Additions — (41) Recoveries — 41 Valuation allowance, end of period — — Mortgage servicing rights, net $ 3,494 $ 3,663 Fair value of mortgage servicing rights, end of period $ 4,652 $ 5,227 Residential mortgage loans serviced for others $ 474,045 $ 479,578 The current period change in valuation allowance, if applicable, is included in non-interest expense as mortgage servicing rights expense, net on the consolidated statement of operations. Servicing fees totaled $1,209 and $1,236 for the years ended December 31, 2025 and December 31, 2024, respectively. Servicing fees are included in loan servicing income on the consolidated statement of operations. Late fees and ancillary fees related to loan servicing are not material. To estimate the fair value of the MSR asset, a valuation model is applied at the loan level to calculate the present value of the expected future cash flows. The valuation model incorporates various assumptions that would impact market participants’ estimations of future servicing income. Central to the valuation model is the discount rate. Fair value at December 31, 2025, was determined using discount rates ranging from 9.500% to 12.500%. Fair value at December 31, 2024, was determined using discount rates ranging from 10.000% to 13.000%. Other assumptions utilized in the valuation model include, but are not limited to, prepayment speed, servicing costs, delinquencies, costs of advances, foreclosure costs, ancillary income, and income earned on float and escrow. 92

The estimated amortization expense is based on existing mortgage servicing asset balances. The timing of amortization expense actually recognized in future periods may differ significantly based on actual prepayment speeds, mortgage interest rates and other factors. At December 31, 2025, the estimated future aggregate amortization expense for the mortgage servicing rights is as follows. Amortization Expense 2026 $ 627 2027 498 2028 383 2029 324 2030 267 After 2030 1,395 Total $ 3,494 NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT Office properties and equipment for each of the periods shown below consisted of the following: December 31, 2025 December 31, 2024 Land $ 4,302 $ 3,876 Buildings 16,663 16,210 Furniture, equipment and vehicles 11,986 11,554 Subtotals 32,951 31,640 Less--Accumulated depreciation (16,594) (14,565) Office properties and equipment, net $ 16,357 $ 17,075 Depreciation expense was $2,029 for the year ended December 31, 2025, and $2,174 for the year ended December 31, 2024, which is included in Occupancy on the consolidated statements of operations. NOTE 6 - GOODWILL AND INTANGIBLE ASSETS Goodwill— The beginning and ending balance of goodwill was $31,498 during the periods ended December 31, 2025 and December 31, 2024. There were no changes to goodwill during either period. Intangible assets--Intangible assets consist of core deposit intangibles arising from various bank acquisitions. A summary of intangible assets and related amortization for the periods shown below follows: Year ended Year Ended December 31, 2025 December 31, 2024 Gross carrying amount $ 12,180 $ 12,180 Accumulated amortization (11,785) (11,201) Net book value $ 395 $ 979 Amortization during the period $ 584 $ 715 At December 31, 2025, the estimated future aggregate amortization expense for the intangible assets are as follows: Intangible Assets 2026 $ 395 Total $ 395 93

NOTE 7 - LEASES We have operating leases for 1 corporate office, 3 bank branch offices,1 former bank branch office, and 1 ATM location. Our leases have remaining lease terms of 0.83 years to 2.67 years. Some of the leases include an option to extend, the longest of which is for two 5 year terms. As of December 31, 2025, we have no additional lease commitments that have not yet commenced. Lease costs are included in non-interest expense/occupancy in the consolidated statement of operations. The Company also leases a portion of some of its facilities and receives rental income from such lease agreements, all of which are considered operating leases. Twelve Months Ended December 31, 2025 December 31, 2024 The components of total lease costs were as follows: Operating lease cost $ 415 $ 450 Variable lease cost 81 112 Total lease cost $ 496 $ 562 The components of total lease income were as follows: Operating lease income $ 85 $ 59 Supplemental cash flow information related to leases was as follows: Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating leases $ 513 $ 546 Right-of-use assets obtained in exchange for lease obligations: Operating leases $ 304 $ 2 December 31, 2025 December 31, 2024 Supplemental balance sheet information related to leases was as follows: Operating lease right-of-use assets (1) $ 764 $ 815 Operating lease liabilities (2) $ 950 $ 1,076 Weighted average remaining lease term in years; operating leases 2.30 3.08 Weighted average discount rate; operating leases 3.39% 3.15% (1) Operating lease right-of-use assets are recorded as other assets in the consolidated balance sheets. (2) Operating lease liabilities are recorded as other liabilities in the consolidated balance sheets. 94

Cash obligations and receipts under lease contracts as of December 31, 2025, are as follows: Fiscal years ending December 31, Payments Receipts 2026 $ 523 $ 43 2027 458 17 2028 209 16 2029 — 11 2030 — — Thereafter — — Total lease payments 1,190 $ 87 Less: effects of discounting (240) Lease liability recognized $ 950 NOTE 8 - DEPOSITS The following is a summary of deposits by type at December 31, 2025 and December 31, 2024, respectively: December 31, 2025 December 31, 2024 Non interest bearing demand deposits $ 264,394 $ 252,656 Interest bearing demand deposits 367,958 355,750 Savings accounts 151,525 159,821 Money market accounts 392,900 369,534 Certificate accounts 347,322 350,387 Total deposits $ 1,524,099 $ 1,488,148 At December 31, 2025, the scheduled maturities of time deposits were as follows: 2026 $ 330,213 2027 14,711 2028 1,390 2029 709 2030 299 Total $ 347,322 Time deposits of $250 or more were $57,136 and $68,977 at December 31, 2025 and December 31, 2024, respectively. Brokered deposits were $5,168 and $19,125 at December 31, 2025 and December 31, 2024, respectively. Deposits from the Company’s directors, executive officers, principal stockholders and their affiliates held by the Bank at December 31, 2025 and December 31, 2024, amounted to $38,280, and $38,889, respectively. 95

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

A summary of Federal Home Loan Bank (FHLB) advances and other borrowings at December 31, 2025 and December 31, 2024, is as follows:

	December 31, 2025				December 31, 2024			
	Stated Maturity	Amount	Range of Stated Rates		Stated Maturity	Amount	Range of Stated Rates	
Federal Home Loan Bank advances (1), (2), (3)	2025	$ 0	— %	— %	2025	$ 5,000	1.45 %	1.45 %
Federal Home Loan Bank advances		$ 0				$ 5,000		
Other borrowings:								
Senior notes (4)	2039	$ 12,000	6.00 %	6.75 %	2039	$ 12,000	6.75 %	7.75 %
	2040	5,000	6.00 %	6.25 %		0		
		$ 17,000				$ 12,000		
Subordinated notes (5)	2030	$ 0	— %	— %	2030	$ 15,000	6.00 %	6.00 %
	2032	35,000	4.75 %	4.75 %	2032	35,000	4.75 %	4.75 %
		$ 35,000				$ 50,000		
Unamortized debt issuance costs		(196)				(394)		
Total other borrowings		$ 51,804				$ 61,606		
Totals		$ 51,804				$ 66,606		

(1) The FHLB advances bear fixed rates, require interest-only monthly payments, and are collateralized by a blanket lien on pre-qualifying first mortgages, home equity lines, multi-family loans and certain other loans which had pledged balances of $1,017,631 and $1,075,001 at December 31, 2025 and 2024, respectively. At December 31, 2025, the Bank's available and unused portion under the FHLB borrowing arrangement was approximately $433,654 compared to $424,658 as of December 31, 2024.

(2) Maximum month-end borrowed amounts outstanding under this borrowing agreement were $5,000 and $81,000, during the twelve months ended December 31, 2025 and December 31, 2024, respectively.

(3) There were no FHLB borrowings outstanding as of December 31, 2025. The weighted-average interest rates on FHLB borrowings, with maturities less than twelve months, outstanding as of December 31, 2024, was 1.45%.

(4) Senior notes, entered into by the Company consist of the following:

(a) A term note, which was originally entered into in June 2019 and subsequently refinanced in March 2022, modified in February of 2023, and refinanced in May 2024, requiring quarterly interest-only payments through January 2029, and quarterly principal and interest payments thereafter. Interest is variable, based on US Prime rate minus 75 basis points with a floor rate of 3.00%.

(b) A $5,000 term note entered into in October 2025, requiring quarterly interest-only payments through October 2028, and quarterly principal and interest payments thereafter. Interest is variable, based on US Prime rate minus 75 basis points with a floor rate of 4.00%.

(c) The $5,000 line of credit was terminated by the Company in October 2025.

96

(5) Subordinated notes resulted from the following: (a) The Company’s Subordinated Note Purchase Agreement entered into with certain purchasers in August 2020, which bore a fixed interest rate of 6.00% for five years. On July 7, 2025, the Board of Directors approved the redemption of the entire $15,000 balance of the 6% subordinated debentures due September 1, 2030, which were scheduled to reprice on September 1, 2025, to the Secured Overnight Financing Rate (“SOFR”) plus 591 basis points. The redemption occurred on September 1, 2025. (b) The Company’s Subordinated Note Purchase Agreement entered into with certain purchasers in March 2022, which bears a fixed interest rate of 4.75% for five years. In April 2027, the fixed interest rate will be reset quarterly to equal the three-month term SOFR plus 329 basis points. The note is callable by the Bank when, and anytime after, the floating rate is initially set. Interest-only payments are due semi-annually each year during the fixed interest period and quarterly during the floating interest period. Federal Home Loan Bank Letters of Credit The Bank has an irrevocable Standby Letter of Credit Master Reimbursement Agreement with the Federal Home Loan Bank. This irrevocable standby letter of credit (“LOC”) is supported by loan collateral as an alternative to directly pledging investment securities on behalf of a municipal customer as collateral for their interest bearing deposit balances. The letters of credit balances were $171,000 and $209,750 at December 31, 2025 and 2024, respectively. Federal Funds Purchased Lines of Credit As of December 31, 2025 and 2024 , the Bank maintains two unsecured federal funds purchased lines of credit with its banking partners which total $70,000. These lines bear interest at the lender bank’s announced daily federal funds rate, mature daily and are revocable at the discretion of the lending institution. There were no borrowings outstanding on these lines of credit as of December 31, 2025 or December 31, 2024. Federal Reserve Borrowings At December 31, 2025 and 2024, the Bank had the ability to borrow $24,484 and $24,942 from the Federal Reserve Bank of Minneapolis. The ability to borrow is based on mortgage-backed securities pledged with a carrying value of $32,056 and $33,994 as of December 31, 2025 and 2024, respectively. There were no Federal Reserve borrowings outstanding as of December 31, 2025 and 2024. 97

NOTE 10 - CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Although these terms are not used to represent overall financial condition, if adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2025 and 2024, the most recent notifications from our regulatory agency categorized the Bank as "Well Capitalized" under the regulatory framework for Prompt Corrective Action. There are no conditions or events since these notifications that management believes have changed the Bank's category.

The Bank's Tier 1 (leverage) and risk-based capital ratios at December 31, 2025 and 2024, respectively, are presented below:

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2025								
Total capital (to risk weighted assets)	$ 212,898	14.6 %	$ 116,492	>=	8.0 %	$ 145,615	>=	10.0 %
Tier 1 capital (to risk weighted assets)	194,639	13.4 %	87,369	>=	6.0 %	116,492	>=	8.0 %
Common equity tier 1 capital (to risk weighted assets)	194,639	13.4 %	65,527	>=	4.5 %	94,650	>=	6.5 %
Tier 1 leverage ratio (to adjusted total assets)	194,639	11.3 %	68,711	>=	4.0 %	85,888	>=	5.0 %
As of December 31, 2024								
Total capital (to risk weighted assets)	$ 225,432	15.6 %	$ 115,755	>=	8.0 %	$ 144,693	>=	10.0 %
Tier 1 capital (to risk weighted assets)	207,749	14.4 %	86,816	>=	6.0 %	115,755	>=	8.0 %
Common equity tier 1 capital (to risk weighted assets)	207,749	14.4 %	65,112	>=	4.5 %	94,051	>=	6.5 %
Tier 1 leverage ratio (to adjusted total assets)	207,749	11.9 %	69,787	>=	4.0 %	87,234	>=	5.0 %

The Company's Tier 1 (leverage) and risk-based capital ratios at December 31, 2025 and 2024, respectively, are presented below:

98

Actual For Capital Adequacy Purposes Amount Ratio Amount Ratio As of December 31, 2025 Total capital (to risk weighted assets) $ 222,910 15.3% $ 116,686 > = 8.0 % Tier 1 capital (to risk weighted assets) 169,621 11.6% 87,514 > = 6.0 % Common equity tier 1 capital (to risk weighted assets) 169,621 11.6% 65,636 > = 4.5 % Tier 1 leverage ratio (to adjusted total assets) 169,621 9.9% 68,806 > = 4.0 % As of December 31, 2024 Total capital (to risk weighted assets) $ 232,926 16.1% $ 115,914 > = 8.0 % Tier 1 capital (to risk weighted assets) 165,243 11.4% 86,936 > = 6.0 % Common equity tier 1 capital (to risk weighted assets) 165,243 11.4% 65,202 > = 4.5 % Tier 1 leverage ratio (to adjusted total assets) 165,243 9.5% 69,867 > = 4.0 % The Company is a legal entity separate and distinct from its banking subsidiary. As a bank holding company, the Company is subject to certain restrictions on its ability to pay dividends under applicable banking laws and regulations. Federal bank regulators are authorized to determine, under certain circumstances relating to the financial condition of a bank holding company or a bank, that the payment of dividends would be an unsafe or unsound practice, and to prohibit payment thereof. In particular, federal bank regulators have stated that paying dividends that deplete a banking organization’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, in the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Company’s ability to pay dividends is also subject to the terms of its Subordinated Note Purchase Agreement dated March 11, 2022, and Business Note Agreements dated June 26, 2019 and October 30, 2025, which prohibit the Company from making dividend payments while an event of default has occurred and is continuing under the loan agreement or from allowing payment of a dividend which would create an event of default. The following table reflects the annual cash dividend paid in the years ended December 31, 2025 and 2024, respectively. December 31, 2025 December 31, 2024 Cash dividends per share $ 0.36 $ 0.32 Stockholder record date 02/07/2025 02/09/2024 Dividend payment date 02/21/2025 02/23/2024 99

NOTE 11 - COMMITMENTS AND CONTINGENCIES Financial Instruments with Off-Balance-Sheet Risk—The Company is a party to financial instruments with off-balance- sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include off- balance-sheet credit instruments consisting of commitments to make loans. The face amounts for these items represent the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The following table presents a summary of commitments described below as of December 31, 2025 and 2024, respectively: Contract or Notional Amount at December 31, Contract or Notional Amount at December 31, 2025 2024 Commitments to extend credit $ 198,817 $ 137,038 Commercial standby letter of credit $ 2,698 $ 2,061 Commitment to contribute capital to SBIC $ 1,050 $ 1,800 Commitment to contribute capital to investment company $ 2,190 $ 1,140 Commitments to extend credit—Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit—Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The credit and collateral policy for commitments and letters of credit is comparable to that for granting loans. The Company has recorded no liability associated with standby letters of credit as of December 31, 2025 and 2024. Capital Contributions—The Company has commitments to invest in a SBIC and investment company that call for capital contributions up to an amount specified in the partnership agreements. Loss Contingencies—Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company sells the guaranteed portions of SBA 7(a) and 504 loans to third parties. The Company has a continuing involvement in each of the transferred lending arrangements by way of relationship management and servicing the loans, as well as being subject to normal and customary requirements of the SBA loan program and standard representations and warranties related to sold amounts. In the event of a loss resulting from default and a determination by the SBA that there is a deficiency in the manner in which the loan was originated, funded, or serviced by the Company, the SBA may require the Company to repurchase the loan, deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of the principal loss related to the deficiency from the Company. The Company must comply with applicable SBA regulations in order to maintain the guarantee. In addition, the Company retains the option to repurchase the sold guaranteed portion of an SBA loan if the loan defaults. Management has assessed estimated losses inherent in the outstanding portions of the SBA loans sold in accordance with ASC 450, Contingencies, and determined a recourse reserve based on the probability of future losses for these loans to be $530 and $420 at December 31, 2025 and 2024, respectively, which is reported in other liabilities on the Consolidated Balance Sheets. As of and For the Year Ended December 31, 2025 2024 Balance at the beginning of the period $ 420 $ — SBA recourse provision 110 420 Balance at the end of the period $ 530 $ 420 100

NOTE 12 - RETIREMENT PLAN 401(k) Plan—The Company sponsors a 401(k) profit sharing plan that covers all employees who qualify based on minimum age and length of service requirements. Employees may make pretax voluntary contributions to the plan, which are matched, in part, by the Company. Employer matching contributions to the plan were $673 and $628 for the year ended December 31, 2025 and 2024, respectively. 101

NOTE 13 - STOCK-BASED AND OTHER COMPENSATION On March 27, 2018, the stockholders of Citizens Community Bancorp, Inc. approved the 2018 Equity Incentive Plan. The aggregate number of shares of common stock initially reserved and available for issuance under the 2018 Equity Incentive Plan was 350,000 shares. As of December 31, 2025, 331,968 restricted shares had been granted under this plan, including performance based restricted stock issued and vested during the current periods: (1) 16,021 shares of performance-based restricted stock issued and vested in January 2025 upon achievement of the performance criteria and completion of the three- year performance period applicable to awards granted in January 2022; and (2) 8,805 shares of performance-based restricted stock issued and vested in January 2024 upon achievement of the performance criteria and completion of the three-year performance period applicable to awards granted in January 2021. As of December 31, 2025, no stock options had been granted under this plan. In February 2008, the Company’s stockholders approved the Company’s 2008 Equity Incentive Plan for a term of 10 years. Due to the plan’s expiration, no new awards can be granted under this plan. As of December 31, 2025, there are no awarded unvested restricted shares and 35,500 awarded unexercised options remaining from the plan. Options granted under this plan vested pro rata over a five-year period from the grant date and were fully vested as of October 2022. Unexercised incentive stock options expire within 10 years of the grant date. Net compensation expense related to restricted stock awards from these plans was $146 and $631 for the years ended December 31, 2025 and 2024, respectively. The remaining unrecognized compensation expense on restricted stock awards is $4 at December 31, 2025. Restricted Common Stock Awards Year ended Year ended December 31, 2025 December 31, 2024 Number of Shares Weighted Average Grant Price Number of Shares Weighted Average Grant Price Restricted Shares Unvested and outstanding at beginning of year 39,171 $ 12.48 75,601 $ 12.41 Granted — — 16,955 11.88 Issued and vested (33,062) 12.50 (53,139) 12.19 Forfeited — — (246) 11.88 Unvested and outstanding at end of period 6,109 $ 12.36 39,171 $ 12.48 December 31, 2025 Number of Shares Weighted Average Grant Price Performance Based Restricted Shares Unvested at beginning of year 33,188 $ 13.09 2022 performance shares granted above target 1,154 14.00 Issued and vested (16,021) 14.00 Unvested at end of period 18,321 $ 12.36 December 31, 2024 Number of Shares Weighted Average Grant Price Performance Based Restricted Shares Unvested at beginning of year 41,993 $ 12.61 Issued and vested (8,805) 10.78 Unvested at end of period 33,188 $ 13.09 102

Common Stock Option Awards Option Shares Weighted Average Exercise Price Weighted Average Remaining Contractual Term in Years Aggregate Intrinsic Value Year ended December 31, 2025 Outstanding at beginning of year 52,000 $ 11.62 Exercised (16,500) 10.84 Outstanding at end of period 35,500 $ 11.98 1.06 $ 207 Exercisable at end of period 35,500 $ 11.98 1.06 $ 207 Year ended December 31, 2024 Outstanding at beginning of year 54,000 $ 11.59 Exercised (2,000) 11.00 Outstanding at end of year 52,000 $ 11.62 1.85 $ 243 Exercisable at end of year 52,000 $ 11.62 1.85 $ 243 Information related to the 2008 Equity Incentive Plan during each period follows: Year ended December 31, Year ended December 31, 2025 2024 Intrinsic value of options exercised $ 84 $ 12 Cash received from options exercised $ 179 $ 22 Tax benefit realized from options exercised $ — $ — Other Compensation On January 23, 2025, the Company’s board of directors approved a phantom stock plan as part of the Company’s long- term incentive plan. The Plan allows certain employees to earn future cash awards linked to the Company’s future common share price for time and performance based cash awards. The performance based cash awards vest based on a combination of a three-year time period from January 23, 2025 through December 31, 2027, and performance targets based on the Company’s return on equity. For performance based awards, the ultimate cash payout of these awards will be paid within 60 days of December 31, 2027, based on the closing share price of the Company’s common stock as of the performance achievement approval date from the Compensation Committee. The time based cash awards vest ratably over a three-year time period. For time based awards, the ultimate cash payout of these awards will be based on the closing share price of the Company’s common stock on the anniversary of the award date each year. On January 23, 2025, time based awards were based on 15,044 shares and performance based awards were based on 15,049 shares. On January 25, 2024, the Company’s board of directors approved a phantom stock plan as part of the Company’s long- term incentive plan. The Plan allows certain employees to earn future cash awards linked to the Company’s future common share price for time and performance based cash awards. The performance based cash awards vest based on a combination of a three-year time period from January 25, 2024 through December 31, 2026, and performance targets based on the Company’s return on equity. For performance based awards, the ultimate cash payout of these awards will be paid within 60 days of December 31, 2026, based on the closing share price of the Company’s common stock as of the performance achievement approval date from the Compensation Committee. The time based cash awards vest ratably over a three-year time period. For time based awards, the ultimate cash payout of these awards will be based on the closing share price of the Company’s common stock on the anniversary of the award date each year. On January 25, 2024, time based awards were based on 18,509 shares and performance based awards were based on 18,505 shares. At the end of each reporting period, the Company estimates its potential liability related to the Plan and records any change to this liability as compensation expense in the consolidated statement of operations. At December 31, 2025 and December 31, 2024, the related liability was $494 and $190, respectively, which is included in other liabilities on the consolidated balance sheet. For the twelve months ended months ended December 31, 2025 and December 31, 2024, the Company recorded related expense of $403 and $190, respectively, which is included in compensation and related benefits/non- interest expense on the Company’s consolidated statement of operations. 103

NOTE 14 – INCOME TAXES Income tax expense (benefit) for 2025 consisted of the following: Year ended December 31, 2025 Current tax provision Federal $ 4,098 State 361 4,459 Deferred tax provision (benefit) Federal (1,355) State (83) (1,438) Total $ 3,021 The Company is not subject to income taxes in any foreign jurisdictions. Income tax expense (benefit) for 2024 consisted of the following: Year ended December 31, 2024 Current tax provision Federal $ 2,742 State 578 3,320 Deferred tax provision (benefit) Federal 496 State (1,235) (739) Change in valuation allowance 1,118 Total $ 3,699 104

The provision for income taxes differs from the amount of income tax determined by applying statutory federal income tax rates to pretax income as a result of the following differences for the year ended December 31, 2025: Year ended December 31, 2025 Amount Rate Tax expense at statutory rate $ 3,662 21.0 % State income taxes, net of federal 220 1.2 % Tax credits (441) (2.5) % Non-taxable items Bank owned life insurance (169) (1.0) % Tax exempt interest (89) (0.5) % Other (162) (0.9) % Total $ 3,021 17.3 % Tax credits are net of proportional amortization expenses. State income tax expense for the state of Minnesota is more than 50% of state income tax expense. The provision for income taxes differs from the amount of income tax determined by applying statutory federal income tax rates to pretax income as a result of the following differences for the year ended December 31, 2024: Year ended December 31, 2024 Amount Rate Tax expense at statutory rate $ 3,665 21.0 % State income taxes, net of federal (519) (3.0) % Tax credits (210) (1.2) % Bank owned life insurance (162) (0.9) % Tax exempt interest (81) (0.5) % Change in valuation allowance 1,118 6.4 % Other (112) (0.6) % Total $ 3,699 21.2 % Federal and state income taxes paid were as follows: Year ended December 31, 2025 Federal $ 1,800 State and local Minnesota 240 All other states 25 Total $ 2,065 State income taxes paid in Wisconsin, Illinois and Missouri were not significant, i.e.were less than 5% of total income taxes paid, with state income taxes paid to Minnesota more than 5% of total income taxes paid. 105

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2025 and December 31, 2024, respectively: Year ended December 31, Year ended December 31, 2025 2024 Deferred tax assets: Allowance for credit losses $ 6,263 $ 5,361 Deferred loan costs/fees 655 574 Restricted stock 48 231 Economic performance accruals 1,161 988 Other real estate owned 126 314 Loan discounts 31 218 Lease liability 260 276 Net operating loss 1,498 970 Net unrealized losses on securities available-for-sale 4,792 6,333 Other 296 199 Deferred tax assets $ 15,130 $ 15,464 Deferred tax liabilities: Office properties and equipment (1,544) (2,160) Federal Home Loan Bank stock (129) (121) Intangibles (789) (788) Net gain on equity securities (596) (715) Prepaid expenses (267) (233) Mortgage servicing rights (956) (940) Leases; right of use asset (209) (209) Deferred tax liabilities $ (4,490) $ (5,166) Valuation allowance (3,160) (2,852) Net deferred tax assets $ 7,480 $ 7,446 The Company regularly reviews the carrying amount of its deferred tax assets to determine if the establishment of a valuation allowance is necessary, as further discussed in Note 1 “Nature of Business and Summary of Significant Accounting Policies”, above. Management determined a valuation allowance of $3,160 was necessary at December 31, 2025, and a valuation allowance of $2,852 was necessary at December 31, 2024, due to changes in the realization of deferred tax assets due to a Wisconsin change in the non-taxation of loans under $5 million reducing the effective tax rate. The Company’s income tax returns are subject to review and examination by federal, state and local government authorities. As of December 31, 2025, years open to examination by the U.S. Internal Revenue Service include taxable years ended December 31, 2022 to present. The years open to examination by state and local government authorities vary by jurisdiction. The tax effects from uncertain tax positions can be recognized in the consolidated financial statements, provided the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company applied the foregoing accounting standard to all of its tax positions for which the statute of limitations remained open as of the date of the accompanying consolidated financial statements. The Company’s policy is to recognize interest and penalties related to income tax issues as components of other non- interest expense. The Company recognized no material expense on income tax related interest or penalties during any of the periods presented. 106

NOTE 15 – FAIR VALUE ACCOUNTING ASC Topic 820-10, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The topic describes three levels of inputs that may be used to measure fair value: Level 1- Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date. Level 2- Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 3- Significant unobservable inputs that reflect the Company’s assumptions about the factors that market participants would use in pricing an asset or liability. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input within the valuation hierarchy that is significant to the fair value measurement. The fair value of securities available-for-sale is determined by obtaining market price quotes from independent third parties wherever such quotes are available (Level 1 inputs); or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). Where such quotes are not available, we utilize independent third party valuation analysis to support our own estimates and judgments in determining fair value (Level 3 inputs). 107

Assets Measured on a Recurring Basis The following tables present the financial instruments measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024. Fair Value Quoted Prices in Active Markets for Identical Instruments (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) December 31, 2025 Investment securities: U.S. government agency obligations $ 10,773 $ — $ 10,773 $ — Mortgage-backed securities 66,684 — 66,684 — Corporate debt securities 40,682 — 40,682 — Student loan asset-backed securities 15,964 — 15,964 — Total investment securities 134,103 — 134,103 — Equity investments: Farmer Mac equity securities 505 505 — — Preferred equity 1,125 — — 1,125 Equity investments measured at NAV(1) 4,210 — — — Total equity investments 5,840 505 — 1,125 Total $ 139,943 $ 505 $ 134,103 $ 1,125 December 31, 2024 Investment securities: U.S. government agency obligations $ 13,753 $ — $ 13,753 $ — Mortgage-backed securities 68,386 — 68,386 — Corporate debt securities 41,716 — 41,716 — Student loan asset-backed securities 18,996 — 18,996 — Total Investment Securities 142,851 — 142,851 — Equity investments: Farmer Mac equity securities 569 569 — — Preferred equity 1,362 — — 1,362 Equity investments measured at NAV(1) 2,771 — — — Total equity investments 4,702 569 — 1,362 Total $ 147,553 $ 569 $ 142,851 $ 1,362 (1) Investments valued at NAV are excluded from being reported under the fair value hierarchy but are presented to permit reconciliation with the balance sheet in accordance with ASC 820-10-35-54B. During the three months ended June 30, 2024, senior debt of a community development financial institution, classified as available-for-sale securities was exchanged for preferred equity of the financial institution’s operating subsidiary. At December 31, 2025, the Company owned $1,125 preferred equity investments for which the Company utilized significant unobservable inputs (Level 3 inputs) to determine fair value. At December 31, 2024, the Company owned $1,362 preferred equity investments for which the Company utilized significant unobservable inputs (Level 3 inputs) to determine fair value. There were no transfers in or out of Level 1, Level 2 or Level 3 fair value measurements relating to the available-for-sale securities above during the twelve months ended December 31, 2025. There were no losses included in earnings attributable to the change in unrealized gains or losses relating to the available-for-sale securities above with fair value measurements utilizing significant unobservable inputs for the year ended December 31, 2025. During the year ended December 31, 2024, $2,082 of senior debt, previously measured as a Level 1 instrument, was exchanged for preferred equity, now measured as a Level 3 instrument, resulting in a transfer out of Level 1 fair value 108 measurement to Level 3 fair value measurement. The exchange resulted in the recognition of $168 of unrealized losses on available-for-sale securities during the year ended December 31, 2024, previously included in other comprehensive income, as well as an additional $270 loss, for a total loss of $438. This total loss of $438 was recognized on the consolidated statement of operations as net losses on equity securities. Assets Measured on a Nonrecurring Basis The following tables present the financial instruments measured at fair value on a nonrecurring basis as of December 31, 2025 and December 31, 2024: Carrying Value Quoted Prices in Active Markets for Identical Instruments (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) December 31, 2025 Foreclosed and repossessed assets, net $ 857 $ — $ — $ 857 Collateral dependent loans 10,360 — — 10,360 Total $ 11,217 $ — $ — $ 11,217 December 31, 2024 Foreclosed and repossessed assets, net $ 915 $ — $ — $ 915 Collateral dependent loans 3,107 — — 3,107 Total $ 4,022 $ — $ — $ 4,022 The fair value of foreclosed and repossessed assets was determined by obtaining market price valuations from independent third parties wherever such quotes were available for other collateral owned. The Company utilized independent third party appraisals to support the Company’s estimates and judgments in determining fair value for other real estate owned. The fair value of collateral dependent loans with allowances was determined by obtaining independent third party appraisals and/or internally developed collateral valuations to support the Company’s estimates and judgments in determining the fair value of the underlying collateral supporting impaired loans. The following table represents additional quantitative information about assets measured at fair value on a recurring and nonrecurring basis and for which we have utilized Level 3 inputs to determine their fair value at December 31, 2025 and December 31, 2024. Fair Value Valuation Techniques (1) Significant Unobservable Inputs (2) Range December 31, 2025 Foreclosed and repossessed assets, net $ 857 Appraisal value Estimated costs to sell 10% - 15% Collateral dependent loans with allocated allowances $ 10,360 Appraisal value / Internal collateral valuations Estimated costs to sell 10% - 15% December 31, 2024 Foreclosed and repossessed assets, net $ 915 Appraisal value Estimated costs to sell 10% - 15% Collateral dependent loans with allocated allowances $ 3,107 Appraisal value / Internal collateral valuations Estimated costs to sell 10% - 15% (1) Fair value is generally determined through independent third-party appraisals of the underlying collateral, which generally includes various level 3 inputs which are not observable. (2) The fair value basis of collateral dependent loans, and real estate owned may be adjusted to reflect management estimates of disposal costs including, but not limited to, real estate brokerage commissions, legal fees, and delinquent property taxes. 109

The table below represents what we would receive to sell an asset or what we would have to pay to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount and estimated fair value of the Company’s financial instruments as of the dates indicated below were as follows: December 31, 2025 December 31, 2024 Valuation Method Used Carrying Amount Estimated Fair Value Carrying Amount Estimated Fair Value Financial assets: Cash and cash equivalents (Level I) $ 118,853 $ 118,853 $ 50,172 $ 50,172 Securities available-for- sale "AFS" (Level II) 134,103 134,103 142,851 142,851 Securities held-to- maturity "HTM" (Level II) 80,210 64,117 85,504 65,622 Farmer Mac equity securities (Level I) 505 505 569 569 Preferred equity (Level III) 1,125 1,125 1,362 1,362 Equity investments valued at NAV (1) N/A 4,210 N/A 2,771 N/A Other investments (Level II) 12,506 12,506 12,500 12,500 Loans receivable, net (Level III) 1,317,924 1,297,841 1,348,432 1,315,657 Loans held for sale - Residential mortgage (Level I) 2,338 2,338 441 441 Loans held for sale - SBA / FSA (Level II) 2,616 2,616 888 888 Mortgage servicing rights (Level III) 3,494 4,652 3,663 5,227 Accrued interest receivable (Level I) 6,126 6,126 5,653 5,653 Financial liabilities: Deposits (excluding demand deposits) (Level III) $ 891,747 $ 891,663 $ 879,742 $ 879,086 FHLB advances (Level II) — — 5,000 4,979 Other borrowings (Level II) 51,804 49,988 61,606 58,625 Accrued interest payable (Level I) 3,680 3,680 5,842 5,842 (1) Investments valued at NAV are excluded from being reported under the fair value hierarchy but are presented to permit reconciliation with the balance sheet in accordance with ASC 820-10-35-54B. 110

NOTE 16 - EARNINGS PER SHARE Earnings per share is based on the weighted average number of shares outstanding for the year. A reconciliation of the basic and diluted earnings per share is as follows: Year ended Year ended (Share count in thousands) December 31, 2025 December 31, 2024 Basic Net income attributable to common shareholders $ 14,420 $ 13,751 Weighted average common shares outstanding 9,899 10,257 Basic earnings per share $ 1.46 $ 1.34 Diluted Net income attributable to common shareholders $ 14,420 $ 13,751 Weighted average common shares outstanding 9,899 10,257 Add: Dilutive stock options outstanding 8 6 Average shares and dilutive potential common shares 9,907 10,263 Diluted earnings per share $ 1.46 $ 1.34 Additional common stock option shares that have not been included due to their antidilutive effect — 20 Dilutive shares outstanding consist of exercisable stock options whose strike prices were less than the annual average closing price of the Company’s common stock. At December 31, 2025 and December 31, 2024, there were — and 20 exercisable stock options, respectively, with a potentially dilutive effect. However their strike prices were higher than the annual average closing prices of the Company’s common stock and thus, excluded from diluted shares outstanding. 111

NOTE 17 – OTHER COMPREHENSIVE INCOME The following table shows the tax effects allocated to each component of other comprehensive income: For the year ended, December 31, For the year ended, December 31, 2025 2024 Before- Tax Amount Tax Benefit (Expense) Net-of-Tax Amount Before- Tax Amount Tax Benefit (Expense) Net-of- Tax Amount Unrealized gains on securities: Net unrealized gains arising during the period $ 5,238 $ (1,285) $ 3,953 $ 1,080 $ (302) $ 778 Reclassification for net loss on exchanged security, included in net income, net of tax — — $ — 168 (38) 130 Other comprehensive income $ 5,238 $ (1,285) $ 3,953 $ 1,248 $ (340) $ 908 The changes in the accumulated balances for each component of other comprehensive income, net of tax for the years ended December 31, 2025 and December 31, 2024, were as follows: Unrealized Gains (Losses) on AFS Securities Other Accumulated Comprehensive Income (Loss), net of tax Ending Balance, December 31, 2023 $ (24,001) $ (17,328) Current year-to-date other comprehensive income 1,248 908 Ending balance, December 31, 2024 $ (22,753) $ (16,420) Current year-to-date other comprehensive income 5,238 3,953 Ending balance, December 31, 2025 $ (17,515) $ (12,467) There were no reclassifications out of accumulated other comprehensive income for the twelve months ended December 31, 2025. Reclassifications out of accumulated other comprehensive income (loss) for the twelve months ended December 31, 2024 were as follows: Details about Accumulated Other Comprehensive Income (Loss) Components Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) (1) Affected Line Item on the Statement of Operations Unrealized gains and losses Debt security exchanged for equity security $ (168) Net (losses) gains on investment securities Tax effect 38 Provision for income taxes Total reclassifications for the period $ (130) Net loss attributable to common shareholders (1) Amounts in parentheses indicate decreases to profit/loss. 112

NOTE 18 - CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY The following condensed balance sheets as of December 31, 2025 and 2024, and condensed statements of operations and cash flows for the years ended December 31, 2025 and 2024, for Citizens Community Bancorp, Inc. should be read in conjunction with the accompanying consolidated financial statements and the notes thereto. Condensed Balance Sheets December 31, December 31, 2025 2024 Assets Cash and cash equivalents $ 24,895 $ 17,786 Equity investments 2,233 1,851 Other assets 319 383 Investment in subsidiary 212,958 221,589 Total assets $ 240,405 $ 241,609 Liabilities and Stockholders' Equity Other borrowings $ 51,804 $ 61,606 Other liabilities 662 919 Total liabilities 52,466 62,525 Total stockholders’ equity 187,939 179,084 Total liabilities and stockholders’ equity $ 240,405 $ 241,609 Statements of Operations Year ended December 31, Year ended December 31, 2025 2024 Interest income $ — $ — Interest expense 3,332 3,875 Net interest expense (3,332) (3,875) Dividend income from bank subsidiary 30,500 18,750 Non-interest gain (loss) 129 (15) Non-interest expense (1,037) (898) Net income before benefit for income taxes and equity in undistributed income of subsidiaries 26,260 13,962 Benefit for income taxes 890 1,006 Net earnings before equity in undistributed income of subsidiaries 27,150 14,968 Equity in undistributed income of subsidiaries (12,730) (1,217) Net income $ 14,420 $ 13,751 113

Statements of Cash Flows Year ended December 31, Year ended December 31, 2025 2024 Change in cash and cash equivalents: Cash flows from operating activities: Net income $ 14,420 $ 13,751 Depreciation expense — — Net valuation gain (loss) on equity securities (129) 15 Adjustments to reconcile net income to net cash provided by operating activities - Equity in undistributed income of subsidiary (17,770) (17,533) Net change in: Other assets 64 19 Other liabilities (257) 183 Net cash used in operating activities (3,672) (3,565) Cash flows from investing activities: Purchase of equity investments (450) (450) Equity investment capital distribution 197 275 Dividend from bank subsidiary 30,500 18,750 Net cash provided by investing activities 30,247 18,575 Cash flows from financing activities: Proceeds from other borrowings, net of origination costs 5,000 — Amortization of debt issuance costs 198 224 Other borrowings principal reductions — (6,083) Other borrowings called and repaid (15,000) — Repurchase shares of common stock (6,055) (6,097) Surrender of restricted shares of common stock (190) (119) Common stock options exercised 179 22 Cash dividends paid (3,598) (3,346) Net cash used in financing activities (19,466) (15,399) Net increase (decrease) in cash and cash equivalents 7,109 (389) Cash and cash equivalents at beginning of year 17,786 18,175 Cash and cash equivalents at end of year $ 24,895 $ 17,786 NOTE 19 - SEGMENT INFORMATION The Company’s reportable segment is determined by the Chief Financial Officer, who is the designated chief operating decision maker, based upon information provided about the performance of products and services offered in its banking operations. Banking operations consist primarily of lending, deposit and investment activities. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review the performance of various components of the business. Components of the Company’s business include various lending and deposit product offerings, the Company’s investment portfolio, banking branches and market geographies. The chief operating decision maker will evaluate the financial performance of the Company’s business components, such as by evaluating revenue, interest margins, significant expenses, and budget to actual operating results in assessing the Company’s segment and in determining the allocation of resources. The chief operating decision maker uses consolidated net income to benchmark the Company against competitors. Loans, investments, and deposits provide the revenue streams of the banking operation. Interest expense, provisions for credit losses, and compensation costs provide the significant expenses of the operation. All operations are domestic. 114

Year ended December 31, Year ended December 31, 2025 2024 Interest and dividend income $ 87,630 $ 89,615 Reconciliation of revenue Other Revenue 11,143 10,107 Total consolidated revenues 98,773 99,722 Less: Interest expense 36,446 43,141 Segment net interest income and non-interest income 62,327 56,581 Less: Provision (provision reversal) for credit losses 1,950 (3,175) Compensation and related benefits (expense) 23,875 22,741 Other expenses 19,061 19,565 Provision for income taxes (expense) 3,021 3,699 Segment net income/consolidated net income $ 14,420 $ 13,751 Other segment disclosures: Interest income $ 87,630 $ 89,615 Interest expense $ 36,446 $ 43,141 Depreciation $ 2,029 $ 2,174 Amortization $ 584 $ 715 Other significant noncash items: Provision (provision reversal) for credit losses $ 1,950 $ (3,175) Reconciliation of assets: Total assets for reportable segments $ 1,781,755 $ 1,748,519 Other assets — — Total consolidated assets $ 1,781,755 $ 1,748,519 ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. 115

In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have designed our disclosure controls and procedures to reach a level of reasonable assurance of achieving the desired control objectives. We carried out an evaluation as of December 31, 2025, under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 at reaching a level of reasonable assurance. Changes in Internal Control over Financial Reporting There was no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the Company’s most recently completed fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management’s Annual Report on Internal Control Over Financial Reporting The management of Citizens Community Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Crowe LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K, has issued an unqualified report on our internal control over financial reporting as of December 31, 2025. /s/ Stephen M. Bianchi President and Chief Executive Officer, Chairman of the Board /s/ James S. Broucek Executive Vice President, Chief Financial Officer, Treasurer and Secretary March 5, 2026 The report of our independent registered public accounting firm on internal control over financial reporting is included in Item 8 of this Annual Report on Form 10-K. ITEM 9B. OTHER INFORMATION Rule 10b5-1 Trading Plans During the three months ended December 31, 2025, none of our Section 16 officers or directors adopted, modified or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement” as defined in Item 408 of Regulation S-K during the covered period. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION 116

None 117

PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Information with respect to this item is incorporated herein by reference to the discussion under the heading “Proposal 1: Election of Directors,” “Executive Officers,” “Delinquent Section 16(a) Reports,” “Corporate Governance – Director Nominations”, “Directors’ Meetings and Committees – Audit Committee”, and “Corporate Governance Matters – Code of Business Conduct and Ethics and Corporate Governance Guidelines” in the Company’s Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission on or before April 29, 2026. The Audit Committee of the Company’s Board of Directors is an “audit committee” for purposes of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee consist of the following three outside independent directors: Timothy Olson (Chairman), Kristina Bourget and Kathleen Skarvan. ITEM 11. EXECUTIVE COMPENSATION The information with respect to this item is incorporated herein by reference to the discussion under the headings “Directors’ Meetings and Committees – Compensation Committee”, “Director Compensation” and “Executive Compensation” in the Company’s Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission on or before April 29, 2026. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Information with respect to this item is incorporated herein by reference to the discussion under the headings “Security Ownership” and “Equity Compensation Plan Information” in the Company’s Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission on or before April 29, 2026. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE Information with respect to this item is incorporated herein by reference to the discussion under the headings “Transactions with Related Persons” and “Corporate Governance Matters – Director Independence” in the Company’s Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission on or before April 29, 2026. 118

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES Information with respect to this item is incorporated herein by reference to the discussion under the heading “Audit Committee Matters – Fees of Independent Registered Public Accounting Firm” in the Company’s Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission on or before April 29, 2026. PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a)(1) Financial Statements: The following financial statements of the Company are included in Item 8 of this Form 10-K annual report: Report of Independent Registered Public Accounting Firm (Crowe LLP) Consolidated Balance Sheets as of December 31, 2025 and 2024 Consolidated Statements of Operations for the Years Ended December 31, 2025 and 2024 Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025 and 2024 Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2025 and 2024 Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024 Notes to Consolidated Financial Statements (a)(2) Financial Statement Schedules: All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or has otherwise been included in the financial statements or notes hereto. (a)(3) Exhibits 3.1 Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form SB-2 filed on June 30, 2006 (File No. 333-135527) pursuant to Section 5 of the Securities Act of 1933). 3.2 Articles of Amendment to the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2012 (File No. 001-33003)). 3.3 Articles Supplementary with respect to the Series A Preferred Stock of Citizens Community Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 21, 2018 (File No. 001-33003)). 3.4 Amended and Restated Bylaws of the Registrant dated January 23, 2023 (incorporated by reference to Exhibit 3.4 to the Company's annual report on Form 10-K for the year ended December 31, 2022 filed on March 7, 2023 (File No. 001-33003)). 4.1 Description of Capital Stock (incorporated by reference to Exhibit 4.1 to the Company's annual report on Form 10-K filed on March 10, 2020 (File No. 001-33003)). 4.2 Form of Subordinated Note Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on March 14, 2022 (File No. 001-33003)). 4.3 Form of Subordinated Note (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed on March 14, 2022 (File No. 001-33003)). 4.4 Form of Global Subordinated Note (incorporated by reference to Exhibit 4.3 to the Company’s current report on Form 8-K filed on March 14, 2022 (File No. 001-33003)). 10.1+ Citizens Community Bancorp, Inc. 2008 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed on August 28, 2013 (File No. 333-190877)). 10.2+ Form of Stock Option Agreement under the Citizens Community Bancorp, Inc. 2008 Equity Incentive Plan (incorporated by referent to Exhibit 10.13 to the Company’s annual report on Form 10-K for the fiscal year ended as of September 30, 2014 (File No. 001-33003)). 10.3+ Citizens Community Bancorp, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 filed on March 30, 2018 (File No. 333-224042)). 119

10.4+ First Amendment to Citizens Community Bancorp, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K filed on March 2, 2022 (File No. 001-33003)). 10.5+ Form of Restricted Stock Agreement under the Citizens Community Bancorp, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company’s Form 10-K filed on December 10, 2018 (File No. 001-33003)). 10.6+ Form of Director Restricted Stock Agreement under the Citizens Community Bancorp, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company’s Form 10-K filed on December 10, 2018 (File No. 001-33003)). 10.7+ Citizens Community Bancorp, Inc. 2018 Long Term Incentive Plan under the Citizens Community Bancorp, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to the Company’s Form 10-K filed on December 10, 2018 (File No. 001-33003)). 10.8+ Form of Citizens Community Bancorp, Inc. 2019 Long Term Incentive Plan Award Agreement. (incorporated by reference to Exhibit 10.19 to the Company’s Transition Report on Form 10-K filed on March 8, 2019 (File No. 001-33003)). 10.9+ Form of Citizens Community Bancorp, Inc. 2020 Long Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.9 to the Company's annual report on Form 10-K filed on March 8, 2021 (File No. 001-33003)). 10.10+ Form of Citizens Community Bancorp, Inc. Long Term Incentive Plan Award Agreement for Time- Based Restricted Shares (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K filed on March 2, 2022 (File No. 001-33003)). 10.11+ Form of Citizens Community Bancorp, Inc. Long Term Incentive Plan Award Agreement for Performance-Based Restricted Shares (incorporated by reference to Exhibit 10.12 to the Company's Form 10-K filed on March 2, 2022 (File No. 001-33003)). 10.12 Securities Purchase Agreement between the Citizens Community Bancorp, Inc. and the Purchasers provided therein, dated June 20, 2018 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on June 21, 2018 (File No. 001-33003)). 10.13 Registration Rights Agreement between the Citizens Community Bancorp, Inc. and the Purchasers provided therein, dated June 20, 2018 (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on June 21, 2018 (File No. 001-33003)). 10.14+ Fourth Amended and Restated Executive Employment Agreement by and between Citizens Community Bancorp, Inc., Citizens Community Federal, N.A. and Stephen Bianchi, dated as of May 2, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 8, 2024 (File No. 001-33003)). 10.15+ Third Amended and Restated Executive Employment Agreement by and between Citizens Community Bancorp, Inc., Citizens Community Federal, N.A. and James S. Broucek, dated as of May 2, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 8, 2024 (File No. 001-33003)). 10.16 Business Note, dated May 1, 2024, issued by Citizens Community Bancorp, Inc. to Chippewa Valley Bank (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on August 6, 2024 (File No. 001-33003)). 10.17 Business Note, dated October 30, 2025, issued by Citizens Community Bancorp, Inc. to Chippewa Valley Bank, filed herewith. 16.1 Letter, dated November 20, 2023, from Eide Bailly LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K filed on November 20, 2023 (File No. 001-33003)). 19.1 Director and Officer Insider Trading Policy, adopted October 24, 2024, (incorporated by reference to Exhibit 19.1 to the Company's Form 10-K filed on March 13, 2025 (File No. 001-33003)). 19.2 Colleague Insider Trading Policy, adopted, adopted October 24, 2024, (incorporated by reference to Exhibit 19.2 to the Company's Form 10-K filed on March 13, 2025 (File No. 001-33003)). 21 Subsidiaries of the Company as of December 31, 2024 (incorporated by reference to Exhibit 21 to the Company's Form 10-K filed on March 13, 2025 (File No. 001-33003)). 23.1 Consent of Independent Registered Public Accounting Firm (Crowe LLP) (filed herewith). 31.1 Rule 13a-15(e) Certification of the Company’s Chief Executive Officer (filed herewith). 31.2 Rule 13a-15(e) Certification of the Company’s Chief Financial Officer (filed herewith). 32.1* Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002). 120

97 Clawback Policy, adopted October 10, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 10-Q filed on August 6, 2024 (file No. 001-33003)). 101 The following materials from Citizens Community Bancorp, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 formatted in XBRL (eXtensible Business Reporting Language) and furnished electronically herewith: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Changes in Stockholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements. + A management contract or compensatory plan or arrangement * This certification is not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. 121

SIGNATURES Pursuant to the requirements of Section13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CITIZENS COMMUNITY BANCORP, INC. Date: March 5, 2026 By: /s/ James S. Broucek James S. Broucek Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Date: March 5, 2026 By: /s/ Stephen M. Bianchi Stephen M. Bianchi President and Chief Executive Officer, Chairman of the Board (Principal Executive Officer) Date: March 5, 2026 By: /s/ Michael L. Swenson Michael L. Swenson Lead Director Date: March 5, 2026 By: /s/ Kristina M. Bourget Kristina M. Bourget Director Date: March 5, 2026 By: /s/ Michael Conner Michael Conner Director Date: March 5, 2026 By: /s/ Francis E. Felber Francis E. Felber Director Date: March 5, 2026 By: /s/ James D. Moll James D. Moll Director Date: March 5, 2026 By: /s/ Timothy L. Olson Timothy L. Olson Director Date: March 5, 2026 By: /s/ Kathleen S. Skarvan Kathleen S. Skarvan Director Date: March 5, 2026 By: /s/ James S. Broucek James S. Broucek Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer) 122

CITIZENS COMMUNITY BANCORP, INC. STOCKHOLDER INFORMATION ANNUAL MEETING The annual meeting of stockholders of Citizens Community Bancorp, Inc. will be held at the Holiday Inn Eau Claire South located at 4751 Owen Ayres Ct, Eau Claire, WI 54701, on Tuesday, June 16, 2026, at 4:00 p.m. local time. STOCK LISTING Citizens Community Bancorp, Inc. common stock is traded on the NASDAQ Global Market under the symbol “CZWI”. The stock price information set forth in the table above was provided by the NASDAQ Stock Market based upon the high and low bid and asked prices during such periods. The closing price per share of Citizens Community Bancorp, Inc. common stock on March 5, 2026, was $17.86. At March 5, 2026, there were 9,628,612 shares of Citizens Community Bancorp, Inc. common stock outstanding and the approximate number of holders of record was 507. The holders of our common stock are entitled to receive such dividends when and as declared by our Board of Directors and approved by our regulators. In determining the payment of cash dividends, our Board of Directors considers our earnings, capital and debt servicing requirements, the financial ratio guidelines of our regulators, our financial condition and other relevant factors. 123

STOCKHOLDERS AND GENERAL INQUIRIES Citizens Community Bancorp, Inc. filed an Annual Report on Form 10-K for the year ended December 31, 2025, and three Quarterly Reports on Form 10-Q. Copies of these forms are available upon request. Requests, as well as inquiries from stockholders, analysts and others seeking information about Citizens Community Bancorp, Inc., should be directed to our Corporate Secretary at 2174 EastRidge Center, Eau Claire, WI 54701, telephone (800) 590-9920. TRANSFER AGENT Stockholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to our transfer agent at 1-800-509-5586 or write: Continental Stock Transfer & Trust Company 1 State Street 30th Floor New York, NY 10004 1-(800)-509-5586 Our transfer agent’s website address is www.continentalstock.com WEBSITE Our internet website is www.ccf.us. The Company’s filings with the Securities and Exchange Commission, as well as other information that may be pertinent to stockholders are available online at the Company’s internet website. The Company is not including the information contained on or available through its website as part of, or incorporating such information by reference into, this Annual Report. ANNUAL AND OTHER REPORTS A copy of our Annual Report on Form 10-K for the year ended December 31, 2025, and Exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting our Corporate Secretary at 2174 EastRidge Center, Eau Claire, Wisconsin 54701. CITIZENS COMMUNITY BANCORP, INC. CORPORATE INFORMATION Citizens Community Bancorp, Inc. Board of Directors Citizens Community Federal N.A. Officers Stephen M. Bianchi, Chairman Michael L. Swenson, Lead Director Francis E. Felber James D. Moll Kristina M. Bourget Timothy L. Olson Kathleen S. Skarvan Michael R. Conner Stephen M. Bianchi, Chairman of the Board, President and Chief Executive Officer James S. Broucek, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary 124

CITIZENS COMMUNITY FEDERAL N.A. LOCATIONS Administrative Offices 2174 EastRidge Center Eau Claire, WI 54701 Branch Offices - Wisconsin: Altoona - Fairfax Branch 219 Fairfax Street Altoona, WI 54720 Barron Branch 25 North Mill Street Barron, WI 54812 Eau Claire - Gateway Branch 3625 Gateway Dr. Eau Claire, WI 54701 Ellsworth Branch 218 North Broadway Ellsworth, WI 54011 Ettrick Branch 22818 Main Street Ettrick, WI 54627 La Crosse Branch 141 7th St South La Crosse, WI 54601 Ladysmith Branch 810 Miner Ave W. Ladysmith, WI 54848 Lake Hallie Branch 2727 Commercial Boulevard Lake Hallie, WI 54729 Mondovi Branch 203 E Main Street Mondovi, WI 54755 Counsel Taft Stettinius & Hollister LLP 2200 IDS Center 80 South Eighth Street Minneapolis, MN 55402 Branch Offices – Wisconsin Cont: Osseo Branch 50518 Charles Street Osseo, WI 54758 Rice Lake Branch 1204 W Knapp Street Rice Lake, WI 54868 Spooner Branch 322 North River Street Spooner, WI 54801 Strum Branch 131 5th Ave N Strum, WI 54770 Tomah North Branch 1500 N. Superior Avenue Tomah, WI 54660 Tomah South Branch 1002 McLean Ave. Tomah, WI 54660 Branch Offices – Minnesota: Albert Lea Branch 2630 Bridge Ave. Albert Lea, MN 56007 Blue Earth Branch 303 S. Main St Blue Earth, MN 56013 Fairmont Branch 1015 Hwy 15 South Fairmont, MN 56031 Mankato Branch 180 St. Andrews Drive Mankato, MN 56001 Oakdale Branch 7035 10th Street North Oakdale, MN 55128 Wells Branch 53 First St SW Wells, MN 56097 Independent Registered Public Accounting Firm Crowe LLP 1 Mid America Plaza, Suite 600 Oakbrook Terrace, IL 60181 125